Dreyfus Investment Portfolios, Core Bond Portfolio

SEMIANNUAL REPORT June 30, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Core Bond Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

After a long period of remarkable resilience, the U.S. bond market encountered heightened volatility during the first half of 2006, as investors reacted to each new release of economic data or comment from members of the Federal Reserve Board (the "Fed"). The economic data often painted a contradictory picture, sometimes suggesting that inflationary pressures were increasing and, at other times, seeming to point to milder economic growth. The Fed also sent mixed signals as investors attempted to determine whether the U.S. central bank might pause in its tightening campaign after seventeen consecutive rate hikes since June 2004.

In the judgment of our Chief Economist, Richard Hoey, the U.S. economy may be moving into a more mature, slower-growth phase. However, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the portfolio performed during the reporting period, as well as market perspectives, we have provided a Discussion of Performance given by the portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Kent Wosepka, Portfolio Manager

How did Dreyfus Investment Portfolios, Core Bond Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio's Initial shares achieved a total return of –0.34%, and its Service shares achieved a total return of –0.36%.[1] The portfolio produced aggregate income dividends of $0.30 per share for both its Initial and Service shares. In comparison, the Lehman Brothers U.S. Aggregate Index (the "Index"), the portfolio's benchmark, produced a total return of –0.72% for the same period.[2]

Although bonds generally fared well over the first four months of 2006, heightened inflation and economic concerns sparked a downturn in May and June, more than erasing earlier gains. The portfolio's returns fared better than the Index, primarily due to our emphasis on some of the better-performing market sectors and relatively defensive security selection strategies within those areas.

What is the portfolio's investment approach?

The portfolio seeks to maximize total return through both capital appreciation and current income. The portfolio invests at least 80% of its assets in bonds, including U.S. government bonds and notes, corporate bonds, convertible securities, asset-backed securities, mortgage-related securities and foreign bonds. The portfolio may invest up to 35% of its assets in bonds rated below investment-grade credit quality, also known as high yield securities.

Typically, the portfolio can be expected to have an average effective maturity of between five and 10 years and an average effective duration between 3.5 and six years. While the portfolio's duration and maturity usually will stay within these ranges, if the maturity or duration of the Index moves outside these ranges, so may the portfolio's.

What other factors affected the portfolio's performance?

As it has since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates, driving the overnight federal funds rate to 5.25% by the reporting period's end. Nonetheless, the U.S. economy continued to grow at a fairly robust rate, expanding by 5.6% in the first quarter alone. Still, fixed-income investors appeared relatively unconcerned about inflation or credit risks through the first four months of the year, helping to support relative returns in both the more interest-rate- and credit-sensitive areas of the bond market, including U.S. Treasury securities and corporate bonds, respectively.

Investor sentiment appeared to change dramatically in early May, when hawkish comments by Fed Chairman Ben Bernanke were interpreted as a signal that interest rates might move higher than previously expected, potentially choking off economic growth. At the same time, prices of energy supplies, industrial commodities and precious metals moved sharply higher, sparking renewed inflation concerns. The resulting "flight to quality" caused prices of previously high-flying emerging-markets bonds and some corporate securities to fall sharply, while other areas of the bond market declined less severely.

The portfolio benefited in this environment from its relatively short average duration, which helped limit its sensitivity to rising interest rates. In addition, while we emphasized some of the market's more credit-sensitive areas throughout the reporting period, our relatively defensive security selection strategy within those sectors helped the portfolio weather the downturn better than the Index. For example, we invested a higher percentage of the portfolio's assets in high yield and investment-grade corporate bonds than the Index, but our focus on credits with relatively short maturities helped limit volatility. In addition, we successfully avoided bonds backed by companies engaged in leveraged buyouts or other activities that we considered unfriendly to bondholders. Instead, we favored issuers with strong balance sheets and sound business fundamentals. Finally, the portfolio's holdings of emerging-markets currencies and an underweighted position in mortgage-backed securities made modestly positive contributions to relative performance.

During May and June, yields on U.S. Treasuries rose as the market priced in expectations of higher inflation and tighter Federal Reserve monetary policy. Throughout the reporting period, the portfolio owned more intermediate term bonds, also known as a "bulleted" yield-curve strategy. With the sell-off in longer maturity bonds, our strategy helped to protect the portfolio from the full brunt of long-term price volatility. Still, it was not enough to offset overall negative performance, to which both the portfolio and bond market—as measured by the Index—were subject.

What is the portfolio's current strategy?

When the Fed implemented its seventeenth consecutive rate hike in late June, changes in the accompanying statement suggested that the tightening campaign may be nearing completion. In our view, monetary policy is now neutral, and any further increases will depend on the economic data.

Therefore, we have lengthened the portfolio's average duration toward a position that is more in line with the Index. In addition, we have retained the portfolio's bulleted yield-curve positioning in anticipation of wider yield spreads between shorter- and longer-term bonds. We also have maintained a relatively defensive security selection strategy, including an effort to avoid corporate issuers that may engage in leveraged buyouts. While we remain cautious regarding emerging-markets bonds and currencies, we occasionally have attempted to take advantage of market volatility by establishing positions in certain currencies, such as the Brazil real, at prices we believe to be attractive.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Bond Portfolio may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement that is in effect through December 31, 2006, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Bond Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.86	$ 3.96
Ending value (after expenses)	$996.60	$996.40

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.91	$ 4.01
Ending value (after expenses)	$1,020.93	$1,020.83

† *Expenses are equal to the portfolio's annualized expense ratio of .78% for Initial shares and .80% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Bonds and Notes—143.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense—.1%				
L-3 Communications, Bonds	3.00	8/1/35	60,000 [a]	**58,800**
Agricultural—.6%				
Altria Group, Debs.	7.75	1/15/27	160,000	180,017
Altria Group, Notes	7.00	11/4/13	180,000	190,172
				370,189
Airlines—.0%				
US Airways, Enhanced Equip. Notes, Ser. CL C	8.93	10/15/09	42,614 [b,c]	**4**
Asset-Backed Ctfs./ Automobile Receivables—1.5%				
Capital One Prime Auto Receivables Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	137,653	137,626
Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C	4.19	7/15/09	160,000	157,124
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	185,000	180,756
Hyundai Auto Receivables Trust, Ser. 2006-A, Cl. A2	5.13	2/16/09	200,000	199,677
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	250,000	244,758
				919,941
Asset-Backed Ctfs./Credit Cards—1.4%				
BA Credit Card Master Note Trust, Ser. 2002-C1, Cl. C1	6.80	7/15/14	525,000	547,459
Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	335,000	330,968
				878,427
Asset-Backed Ctfs./ Home Equity Loans—11.3%				
Accredited Mortgage Loan Trust, Ser. 2005-2, Cl. A2A	5.42	7/25/35	47,222 [d]	47,250
Bayview Financial Acquisition Trust, Ser. 2005-B, Cl. 1A6	5.21	4/28/39	235,000	222,670
Bear Stearns Asset Backed Securities, Ser. 2005-TC1, Cl. A1	5.43	5/25/35	20,330 [d]	20,330

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans (continued)				
Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A	5.41	5/25/35	110,401 [d]	110,410
Conseco Finance Home Loan Trust, Ser. 2000-E, Cl. A5	8.02	8/15/31	90,527	91,783
Countrywide Asset-Backed Ctfs., Ser. 2006-1, Cl. AF1	5.45	7/25/36	292,107 [d]	292,307
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.42	8/25/35	70,875 [d]	70,935
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	235,027	233,627
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF5	5.65	12/25/35	335,000	323,956
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	121,217	120,706
CS First Boston Mortgage Securities, Ser. 2002-HE4, Cl. MF1	6.94	8/25/32	140,000	140,159
First Franklin Mortgage Loan Asset Backed Certificates, Ser. 2005-FFH3, Cl. 2A1	5.45	9/25/35	167,576 [d]	167,699
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	460,000 [d]	460,508
GSAA Trust, Ser. 2006-7, Cl. AV1	5.40	3/25/46	581,228 [d]	584,806
Home Equity Asset Trust, Ser. 2005-8, Cl. M4	5.90	2/25/36	185,000 [d]	185,836
Home Equity Asset Trust, Ser. 2005-8, Cl. M7	6.44	2/25/36	125,000 [d]	126,531
Mastr Asset Backed Securities Trust, Ser. 2005-WMC1, Cl. A3	5.42	3/25/35	895 [d]	895
Merrill Lynch Mortgage Investors, Ser. 2005-WMC2, Cl. A2A	5.41	4/25/36	4,845 [d]	4,844
Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A	5.40	2/25/35	5,065 [d]	5,068
Morgan Stanley ABS Capital I, Ser. 2005-NC2, Cl. A3A	5.40	3/25/35	79,360 [d]	79,414

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans (continued)				
Morgan Stanley ABS Capital I, Ser. 2005-WMC3, Cl. A2A	5.41	3/25/35	19,125 d	19,136
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	5.43	7/25/35	164,608 d	164,746
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.37	4/25/36	190,798 d	190,899
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.39	4/25/36	543,241 d	543,657
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	303,092	300,961
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-6, Cl. M1	5.91	1/25/36	205,000	200,747
Renaissance Home Equity Loan Trust, Ser. 2006-1, Cl. AF2	5.53	5/25/36	300,000	298,271
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AI6	4.55	12/25/34	180,000	171,456
Residential Asset Mortgage Products, Ser. 2005-RS3, Cl. AIA1	5.42	3/25/35	70,920 d	70,971
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	5.42	4/25/35	69,746 d	69,800
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. AII1	5.43	2/25/35	31,192 d	31,216
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AII1	5.45	6/25/27	50,178 d	50,214
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. M1	5.72	10/25/35	220,000 d	220,447
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M2	5.80	2/25/35	210,000 d	212,801
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. M3	5.87	2/25/35	70,000 d	71,103
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.38	4/25/36	192,306 d	192,441
Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1	5.42	3/25/35	40,406 d	40,436

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans (continued)				
Residential Asset Securities, Ser. 2005-EMX3, Cl. M1	5.75	9/25/35	215,000 [d]	216,067
Residential Asset Securities, Ser. 2005-EMX3, Cl. M2	5.77	9/25/35	240,000 [d]	240,975
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI1	5.43	3/25/36	84,694 [d]	84,740
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M2	5.73	5/25/35	150,000	146,683
Specialty Underwriting & Residential Finance, Ser. 2005-BC2, Cl. A2A	5.42	12/25/35	48,685 [d]	48,723
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A	5.43	12/25/35	38,677 [d]	38,704
Specialty Underwriting & Residential Finance, Ser. 2004-BC4, Cl. A2A	5.47	10/25/35	13,834 [d]	13,841
				6,928,769
Asset-Backed Ctfs./ Manufactured Housing—.8%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	247,137	255,814
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	150,000	147,590
Origen Manufactured Housing, Ser. 2005-B, Cl. M2	6.48	1/15/37	105,000	102,154
				505,558
Auto Manufacturing—1.1%				
DaimlerChrysler NA Holding, Notes	4.88	6/15/10	110,000	105,242
DaimlerChrysler NA Holding, Gtd. Notes	5.74	3/13/09	200,000 [d]	200,285
DaimlerChrysler NA Holding, Gtd. Notes, Ser. E	5.68	10/31/08	365,000 [d]	366,857
				672,384

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banking—6.1%				
Chevy Chase Bank FSB, Sub. Notes	6.88	12/1/13	160,000	160,800
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	300,000 [a,d]	274,043
Colonial Bank NA/Montgomery, AL, Sub. Notes	6.38	12/1/15	250,000	248,377
Crestar Capital Trust I, Gtd. Cap. Secs	8.16	12/15/26	340,000	356,276
Industrial Bank of Korea, Sub. Notes	4.00	5/19/14	325,000 [a,d]	306,504
Popular North America, Notes	5.65	12/12/07	180,000 [d]	180,405
Sovereign Bancorp, Sr. Notes	5.51	3/1/09	290,000 [a,d]	290,510
USB Capital IX, Gtd. Notes	6.19	4/15/42	470,000 [d]	460,076
Washington Mutual, Notes	5.37	1/15/10	75,000 [d]	75,381
Washington Mutual, Sub. Notes	4.63	4/1/14	330,000	298,599
Washington Mutual Preferred Funding Delaware, Bonds	6.53	3/29/49	200,000 [a,d]	192,282
Wells Fargo Capital I, Gtd. Cap. Secs	7.96	12/15/26	165,000	172,604
Western Financial Bank, Sub. Debs.	9.63	5/15/12	230,000	253,250
Zions Bancorporation, Sr. Unscd. Notes	5.23	4/15/08	275,000 [d]	275,210
Zions Bancorporation, Sub. Notes	6.00	9/15/15	185,000	183,642
				3,727,959
Building & Construction—1.3%				
American Standard, Gtd. Notes	7.38	2/1/08	205,000	208,886
Centex, Notes	4.75	1/15/08	100,000	98,102

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Building & Construction (continued)				
DR Horton, Gtd. Notes	5.88	7/1/13	180,000	169,357
DR Horton, Gtd. Notes	8.00	2/1/09	115,000	119,642
Schuler Homes, Gtd. Notes	10.50	7/15/11	170,000	179,100
				775,087
Chemicals—1.3%				
Equistar Chemicals/Funding, Gtd. Notes	10.13	9/1/08	65,000	68,738
ICI North America, Debs.	8.88	11/15/06	75,000	75,732
ICI Wilmington, Gtd. Notes	4.38	12/1/08	50,000	48,280
ICI Wilmington, Gtd. Notes	5.63	12/1/13	145,000	139,241
ICI Wilmington, Gtd. Notes	7.05	9/15/07	100,000 [e]	101,039
Lubrizol, Debs.	6.50	10/1/34	95,000 [e]	91,143
RPM International, Sr. Notes	4.45	10/15/09	105,000	100,102
RPM International, Bonds	6.25	12/15/13	180,000	177,221
				801,496
Commercial & Professional Services—1.3%				
Aramark Services, Gtd. Notes	6.38	2/15/08	250,000	249,350
Aramark Services, Gtd. Notes	7.00	5/1/07	240,000	240,655
Erac USA Finance, Notes	5.40	4/30/09	90,000 [a,d]	90,113
Erac USA Finance, Notes	7.95	12/15/09	100,000 [a]	106,087
RR Donnelley & Sons, Notes	5.00	11/15/06	105,000	104,510
				790,715

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs.–6.2%				
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.59	4/25/36	205,332 [a,d]	205,396
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.68	4/25/34	122,768 [a,d]	122,999
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. A2	5.72	11/25/35	254,063 [a,d]	254,063
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A	5.90	8/25/33	110,348 [a,d]	110,947
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.90	12/25/33	142,558 [a,d]	143,004
Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. B3	8.27	4/25/36	97,620 [a,d]	97,620
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.32	11/25/35	94,097 [a,d]	95,582
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	345,000	325,732
Bear Stearns Commercial Mortgage Securities, Ser. 2004-PWR5, Cl. A2	4.25	7/11/42	150,000	143,492
Bear Stearns Commercial Mortgage Securities, Ser. 2005-T18, Cl. A2	4.56	2/13/42	185,000	178,596
Bear Stearns Commercial Mortgage Securities. Ser. 1998-C1, Cl. A2	6.44	6/16/30	185,000	187,170
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	6.13	2/15/17	190,000 [a]	193,493
Credit Suisse/Morgan Stanley Commercial Mortgage Certificate, Ser. 2006-HC1A, Cl. A1	5.39	5/15/23	295,000 [a,d]	295,272
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	170,000 [a]	165,638
DLJ Commercial Mortgage, Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	150,000	151,635

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	225,000 [a]	223,065
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	50,000 [a]	49,574
GMAC Commercial Mortgage Securities, Ser. 2003-C3, Cl. A2	4.22	4/10/40	125,000	120,211
Morgan Stanley Capital I, Ser. 1999-RM1, Cl. A2	6.71	12/15/31	72,074	73,355
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	682,724 [a]	649,886
				3,786,730
Diversified Financial Services—10.4%				
Ameriprise Financial, Jr. Sub. Bonds	7.52	6/1/66	145,000 [d]	146,130
Amvescap, Notes	4.50	12/15/09	330,000	315,732
Amvescap, Notes	5.38	12/15/14	100,000	94,711
Amvescap, Sr. Notes	5.90	1/15/07	135,000	135,106
CIT Group, Sr. Notes	5.32	8/15/08	275,000 [d,e]	275,707
Countrywide Home Loans, Gtd. Notes, Ser. J	5.50	8/1/06	145,000	145,013
Countrywide Home Loans, Notes	4.13	9/15/09	190,000 [e]	180,822
Countrywide Home Loans, Notes, Ser. L	2.88	2/15/07	400,000	393,388
Fondo LatinoAmericano De Reservas, Notes	3.00	8/1/06	440,000 [a]	439,326
Ford Motor Credit, Notes	5.63	10/1/08	200,000	185,107
General Motors Acceptance, Notes	5.97	1/16/07	275,000 [d]	274,225
Glencore Funding, Gtd. Notes	6.00	4/15/14	380,000 [a]	347,572

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
HSBC Finance, Sr. Notes	5.68	9/14/12	415,000 [d,e]	417,304
Jefferies Group, Sr. Notes	7.75	3/15/12	100,000	107,542
Kaupthing Bank, Notes	7.13	5/19/16	300,000 [a]	300,616
Leucadia National, Sr. Notes	7.00	8/15/13	145,000	141,375
MBNA Capital A, Gtd. Cap. Secs., Ser. A	8.28	12/1/26	115,000	120,574
Mizuho JGB Investment, Bonds	9.87	12/29/49	130,000 [a,d]	139,259
MUFG Capital Finance Tier 1, Gtd. Bonds	6.35	7/15/49	305,000 [d]	294,737
Pemex Finance, Bonds	9.69	8/15/09	325,000	346,829
Residential Capital, Gtd. Notes	6.90	4/17/09	325,000 [a,d]	325,226
Residential Capital, Sr. Unscd. Notes	6.38	6/30/10	125,000	123,406
SB Treasury Co., Bonds	9.40	12/29/49	360,000 [a,d]	382,576
St. George Funding, Bonds	8.49	12/29/49	275,000 [a]	292,186
Tokai Preferred Capital, Bonds	9.98	12/29/49	305,000 [a,d]	327,329
Windsor Financing, Gtd. Notes	5.88	7/15/17	100,000 [a]	96,908
				6,348,706
Diversified Metals & Mining—1.2%				
Falconbridge, Bonds	5.38	6/1/15	35,000	31,961
Falconbridge, Debs.	7.35	11/1/06	275,000	276,301
Falconbridge, Notes	6.00	10/15/15	220,000	209,841
Southern Copper, Sr. Notes	7.50	7/27/35	215,000	206,342
				724,445

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Electric Utilities—5.5%				
Ameren, Bonds	4.26	5/15/07	305,000	301,001
American Electric Power, Sr. Notes	4.71	8/16/07	145,000 [d]	143,263
Cinergy, Debs.	6.53	12/16/08	135,000	137,130
Cogentrix Energy, Gtd. Notes	8.75	10/15/08	200,000 [a]	215,000
Consumers Energy, First Mortgage Bonds, Ser. B	5.38	4/15/13	310,000	297,913
Dominion Resources/VA, Sr. Notes, Ser. D	5.79	9/28/07	370,000 [d]	370,354
FirstEnergy, Notes, Ser. A	5.50	11/15/06	110,000	109,879
FirstEnergy, Notes, Ser. B	6.45	11/15/11	350,000	356,532
FPL Energy National Wind, Scd. Notes	5.61	3/10/24	95,038 [a]	91,239
FPL Group Capital, Gtd. Debs., Ser. B	5.55	2/16/08	290,000	289,069
Mirant North America, Sr. Notes	7.38	12/31/13	85,000 [a]	82,450
Nevada Power, Mortgage Notes	5.95	3/15/16	40,000 [a]	38,112
Nisource Finance, Gtd. Notes	5.76	11/23/09	175,000 [d]	175,352
PP & L Capital Funding, Gtd. Notes, Ser. D	8.38	6/15/07	210,000	213,536
Sierra Pacific Power, Mortgage Notes	6.25	4/15/12	100,000	98,782
TXU, Sr. Notes, Ser. O	4.80	11/15/09	305,000	291,689
Virginia Electric & Power, Sr. Notes, Ser. A	5.38	2/1/07	165,000	164,580
				3,375,881
Environmental Control—.6%				
Oakmont Asset Trust, Notes	4.51	12/22/08	100,000 [a]	96,388

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Environmental Control (continued)					
Waste Management, Sr. Notes		6.50	11/15/08	130,000	132,103
Waste Management, Sr. Notes		7.00	7/15/28	125,000	129,944
					358,435
Food & Beverages—1.0%					
HJ Heinz, Notes		6.43	12/1/20	225,000 [a]	228,724
Safeway, Sr. Unscd. Notes		4.13	11/1/08	130,000	124,912
Stater Brothers Holdings, Sr. Notes		8.13	6/15/12	135,000	133,988
Tyson Foods, Sr. Unscd. Notes		6.60	4/1/16	100,000	97,919
					585,543
Foreign/Governmental—2.5%					
Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes		5.87	6/16/08	250,000 [d]	246,000
Export-Import Bank of Korea, Sr. Notes		4.50	8/12/09	110,000	105,710
Federal Republic of Brazil, Bonds	BRL	12.50	1/5/16	1,140,000 [e,f]	517,129
Mexican Fixed Rate Bonds, Bonds, Ser. M	MXN	9.00	12/22/11	3,320,000 [f]	299,415
Republic of Argentina, Bonds		4.89	8/3/12	440,000 [d]	366,080
					1,534,334
Health Care—1.3%					
Baxter International, Sr. Unscd. Notes		5.20	2/16/08	200,000	198,327
Coventry Health Care, Sr. Notes		5.88	1/15/12	130,000	125,450
Medco Health Solutions, Sr. Notes		7.25	8/15/13	368,000	390,179
Teva Pharmaceutical Finance, Gtd. Notes		6.15	2/1/36	125,000	112,598
					826,554

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Lodging & Entertainment—.8%				
Carnival, Notes	7.30	6/1/07	175,000	177,063
Harrah's Operating, Gtd. Notes	7.13	6/1/07	140,000	141,284
MGM Mirage, Gtd. Notes	6.00	10/1/09	25,000	24,438
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	125,000	118,281
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	20,000	19,500
				480,566
Machinery—.2%				
Terex, Gtd. Notes	7.38	1/15/14	140,000	**140,000**
Manufacturing—1.0%				
Bombardier, Notes	6.30	5/1/14	220,000 [a]	192,500
Tyco International Group, Gtd. Notes	5.80	8/1/06	270,000	270,034
Tyco International Group, Gtd. Notes	6.88	1/15/29	165,000	170,574
				633,108
Media—2.2%				
Clear Channel Communications, Notes	4.25	5/15/09	180,000	170,804
Clear Channel Communications, Sr. Unscd. Notes	4.50	1/15/10	215,000	202,706
Liberty Media, Sr. Notes	6.83	9/17/06	370,000 [d]	371,240
Media General, Gtd. Notes	6.95	9/1/06	280,000	280,243
Time Warner, Gtd. Debs.	7.70	5/1/32	100,000	109,003
Univision Communications, Gtd. Notes	2.88	10/15/06	210,000	208,109
				1,342,105
Oil & Gas—3.4%				
BJ Services, Sr. Unscd. Notes	5.44	6/1/08	625,000 [d]	625,108

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas (continued)				
Chesapeake Energy, Sr. Unscd. Notes	7.63	7/15/13	100,000 [e]	101,125
Colorado Interstate Gas, Sr. Notes	5.95	3/15/15	100,000	91,378
Enterprise Products Operating, Sr. Notes, Ser. B	4.00	10/15/07	35,000	34,065
Enterprise Products Operating, Sr. Notes, Ser. B	4.63	10/15/09	380,000	364,330
ONEOK, Sr. Unscd. Notes	5.51	2/16/08	125,000	124,238
Plains All American Pipeline/PAA Finance, Sr. Notes	5.63	12/15/13	375,000 [d]	360,898
Plains All American Pipeline/PAA Finance, Sr. Notes	5.88	8/15/16	250,000	241,310
Sempra Energy, Sr. Notes	4.62	5/17/07	130,000	128,760
				2,071,212
Packaging & Containers—.6%				
Crown Americas Capital, Sr. Notes	7.63	11/15/13	120,000 [a]	118,500
Crown Americas Capital, Sr. Notes	7.75	11/15/15	60,000 [a]	59,400
Sealed Air, Bonds	6.88	7/15/33	170,000 [a]	162,969
				340,869
Paper & Forest Products—.5%				
Sappi Papier Holding, Gtd. Notes	6.75	6/15/12	150,000 [a]	140,493
Temple-Inland, Bonds	6.63	1/15/18	150,000	149,539
				290,032
Property-Casualty Insurance—1.7%				
AON, Notes	6.95	1/15/07	85,000 [d]	85,440
AON Capital Trust A, Gtd. Cap. Secs	8.21	1/1/27	150,000 [e]	162,232
Assurant, Sr. Notes	6.75	2/15/34	85,000	83,996

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property-Casualty Insurance (continued)				
Hanover Insurance Group, Debs.	7.63	10/15/25	10,000	10,074
Lincoln National, Bonds	7.00	5/17/66	125,000 [d,e]	124,249
Marsh & McLennan Cos., Sr. Notes	5.38	3/15/07	225,000	223,868
Nippon Life Insurance, Notes	4.88	8/9/10	250,000 [a]	240,484
Phoenix Cos., Sr. Unscd. Notes	6.68	2/16/08	100,000	100,278
				1,030,621
Real Estate Investment Trusts—6.4%				
Archstone-Smith Operating Trust, Notes	3.00	6/15/08	140,000	133,034
Archstone-Smith Operating Trust, Sr. Unscd. Notes	5.25	5/1/15	25,000	23,542
Archstone-Smith Operating Trust, Notes	5.63	8/15/14	40,000	38,947
Arden Realty, Notes	5.25	3/1/15	215,000	206,061
Boston Properties, Sr. Notes	6.25	1/15/13	90,000	90,919
Brandywine Operating Partnership, Gtd. Notes	5.95	4/1/09	225,000 [d]	225,279
Duke Realty, Notes	3.50	11/1/07	125,000	121,327
Duke Realty, Sr. Notes	5.25	1/15/10	170,000	166,007
EOP Operating, Notes	6.11	10/1/10	95,000 [d]	96,090
EOP Operating, Notes	6.76	6/15/07	275,000	277,229
EOP Operating, Sr. Notes	7.00	7/15/11	270,000	280,789
ERP Operating, Notes	4.75	6/15/09	75,000	73,060
ERP Operating, Notes	5.13	3/15/16	100,000	92,573

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
Healthcare Realty Trust, Sr. Notes	5.13	4/1/14	360,000	332,240
HRPT Properties Trust, Sr. Unscd. Notes	5.94	3/16/11	350,000 [d]	350,692
Mack-Cali Realty, Notes	5.25	1/15/12	80,000	76,874
Mack-Cali Realty, Unscd. Notes	5.05	4/15/10	190,000	183,288
National Retail Properties, Sr. Unscd. Notes	6.15	12/15/15	150,000	145,232
Regency Centers, Gtd. Notes	5.25	8/1/15	200,000	187,255
Simon Property Group, Notes	4.60	6/15/10	160,000	153,470
Simon Property Group, Notes	4.88	8/15/10	105,000	101,608
Socgen Real Estate, Bonds	7.64	12/29/49	580,000 [a,d]	592,466
				3,947,982
Residential Mortgage Pass-Through Ctfs.—4.9%				
American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	189,529 [a]	189,077
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	119,538	118,067
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	205,000	194,963
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	867,879	865,300
Impac CMB Trust, Ser. 2005-8, Cl. 2M2	6.07	2/25/36	191,889 [d]	192,741
Impac CMB Trust, Ser. 2005-8, Cl. 2M3	6.82	2/25/36	147,607 [d]	141,042
Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	99,392 [d]	99,607
Indymac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1	6.06	6/25/36	49,993 [d]	48,849

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
JP Morgan Mortgage Trust, Ser. 2005-A1, Cl. 5A1	4.48	2/25/35	109,682 [d]	105,720
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	225,000	213,919
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	170,000	162,940
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.68	4/25/35	450,000 [d]	435,691
Wells Fargo Mortgage Backed Securities Trust, Ser. 2003-1, Cl. 2A9	5.75	2/25/33	220,000	209,873
				2,977,789
Retail—.3%				
May Department Stores, Gtd. Notes	5.95	11/1/08	100,000	100,194
May Department Stores, Notes	3.95	7/15/07	70,000	68,648
				168,842
State/Government General Obligations—2.1%				
Michigan Tobacco Settlement Finance Authority, Taxable Tobacco Settlement Asset-Backed Bonds	7.31	6/1/34	460,000	459,471
Michigan Tobacco Settlement Finance Authority, Taxable Tobacco Settlement Asset-Backed Bonds	7.43	6/1/34	150,000 [d]	150,000
New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds	6.00	6/1/27	255,000	245,157
Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/23	435,000	423,159
				1,277,787

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Technology—.6%					
Freescale Semiconductor, Sr. Notes		6.88	7/15/11	100,000	101,000
Hewlett-Packard, Notes		5.75	12/15/06	255,000	255,199
					356,199
Telecommunications—7.2%					
AT&T, Notes		5.26	5/15/08	325,000 [d]	325,136
Deutsche Telekom International Finance, Gtd. Bonds		8.25	6/15/30	210,000 [d]	243,138
Deutsche Telekom International Finance, Gtd. Notes		5.63	3/23/09	605,000 [d]	605,684
France Telecom, Notes		7.75	3/1/11	160,000 [d]	172,041
Nextel Communications, Sr. Notes, Ser. F		5.95	3/15/14	140,000	134,694
Nextel Partners, Sr. Notes		8.13	7/1/11	120,000	126,150
Nordic Telephone Holdings, Sr. Notes	EUR	8.25	5/1/16	50,000 [a,f]	65,708
PanAmSat, Gtd. Notes		9.00	6/15/16	125,000 [a,g]	127,500
Qwest, Bank Note, Ser. A		8.53	6/30/07	167,200 [d]	170,022
Qwest, Bank Note, Ser. B		6.95	6/30/10	50,000 [d]	49,250
Qwest, Bank Note, Ser. B		6.95	6/30/10	199,000 [d]	196,015
Qwest, Sr. Notes		7.88	9/1/11	90,000	91,575
Sprint Capital, Gtd. Notes		8.75	3/15/32	125,000	151,168
Telecom Italia Capital, Gtd. Notes		5.63	2/1/11	185,000 [d]	186,203

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Telefonica Emisones, Gtd. Notes	5.98	6/20/11	1,230,000	1,226,784
Verizon Global Funding, Sr. Notes	5.30	8/15/07	275,000 [d]	275,130
Windstream, Sr. Notes	8.13	8/1/13	180,000 [a,g]	184,500
Windstream, Sr. Notes	8.63	8/1/16	55,000 [a,g]	56,513
				4,387,211
Textiles & Apparel—.2%				
Mohawk Industries, Sr. Unscd. Notes	5.75	1/15/11	135,000	**132,709**
Transportation—.3%				
Ryder System, Notes	3.50	3/15/09	195,000	**183,586**
U.S. Government Agencies/ Mortgage-Backed—22.5%				
Federal Home Loan Mortgage Corp:				
Multiclass Mortgage Participation Ctfs. REMIC, Ser. 2586, Cl. WE 4.00%, 12/15/32			192,912	175,024
Multiclass Mortgage Participation Ctfs. REMIC, (Interest Only Obligations), Ser. 2752, Cl. GM 5.00%, 3/15/26			3,000,000 [h]	493,408
Federal National Mortgage Association:				
4.50%			1,750,000 [i]	1,654,293
5.00%			3,100,000 [i]	2,985,672
5.50%			1,845,000 [i]	1,803,754
5.00%, 9/1/17			122,999	118,770
5.50%, 8/1/34—9/1/34			1,474,998	1,420,977
6.00%, 7/15/29			1,800,000 [g]	1,771,875
Government National Mortgage Association I:				
Ser. 2004-43, Cl. A, 2.82%, 12/16/19			280,951	266,461
Ser. 2003-88, Cl. AC, 2.91%, 6/16/18			263,794	251,338
Ser. 2004-57, Cl. A, 3.02%, 1/16/19			363,044	345,691
Ser. 2004-9, Cl. A, 3.36%, 8/16/22			97,500	92,570
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23			268,189	255,671

Bonds and Notes (continued)	Principal Amount ($)		Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)			
Government National Mortgage Association I (continued):			
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	205,675		196,993
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	147,501		142,859
Ser. 2005-34, Cl. A, 3.96%, 9/16/21	190,632		184,893
Ser. 2005-79, Cl. A, 4.00%, 10/16/33	197,814		190,042
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	170,722		164,563
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	276,693		265,678
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	238,760		231,440
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	66,762		64,716
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	193,744		188,270
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	475,000		459,306
Government National Mortgage Association II:			
4.50%, 7/20/30	20,737	d	20,729
6.50%, 7/20/31	22,515		22,748
			13,767,741
U.S. Government Securities—33.3%			
U.S. Treasury Bonds;			
4.50%, 2/15/36	1,080,000	g	968,710
U.S. Treasury Notes:			
4.25%, 1/15/11	710,000	e	685,788
4.50%, 2/15/09	80,000	e	78,760
5.13%, 6/30/11	18,630,000	g	18,657,666
			20,390,924
Total Bonds and Notes (cost $88,911,786)			**87,889,240**

Preferred Stocks—.3%	Shares	Value ($)
Banking—.2%		
Sovereign Capital Trust IV, Conv., Cum. $2.1875	2,150	**97,825**
Diversified Financial Services—.1%		
AES Trust VII, Conv., Cum. $3.00	1,450	**71,050**
Total Preferred Stocks (cost $176,769)		**168,875**

Options–.1%	Face Amount Covered by Contracts ($)	Value ($)
Call Options–.1%		
12-Month Euribor Interest Swap, March 2007 @ 4.488	4,760,000	3,931
Dow Jones CDX.EM.5 August 2006 @ .9805	1,150,000	7,245
Dow Jones CDX.EM.5 August 2006 @ .982	1,950,000	12,285
		23,461
Put Options–.0%		
3-Month Capped USD Libor-BBA Interest Rate Swap, June 2007 @ 5.75	12,120,000	9,718
5-Year Euribor Interest Swap, May 2007 @ 4.1785	1,226,000	13,595
		23,313
Total Options (cost $75,802)		**46,774**

Short-Term Investments–.4%	Principal Amount ($)	Value ($)
U.S. Government Agency–.3%		
Federal National Mortgage Association, 5.13%, 7/17/06	200,000	**199,544**
U.S. Treasury Bill–.1%		
4.72%, 9/7/06	75,000 [j]	**74,345**
Total Short-Term Investments (cost $273,875)		**273,889**

Other Investment–.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $452,000)	452,000 [k]	**452,000**

Investment of Cash Collateral for Securities Loaned—4.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,562,705)	2,562,705 [k]	**2,562,705**
Total Investments (cost $92,452,937)	**149.4%**	**91,393,483**
Liabilities, Less Cash and Receivables	**(49.4%)**	**(30,224,607)**
Net Assets	**100.0%**	**61,168,876**

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2006, these securities amounted to $9,457,899 or 15.5% of net assets.*

[b] *Non-income producing—security in default.*

[c] *The value of this security has been determined in good faith under the direction of the Board of Trustees.*

[d] *Variable rate security—interest rate subject to periodic change.*

[e] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $2,450,025 and the total market value of the collateral held by the portfolio is $2,562,705.*

[f] *Principal amount stated in U.S. Dollars unless otherwise noted*
BRL—Brazilian Real
EUR—Euro
MXN—Mexican Peso

[g] *Purchased on a delayed delivery basis.*

[h] *Notional face amount shown.*

[i] *Purchased on a forward commitment basis.*

[j] *Held by a broker as collateral for open financial futures positions.*

[k] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	57.2	State/Government General Obligations	2.1
U.S. Government & Agencies	55.8	Preferred Stocks	.3
Asset/Mortgage Backed	26.1	Futures/Options/Swaps/Forward Currency Exchange Contracts	(.1)
Short-Term/Money Market Investments	5.3		
Foreign/Governmental	2.5		**149.2**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2006 ($)
Financial Futures Short				
U.S. Treasury 10 Year Notes	47	(4,928,391)	September 2006	**20,015**

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2006 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
Dow Jones CDX.EM.X5 August 2006 @ .99	2,300,000	(7,360)
Dow Jones CDX.EM.X5 August 2006 @ .9915	3,900,000	(12,480)
Peru, 8.75%, 11/21/2033 Swap pay @ 1.70 exp. 12/20/2010 July 2006 @ 3.05	335,000	–
Put Options;		
12-Month Euribor Interest Swap March 2007 @ 5.973	4,760,000	(26,481)
(Premiums received $48,855)		**(46,321)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $2,450,025)—Note 1(c):		
Unaffiliated issuers	89,438,232	88,378,778
Affiliated issuers	3,014,705	3,014,705
Cash		48,313
Cash denominated in foreign currencies	17,794	17,872
Receivable for investment securities sold		778,846
Dividends and interest receivable		674,829
Receivable from broker from swap transactions—Note 4		66,953
Swaps premium paid		48,374
Unrealized appreciation on swap contracts—Note 4		20,422
Receivable for shares of Beneficial Interest subscribed		241
Prepaid expenses		11,880
		93,061,213
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		45,980
Payable for investment securities purchased		29,010,108
Liability for securities on loan—Note 1(c)		2,562,705
Unrealized depreciation on swap contracts—Note 4		109,024
Payable for shares of Beneficial Interest redeemed		66,500
Outstanding options written, at value (premiums received $48,855) —See Statement of Options Written		46,321
Payable for futures variation margin—Note 4		21,297
Unrealized depreciation on forward currency exchange contracts—Note 4		11,134
Accrued expenses		19,268
		31,892,337
Net Assets ($)		**61,168,876**
Composition of Net Assets ($):		
Paid-in capital		63,377,262
Accumulated undistributed investment income—net		678,468
Accumulated net realized gain (loss) on investments		(1,751,010)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $20,015 net unrealized appreciation on financial futures)		(1,135,844)
Net Assets ($)		**61,168,876**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	19,786,070	41,382,806
Shares Outstanding	1,588,366	3,322,845
Net Asset Value Per Share ($)	**12.46**	**12.45**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,739,157
Dividends:	
Unaffiliated issuers	8,333
Affiliated issuers	5,623
Income from securities lending	856
Total Income	**1,753,969**
Expenses:	
Investment advisory fee—Note 3(a)	199,745
Distribution fees—Note 3(b)	55,670
Professional fees	16,474
Custodian fees—Note 3(b)	14,765
Prospectus and shareholders' reports	3,501
Trustees' fees and expenses—Note 3(c)	1,111
Shareholder servicing costs—Note 3(b)	1,047
Miscellaneous	23,864
Total Expenses	**316,177**
Less—waiver of fees due to undertaking—Note 3(a)	(51,749)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(1,203)
Net Expenses	**263,225**
Investment Income—Net	**1,490,744**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(868,597)
Net realized gain (loss) on options transactions	19,493
Net realized gain (loss) on financial futures	(69,710)
Net realized gain (loss) on swap transactions	60,815
Net realized gain (loss) on forward currency exchange contracts	(882)
Net Realized Gain (Loss)	**(858,881)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactons, options transactions and swap transactions (including $38,374 net unrealized appreciation on financial futures)	(839,328)
Net Realized and Unrealized Gain (Loss) on Investments	**(1,698,209)**
Net (Decrease) in Net Assets Resulting from Operations	**(207,465)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	1,490,744	2,745,210
Net realized gain (loss) on investments	(858,881)	371,015
Net unrealized appreciation (depreciation) on investments	(839,328)	(1,560,685)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(207,465)**	**1,555,540**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(529,880)	(969,776)
Service shares	(1,055,100)	(1,863,638)
Total Dividends	**(1,584,980)**	**(2,833,414)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	295,830	2,911,861
Service shares	1,139,707	2,594,764
Dividends reinvested:		
Initial shares	529,880	969,776
Service shares	1,055,100	1,863,638
Cost of shares redeemed:		
Initial shares	(5,292,013)	(4,693,145)
Service shares	(6,880,475)	(9,305,849)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(9,151,971)**	**(5,658,955)**
Total Increase (Decrease) in Net Assets	**(10,944,416)**	**(6,936,829)**
Net Assets ($):		
Beginning of Period	72,113,292	79,050,121
End of Period	**61,168,876**	**72,113,292**
Undistributed investment income—net	678,468	772,704

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Initial Shares		
Shares sold	23,540	226,021
Shares issued for dividends reinvested	41,978	75,418
Shares redeemed	(418,738)	(364,571)
Net Increase (Decrease) in Shares Outstanding	**(353,220)**	**(63,132)**
Service Shares		
Shares sold	90,168	201,530
Shares issued for dividends reinvested	83,628	144,989
Shares redeemed	(546,036)	(723,580)
Net Increase (Decrease) in Shares Outstanding	**(372,240)**	**(377,061)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2006	Year Ended December 31,				
Initial Shares	(Unaudited)	2005	2004[a]	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	12.80	13.01	13.00	12.87	12.67	12.94
Investment Operations:						
Investment income—net[b]	.28	.47	.47	.45	.61	.75
Net realized and unrealized gain (loss) on investments	(.32)	(.19)	.09	.47	.21	(.18)
Total from Investment Operations	(.04)	.28	.56	.92	.82	.57
Distributions:						
Dividends from investment income—net	(.30)	(.49)	(.55)	(.54)	(.62)	(.72)
Dividends from net realized gain on investments	–	–	–	(.25)	–	(.12)
Total Distributions	(.30)	(.49)	(.55)	(.79)	(.62)	(.84)
Net asset value, end of period	12.46	12.80	13.01	13.00	12.87	12.67
Total Return (%)	(.34)[c]	2.04	4.54	7.27	6.70	4.55

	Six Months Ended June 30, 2006	Year Ended December 31,				
Initial Shares (continued)	(Unaudited)	2005	2004[a]	2003	2002	2001
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.78[d]	.74	.71	.72	.80	.97
Ratio of net expenses to average net assets	.78[d]	.74	.71	.72	.80	.80
Ratio of net investment income to average net assets	4.48[d]	3.66	3.69	3.39	4.82	5.71
Portfolio Turnover Rate	250.19[c,e]	493.27[e]	785.59[e]	905.09[e]	653.12	654.39
Net Assets, end of period ($ x 1,000)	19,786	24,846	26,089	31,912	33,810	26,744

[a] *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.66% to 3.69%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

[d] *Annualized.*

[e] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended June 30, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 166.27%, 304.69%, 706.48% and 684.58%, respectively.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004[a]	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	12.79	13.01	12.99	12.87	12.66	12.93
Investment Operations:						
Investment income—net[b]	.28	.46	.46	.43	.62	.70
Net realized and unrealized gain (loss) on investments	(.32)	(.20)	.10	.47	.21	(.13)
Total from Investment Operations	(.04)	.26	.56	.90	.83	.57
Distributions:						
Dividends from investment income—net	(.30)	(.48)	(.54)	(.53)	(.62)	(.72)
Dividends from net realized gain on investments	–	–	–	(.25)	–	(.12)
Total Distributions	(.30)	(.48)	(.54)	(.78)	(.62)	(.84)
Net asset value, end of period	12.45	12.79	13.01	12.99	12.87	12.66
Total Return (%)	(.36)[c]	2.11	4.36	7.11	6.78	4.46

Service Shares (continued)	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004[a]	2003	2002	2001
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.03[d]	.99	.96	.97	1.00	1.15
Ratio of net expenses to average net assets	.80[d]	.80	.80	.80	.80	.80
Ratio of net investment income to average net assets	4.48[d]	3.60	3.60	3.29	4.82	5.77
Portfolio Turnover Rate	250.19[c,e]	493.27[e]	785.59[e]	905.09[e]	653.12	654.39
Net Assets, end of period ($ x 1,000)	41,383	47,267	52,961	58,456	57,823	30,416

a *As of January 1, 2004, the portfolio has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.57% to 3.60%. Per share data and ratios/supplemental data for periods prior to January 1, 2004 have not been restated to reflect this change in presentation.*

b *Based on average shares outstanding at each month end.*

c *Not annualized.*

d *Annualized.*

e *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended June 30, 2006, December 31, 2005, December 31, 2004 and December 31, 2003 were 166.27%, 304.69%, 706.48% and 684.58%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Core Bond Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to maximize total return through capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Trustees, or are determined by the portfolio not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the portfolio to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On June 30, 2006, the Board of Trustees declared a cash dividend of $.050 per share for both the Initial shares and Service shares, from undistributed investment income-net payable on July 3, 2006 (ex-dividend date) to shareholders of record as of the close of business on June 30, 2006.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $426,080 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $343,556 of the carryover expires in fiscal 2012 and $82,524 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $2,833,414. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

The portfolio may borrow up to $5 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2006, the portfolio did not borrow under either line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .60% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .80% of the value of the average daily net assets of their class. During the period ended June 30, 2006, the Manager waived receipt of fees of $51,749, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $55,670 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $39 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $14,765 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $30,498, Rule 12b-1 distribution plan fees $8,610, custodian fees $13,717, chief compliance officer fees $1,926 and transfer agency per account fees $17, which are offset against an expense reimbursement currently in effect in the amount of $8,788.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended June 30, 2006, amounted to $228,363,074 and $222,889,543, respectively, of which $74,714,681 in purchases and $74,768,071 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2006, are set forth in the Statement of Financial Futures.

The portfolio may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the portfolio receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the portfolio would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the portfolio would realize a loss, if the price of the financial instrument decreases between those dates. The following summarizes the portfolio's call/put options written for the period ended June 30, 2006:

	Face Amount		Options Terminated	
Options Written:	Covered by Contracts ($)	Premiums Received ($)	Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2005	24,824,000	61,020		
Contracts written	226,765,000	87,854		
Contracts terminated:				
Contracts closed	2,900,000	93	44,950	(44,857)
Contracts expired	230,092,000	89,921	–	89,921
Contracts exercised	7,302,000	10,005	10,005	–
Total contracts terminated	240,294,000	100,019	54,955	45,064
Contracts outstanding June 30, 2006	**11,295,000**	**48,855**		

The portfolio enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2006:

Forward Currency Sales Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Depreciation ($)
Purchases:				
Icelandic Krona, expiring 7/11/2006	12,527,800	169,777	164,859	(4,918)
Sales:		**Proceeds ($)**		
Euro, expiring 7/11/2006	136,830	169,777	175,087	(5,310)
Euro, expiring 9/20/2006	50,000	63,374	64,280	(906)
Total				**(11,134)**

The portfolio may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The portfolio accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the portfolio is receiving a fixed rate, the portfolio is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the portfolio at June 30, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
145,000	Allstate, 7.2%, 12/1/2009	J.P. Morgan Chase Bank	(.39)	6/20/2016	125
530,000	Allstate, 7.2%, 12/1/2009	Merrill Lynch	(.35)	6/20/2016	2,058
690,000	BellSouth, 6%, 10/15/2011	Bear Stearns	(.62)	3/20/2016	(4,376)
500,000	Structured Index	Morgan Stanley	(.70)	6/20/2013	(4,278)
500,000	Structured Index	Morgan Stanley	2.25	6/20/2016	(3,075)
1,717,000	Dow Jones CDX.EM.5	J.P. Morgan Chase Bank	(1.35)	6/20/2011	3,540
1,283,000	Dow Jones CDX.EM.5	J.P. Morgan Chase Bank	(1.35)	6/20/2011	7,022
294,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.16)	9/20/2015	(719)
85,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/2015	(149)
675,000	Chubb, 6%, 11/15/2011	Bear Stearns	(.36)	6/20/2016	(355)
425,000	CMLTI 2006-WMC1 M8, 6.71%, 12/25/2035	Morgan Stanley	(1.20)	12/25/2035	(85)
190,000	GMAC, 6.875%, 8/28/2012	Morgan Stanley	2.00	9/20/2006	402
400,000	JPMAC 2005-FRE1, CL.M8, 6.62%, 10/25/2035	Morgan Stanley	(1.17)	10/25/2035	355
1,225,000	JPMCC 2006-CB15, CL.AJ, 5.89%, 6/12/43	Merrill Lynch	(.13)	6/20/2016	(47)
231,000	Koninklijke KPN N.V., 8%, 10/1/2010	Lehman Brothers	(.80)	12/20/2010	(1,643)
120,000	Koninklijke KPN N.V., 8%, 10/1/2010	Morgan Stanley	(.77)	12/20/2010	(712)
425,000	MABS Trust, 2005-WMC1, CL. M8 3/25/2035	J.P. Morgan Chase Bank	(1.18)	4/25/2009	238
200,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.72)	6/20/2016	(2,258)
570,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.46)	6/20/2016	(3,978)
120,000	VF, 8.5%, 10/1/2010	Morgan Stanley	(.45)	6/20/2011	(785)
525,000	Dow Jones CDX.NA.IG.4	Citigroup	(.71)	6/20/2010	(11,149)

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
685,000	Dow Jones CDX.NA.IG.4	Citigroup	(.69)	6/20/2010	(14,051)
602,600	Dow Jones CDX.NA.IG.4	Lehman Brothers	(.35)	6/20/2010	(5,048)
379,400	Dow Jones CDX.NA.IG.4	Merrill Lynch	(.31)	6/20/2010	(2,560)
Total					**(41,528)**

The portfolio may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the portfolio at June 30, 2006:

Notional Amount	Reference Entity/Currency	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
705,000,000	JPY-6 Month LIBOR BBA	UBS Warburg	.88	5/11/2008	6,682
4,169,000	USD-3 Month LIBOR BBA	Merrill Lynch	5.43	5/13/2015	(15,103)
Total					**(8,421)**

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the portfolio will receive a payment from or make a payment to the counterparty, respectively. The following summarizes total return swaps entered into by the portfolio at June 30, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Depreciation ($)
1,333,000	Emerging Markets Bond Index Plus @370.4091	J.P. Morgan Chase Bank	(4.55)	11/14/2006	(19,420)
1,792,000	Emerging Markets Bond Index Plus @369.025	J.P. Morgan Chase Bank	(4.55)	11/14/2006	(19,233)
Total					**(38,653)**

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2006, accumulated net unrealized depreciation on investments was $1,059,454, consisting of $343,851 gross unrealized appreciation and $1,403,305 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus
Investment Portfolios, Core Bond Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0165SA0606

Dreyfus Investment Portfolios, Core Value Portfolio

SEMIANNUAL REPORT June 30, 2006


Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Core Value Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Brian Ferguson, Portfolio Manager
Large Cap Value Team

How did Dreyfus Investment Portfolios, Core Value Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, Dreyfus Investment Portfolios, Core Value Portfolio produced total returns of 5.14% for its Initial Shares and 5.09% for its Service Shares.[1] In comparison, the portfolio's benchmark, the S&P 500/BARRA Value Index, produced a total return of 5.48% for the same period.[2]

Strong corporate earnings and continued growth in the U.S. economy lifted the equities market over the first four months of 2006, but investor anxiety over high energy prices and rising interest rates subsequently caused stock prices to pull back, erasing many of the market's earlier gains. The portfolio's returns were slightly lower than the S&P 500/BARRA Value Index, primarily due to relatively strong performances in the energy, consumer discretionary and information technology sectors.

What is the portfolio's investment approach?

The portfolio invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

What other factors influenced the portfolio's performance?

Earlier in the reporting period, the U.S. stock market continued to climb on the strength of strong corporate earnings and signs of sustainable growth in the U.S. economy. Investors apparently maintained an optimistic outlook even as rising interest rates remained a concern, but mixed signals from economic data and uncertainty whether the Federal Reserve Board (the "Fed") was at or near the end of its long series of interest rate hikes later clouded investors' outlooks. In fact, the Fed continued to raise short-term interest rates at each meeting of its Federal Open Market Committee, driving the overnight federal funds rate to 5.25% by the end of June. In addition, energy prices encountered renewed volatility, with crude oil topping $75 a barrel, sparking inflation fears and concerns regarding the potentially adverse impact of higher fuel costs on consumer spending. As a result, investor sentiment deteriorated in May and June, and the stock market lost most of the ground it had gained earlier in the reporting period.

However, the upward trend in energy prices helped support the portfolio's performance in the energy sector. The portfolio's relatively heavy exposure to energy stocks contributed positively to overall returns. In addition, the portfolio's performance relative to the benchmark benefited from our emphasis on refineries and oil field services companies, such as Marathon Oil and Schlumberger. The information technology sector also contributed substantially to the portfolio's relative performance, primarily because the portfolio did not have significant positions in some of the sector's weaker companies, including information storage specialist EMC, which declined as a result of slow sales growth, and telecommunications equipment maker Motorola, which faced rising competitive pressures.

The portfolio's relative performance was further bolstered by the success of our stock selection strategy in the consumer discretionary sector. Unlike the benchmark, the portfolio did not own any homebuilding stocks, which were weak due to housing market concerns. In addition, the portfolio avoided investment in cruise line operator Carnival until the effects of 2005's hurricanes and concerns regarding high fuel prices were more appropriately reflected into earnings estimates. Johnson Controls, a manufacturer of building control systems and automotive consoles, also was a strong performer, lifted by investors' response to its acquisition of York, a maker of air conditioners and heating units. Unlike the benchmark, the portfolio did not own shares of media giant Viacom, which struggled with slow growth in advertising sales in the media sector.

The portfolio's performance, however, was tempered by some disappointments. While the materials sector performed well overall, our relatively limited emphasis on metal and mining companies held back relative performance. In the consumer staples sector, the portfolio's relative performance was undermined by its lack of exposure to food commodities processor Archer Daniels Midland, which saw its shares advance significantly due to increased demand for corn-based ethanol as an energy source.

What is the portfolio's current strategy?

Our bottom-up stock selection process has continued to guide our investment decisions, as we believe it to be an effective method in identifying attractively valued stocks under a variety of market conditions. We have continued to find attractive values in relatively defensive consumer staples stocks, and we have increased our emphasis in the sector over more economically sensitive stocks. In the industrials area, we increasingly have favored industrial stocks that historically have fared well late in the economic cycle, such as General Electric. While in the past we have found attractive opportunities in the energy area, we are reducing our emphasis on the sector, as many stocks have become more richly valued.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Core Value Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the fund may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the fund's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the fund's performance. Currently, the fund is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Core Value Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.27	$ 5.09
Ending value (after expenses)	$1,051.40	$1,050.90

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.21	$ 5.01
Ending value (after expenses)	$1,020.63	$1,019.84

† *Expenses are equal to the portfolio's annualized expense ratio of .84% for Initial shares and 1.00% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—98.7%	Shares		Value ($)
Banking—9.3%			
Bank of America	55,110		2,650,791
Bank of New York	10,100		325,220
PNC Financial Services Group	5,400		378,918
SunTrust Banks	4,600		350,796
US Bancorp	18,400		568,192
Wachovia	24,100		1,303,328
Wells Fargo & Co.	12,700		851,916
			6,429,161
Consumer Discretionary—10.0%			
Carnival	8,200		342,268
Clear Channel Communications	27,000		835,650
Comcast, Cl. A	9,000	a	294,660
Federated Department Stores	10,200		373,320
Johnson Controls	7,500		616,650
Limited Brands	14,600		373,614
Marriott International, Cl. A	9,800		373,576
McDonald's	28,600		960,960
News, Cl. A	35,400		678,972
Omnicom Group	8,600		766,174
Time Warner	33,800		584,740
TJX Cos.	15,000		342,900
Walt Disney	11,100		333,000
			6,876,484
Consumer Staples—6.7%			
Altria Group	24,300		1,784,349
Cadbury Schweppes, ADR	16,200		628,884
Colgate-Palmolive	12,300		736,770
CVS	11,400		349,980
Dean Foods	13,200	a	490,908
Procter & Gamble	10,900		606,040
			4,596,931
Energy—13.2%			
Anadarko Petroleum	6,800		324,292
Apache	4,000		273,000
Chevron	23,700		1,470,822
ConocoPhillips	26,700		1,749,651
Devon Energy	5,700		344,337

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Exxon Mobil	48,904	3,000,260
Halliburton	4,800	356,208
Marathon Oil	14,100	1,174,530
Valero Energy	6,200	412,424
		9,105,524
Financial Services—23.7%		
ACE	6,900	349,071
American International Group	16,096	950,469
AON	19,300	672,026
Capital One Financial	11,900	1,016,855
Chubb	13,800	688,620
Citigroup	51,900	2,503,656
Countrywide Financial	11,100	422,688
Equity Residential	11,300	505,449
Freddie Mac	12,200	695,522
Genworth Financial, Cl. A	27,700	965,068
Goldman Sachs Group	3,600	541,548
JPMorgan Chase & Co.	53,200	2,234,400
Lincoln National	6,000	338,640
Merrill Lynch & Co.	18,000	1,252,080
MetLife	7,300	373,833
Morgan Stanley	11,500	726,915
PMI Group	14,100	628,578
Prudential Financial	7,400	574,980
St. Paul Travelers Cos.	7,800	347,724
Washington Mutual	11,900	542,402
		16,330,524
Health Care—7.5%		
Abbott Laboratories	19,600	854,756
Amgen	5,100 [a]	332,673
Boston Scientific	15,500 [a]	261,020
Pfizer	73,500	1,725,045
Thermo Electron	9,600 [a]	347,904
WellPoint	10,000 [a]	727,700
Wyeth	20,300	901,523
		5,150,621

Common Stocks (continued)	Shares	Value ($)
Industrial—8.3%		
3M	4,500	363,465
Boeing	4,100	335,831
Cooper Industries, Cl. A	2,400	223,008
Eaton	4,900	369,460
Emerson Electric	4,000	335,240
General Electric	41,100	1,354,656
Honeywell International	8,800	354,640
Lockheed Martin	5,100	365,874
Tyco International	25,300	695,750
Union Pacific	10,600	985,376
United Technologies	5,300	336,126
		5,719,426
Information Technology—7.7%		
Accenture, Cl. A	32,500	920,400
Automatic Data Processing	16,000	725,600
Cisco Systems	35,100 [a]	685,503
Fiserv	3,900 [a]	176,904
Hewlett-Packard	37,700	1,194,336
International Business Machines	8,900	683,698
Microsoft	24,300	566,190
NCR	8,800 [a]	322,432
		5,275,063
Materials—2.0%		
Alcoa	11,800	381,848
Dow Chemical	8,200	320,046
El Du Pont de Nemours & Co.	8,000	332,800
Rohm & Haas	7,500	375,900
		1,410,594
Telecommunications—6.2%		
Alltel	5,200	331,916
AT & T	73,000	2,035,970
BellSouth	16,500	597,300
Sprint Nextel	14,200	283,858
Verizon Communications	20,300	679,847
Vodafone Group, ADR	15,100	321,630
		4,250,521

Common Stocks (continued)	Shares		Value ($)
Utilities—4.1%			
Constellation Energy Group	8,700		474,324
Edison International	7,700		300,300
Entergy	4,100		290,075
Exelon	12,400		704,692
FPL Group	7,100		293,798
NRG Energy	8,600	a	414,348
PG & E	8,700		341,736
			2,819,273
Total Common Stocks (cost $57,112,071)			**67,964,122**
Other Investment—.8%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $576,000)	576,000	b	**576,000**
Total Investments (cost $57,688,071)	**99.5%**		**68,540,122**
Cash and Receivables (Net)	**.5%**		**334,663**
Net Assets	**100.0%**		**68,874,785**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial Services	23.7	Consumer Staples	6.7
Energy	13.2	Telecommunications	6.2
Consumer Discretionary	10.0	Utilities	4.1
Banking	9.3	Materials	2.0
Industrial	8.3	Money Market Investment	.8
Information Technology	7.7		
Health Care	7.5		**99.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	57,112,071	67,964,122
Affiliated issuers	576,000	576,000
Cash		2,514
Receivable for investment securities sold		367,837
Dividends and interest receivable		94,569
Receivable for shares of Beneficial Interest subscribed		46,004
Prepaid expenses		9,113
		69,060,159
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		53,706
Payable for investment securities purchased		69,671
Payable for shares of Beneficial Interest redeemed		29,798
Interest payable—Note 2		30
Accrued expenses		32,169
		185,374
Net Assets ($)		**68,874,785**
Composition of Net Assets ($):		
Paid-in capital		54,859,393
Accumulated undistributed investment income—net		462,071
Accumulated net realized gain (loss) on investments		2,701,270
Accumulated net unrealized appreciation (depreciation) on investments		10,852,051
Net Assets ($)		**68,874,785**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	31,169,669	37,705,116
Shares Outstanding	1,844,252	2,226,339
Net Asset Value Per Share ($)	**16.90**	**16.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	779,550
Affiliated issuers	7,842
Interest	4,635
Income from securities lending	59
Total Income	**792,086**
Expenses:	
Investment advisory fee—Note 3(a)	265,423
Distribution fees—Note 3(b)	48,636
Auditing fees	20,762
Custodian fees—Note 3(b)	6,879
Prospectus and shareholders' reports	4,603
Legal fees	1,799
Trustees' fees and expenses—Note 3(c)	1,085
Shareholder servicing costs—Note 3(b)	286
Interest expense—Note 2	108
Registration fees	84
Miscellaneous	2,231
Total Expenses	**351,896**
Less—waiver of fees due to undertaking—Note 3(a)	(22,798)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(763)
Net Expenses	**328,335**
Investment Income—Net	**463,751**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	3,156,821
Net unrealized appreciation (depreciation) on investments	(45,769)
Net Realized and Unrealized Gain (Loss) on Investments	**3,111,052**
Net Increase in Net Assets Resulting from Operations	**3,574,803**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	463,751	894,916
Net realized gain (loss) on investments	3,156,821	5,393,343
Net unrealized appreciation (depreciation) on investments	(45,769)	(2,534,124)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,574,803**	**3,754,135**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(428,851)	(147,061)
Service shares	(462,935)	(117,909)
Total Dividends	**(891,786)**	**(264,970)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,329,965	2,006,235
Service shares	682,145	1,399,677
Dividends reinvested:		
Initial shares	428,851	147,061
Service shares	462,935	117,909
Cost of shares redeemed:		
Initial shares	(3,946,960)	(7,405,008)
Service shares	(4,600,549)	(6,825,256)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(5,643,613)**	**(10,559,382)**
Total Increase (Decrease) in Net Assets	**(2,960,596)**	**(7,070,217)**
Net Assets ($):		
Beginning of Period	71,835,381	78,905,598
End of Period	**68,874,785**	**71,835,381**
Undistributed investment income—net	462,071	890,106

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Initial Shares		
Shares sold	77,196	130,688
Shares issued for dividends reinvested	25,481	9,624
Shares redeemed	(234,819)	(473,451)
Net Increase (Decrease) in Shares Outstanding	**(132,142)**	**(333,139)**
Service Shares		
Shares sold	40,297	90,077
Shares issued for dividends reinvested	27,425	7,696
Shares redeemed	(272,453)	(437,238)
Net Increase (Decrease) in Shares Outstanding	**(204,731)**	**(339,465)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.29	15.52	14.08	11.06	14.54	15.10
Investment Operations:						
Investment income—net[a]	.12	.20	.17	.12	.09	.12
Net realized and unrealized gain (loss) on investments	.72	.64	1.46	3.01	(3.46)	(.45)
Total from Investment Operations	.84	.84	1.63	3.13	(3.37)	(.33)
Distributions:						
Dividends from investment income—net	(.23)	(.07)	(.19)	(.11)	(.11)	(.01)
Dividends from net realized gain on investments	–	–	–	–	–	(.22)
Total Distributions	(.23)	(.07)	(.19)	(.11)	(.11)	(.23)
Net asset value, end of period	16.90	16.29	15.52	14.08	11.06	14.54
Total Return (%)	5.14[b]	5.42	11.60	28.42	(23.29)	(2.08)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.43[b]	.86	.85	.85	.88	.98
Ratio of net expenses to average net assets	.42[b]	.86	.85	.85	.88	.96
Ratio of net investment income to average net assets	.69[b]	1.28	1.16	.99	.69	.83
Portfolio Turnover Rate	24.18[b]	55.38	76.19	55.90	65.72	65.13
Net Assets, end of period ($ x 1,000)	31,170	32,189	35,847	31,812	27,354	37,595

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.31	15.54	14.08	11.07	14.54	15.09
Investment Operations:						
Investment income—net[a]	.10	.18	.14	.10	.08	.08
Net realized and unrealized gain (loss) on investments	.73	.63	1.47	3.00	(3.45)	(.40)
Total from Investment Operations	.83	.81	1.61	3.10	(3.37)	(.32)
Distributions:						
Dividends from investment income—net	(.20)	(.04)	(.15)	(.09)	(.10)	(.01)
Dividends from net realized gain on investments	–	–	–	–	–	(.22)
Total Distributions	(.20)	(.04)	(.15)	(.09)	(.10)	(.23)
Net asset value, end of period	16.94	16.31	15.54	14.08	11.07	14.54
Total Return (%)	5.09[b]	5.25	11.44	28.14	(23.31)	(2.08)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.55[b]	1.11	1.10	1.10	1.13	1.27
Ratio of net expenses to average net assets	.50[b]	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.61[b]	1.14	.99	.84	.62	.61
Portfolio Turnover Rate	24.18[b]	55.38	76.19	55.90	65.72	65.13
Net Assets, end of period ($ x 1,000)	37,705	39,646	43,059	43,478	33,426	21,469

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Core Value Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $254,596 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $264,970. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2006, was approximately $4,000, with a related weighted average annualized interest rate of 5.46%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2006, the Manager waived receipt of fees of $22,798, pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $48,636 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $44 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $6,879 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $42,145, Rule 12b-1 distribution plan fees $7,671, custodian fees $4,144, chief compliance officer fees $1,926 and transfer agency per account fees $20, which are offset against an expense reimbursement currently in effect in the amount of $2,200.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $17,094,241 and $23,535,365, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $10,852,051, consisting of $12,124,161 gross unrealized appreciation and $1,272,110 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on January 26, 2006, the Board considered the re-approval, through its annual renewal date of August 31, 2006, of the portfolio's Investment Advisory Agreement, pursuant to which The Dreyfus Corporation (the "Manager") provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members considered information previously provided to them in a presentation from representatives of the Manager at the July 12-13, 2005 Board meeting (the "July Meeting") regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the Board members also referenced information provided and discussions at the July Meeting regarding the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance and Investment Advisory Fee and Expense Ratios. The Board members reviewed the portfolio's performance, advisory fee and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratios because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and it was noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was below the averages of Comparison Group I for the one-, three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was below the averages of Comparison Group II for the one- and three-year periods and was above the average of Comparison Group II for the five-year period. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. Representatives of the Manager noted that the portfolio's performance continued to improve as of December 31, 2005. The Board members also noted that the portfolio's performance was improving. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was above the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-year period and below these averages for the respective three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was lower than the average expense ratio of Comparison Group I, and that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Service shares to be lower than the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting that the portfolio's advisory fee ranked in the middle, with several funds having the same or higher management fees. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2006.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that one of the Similar Funds had the same management fee as the portfolio and that the other Similar Fund had a higher management fee than the portfolio that reflected the pricing of a "unitary fee" fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The

Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.
- While the Board was concerned with the portfolio's total return performance, the Board members noted that the portfolio's short-term performance is improving.

- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of the services provided, comparative performance and expense and advisory fee information, including the Manager's undertaking to waive or reimburse certain fees and expenses, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders and that the Investment Advisory Agreement would be renewed through its annual renewal date of August 31, 2006.

For More Information

Dreyfus Investment Portfolios, Core Value Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0172SA0606

Dreyfus Investment Portfolios, Emerging Leaders Portfolio

SEMIANNUAL REPORT June 30, 2006



Dreyfus
A Mellon Financial Company[SM]

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Emerging Leaders Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Franklin Portfolio Associates Smallcap Team, Portfolio Managers

How did Dreyfus Investment Portfolios, Emerging Leaders Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio produced total returns of 2.70% for its Initial shares and 2.54% for its Service shares.[1] In comparison, the Russell 2000 Index (the "Index"), the portfolio's benchmark, produced a total return of 8.21% for the same period.[2]

The small-cap market rose on the strength of ongoing U.S. economic growth, which enabled many small companies to announce better-than-expected earnings and revenues. At the same time, however, rising interest rates, intensifying inflationary pressures and volatile investor sentiment led to choppy market conditions. Companies that exceeded earnings expectations and offered positive guidance were rewarded with gains, while those reporting disappointing financial results or weak business conditions were sharply punished, particularly in areas that were out of favor with investors. While the portfolio participated in the market's rise with strong gains in the industrial and basic materials sectors, disappointing returns from several holdings in other sectors caused its performance to lag the benchmark.

What is the portfolio's investment approach?

The portfolio employs an investment process based on a "bottom-up" approach that seeks to identify undervalued securities using a quantitative screening process. This process is driven by a proprietary quantitative model which uses over 40 factors to identify and rank stocks based on:

- *fundamental momentum,* meaning measures that reflect the changes in short-term earnings outlook through factors such as revised earnings estimates and earnings surprises;
- *relative value,* such as current and forecasted price-to-earnings ratios, price-to-book ratios, yields and other price-sensitive data for a stock compared to its past, its peers and the models' overall stock universe;
- *future value,* such as discounted present value measures;
- *long-term growth,* based on measures that reflect the changes in estimated long-term earnings growth over multiple horizons; and
- *additional factors,* such as technical factors, trading by company insiders or share issuance/buy-back data.

Next, through a bottom-up approach, the portfolio managers focus on stock selection as opposed to making proactive decisions about industry or sector exposure. Over time, the portfolio managers attempt to construct a portfolio that has exposure to industries and market capitalizations that is generally similar to the portfolio's benchmark. Finally, within each sector, the portfolio managers seek to overweight the most attractive stocks and underweight or not hold the stocks that have been ranked least attractive.

What other factors influenced the portfolio's performance?

Uncertain economic trends and shifting investor sentiment created volatile conditions for equities throughout the reporting period. In the small-cap arena, the Index climbed by more than 10% during the first four months of 2006, and then dipped close to its January 1 level in early June before surging ahead during the final week of the reporting period.

In accordance with our disciplined, sector-neutral investment approach, the portfolio closely approximated the benchmark's sector and industry weightings. Differences in returns between the portfolio and the Index were largely determined by our security selection strategy.

The portfolio achieved its greatest gains compared to the benchmark among companies posting relatively strong financial results in the robust areas of industrials and basic materials. In the industrials sector, top performers included industrial parts manufacturer Gardner Denver and heavy machinery producers The Manitowoc Company and Bucyrus International. Among basic materials companies, returns benefited from investments in specialty chemical maker H.B. Fuller; steel manufacturers NS Group; and several precious metal mining concerns, such as Minefinders Corp., Ltd.

On the negative side, some of the portfolio's consumer discretionary and technology holdings announced earnings disappointments or issued negative guidance regarding future business prospects. Because these sectors were out of favor among investors, the market's reaction proved to be relatively harsh, driving the stocks sharply lower. In the consumer discretionary sector, notable disappointments included several specialty retailers, such as Talbots, Pacific Sunwear of California and Conn's. Among technology holdings, semiconductor makers Power Integrations and PortalPlayer; software developers Intergraph and Wind River Systems; and electronics manufacturer Multi-Fineline

Electronix all contributed substantially to the portfolio's relatively weak returns. Declines in the technology sector were cushioned to a degree by the portfolio's investment in Atheros Communications, a semiconductor maker that bucked the market's negative trend.

What is the portfolio's current strategy?

As of the end of the reporting period, we have continued to place roughly equal emphasis on growth and value factors in attempting to identify reasonably priced stocks with above-average potential for appreciation. We have remained sharply focused on adding value through our bottom-up, quantitatively based investment process. By identifying the market's most promising small-cap investment opportunities within each sector and industry we believe we have positioned the portfolio for long-term success.

July 17, 2006

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Emerging Leaders Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
A significant portion of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a fund's asset base grows.

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Index is an unmanaged index of small-cap stock performance and is composed of the 2,000 smallest companies in the Russell 3000 Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies based on total market capitalization.*
Franklin Portfolio Associates is an independently managed, wholly owned subsidiary of Mellon Financial Corporation. Franklin Portfolio Associates has no affiliation to the Franklin Templeton Group of Funds or Franklin Resources, Inc. The portfolio's managers are dual employees of Franklin Portfolio Associates and Dreyfus.

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Emerging Leaders Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.23	$ 6.48
Ending value (after expenses)	$1,027.00	$1,025.40

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.21	$ 6.46
Ending value (after expenses)	$1,019.64	$1,018.40

† *Expenses are equal to the portfolio's annualized expense ratio of 1.04% for Initial shares and 1.29% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—99.3%	Shares		Value ($)
Commercial & Professional Services—6.9%			
Arbitron	7,000	a	268,310
CBIZ	22,500	a,b	166,725
Concur Technologies	4,800	b	74,256
Corrections Corp. of America	4,000	a,b	211,760
CRA International	1,300	b	58,682
Ennis	4,600	a	90,528
FTI Consulting	4,400	b	117,788
Gentiva Health Services	7,900	b	126,637
IKON Office Solutions	27,900		351,540
Kforce	9,800	b	151,802
Performance Food Group	4,200	b	127,596
Portfolio Recovery Associates	6,300	a,b	287,910
Spherion	29,400	b	268,128
Viad	2,200		68,860
			2,370,522
Communications—.8%			
Centennial Communications	10,700		55,640
CT Communications	3,500		80,045
RCN	5,100	b	127,143
			262,828
Consumer Durables—4.6%			
Avatar Holdings	1,900	a,b	108,243
Barnes Group	11,800	a	235,410
Charles & Colvard	6,750	a	71,078
Ethan Allen Interiors	6,800	a	248,540
Fossil	6,400	b	115,264
Jakks Pacific	7,000	a,b	140,630
Thor Industries	7,400		358,530
WCI Communities	13,900	a,b	279,946
			1,557,641
Consumer Non-Durables—2.4%			
K-Swiss, Cl. A	3,000		80,100
Mannatech	7,100	a	89,531
Steven Madden	5,400		159,948

Common Stocks (continued)	Shares		Value ($)
Consumer Non-Durables (continued)			
Tootsie Roll Industries	6,400		186,432
USANA Health Sciences	3,700	a,b	140,230
Vector Group	10,100	a	164,125
			820,366
Consumer Services—3.8%			
Alderwoods Group	2,600	b	50,596
Bob Evans Farms	2,500		75,025
Central Parking	5,200	a	83,200
Domino's Pizza	4,600		113,804
Great Wolf Resorts	4,600	b	55,246
Journal Register	13,700		122,752
Lone Star Steakhouse & Saloon	5,400		141,642
Media General, Cl. A	4,200		175,938
Sinclair Broadcast Group, Cl. A	10,200		87,312
Sotheby's, Cl. A	5,400	b	141,750
Spanish Broadcasting System, Cl. A	19,800	b	101,178
World Wrestling Entertainment	8,500		143,565
			1,292,008
Electronic Technology—10.9%			
American Science & Engineering	1,900	b	110,048
Asyst Technologies	19,500	b	146,835
Atheros Communications	8,300	a,b	157,368
Ceradyne	7,600	b	376,124
CommScope	12,400	a,b	389,608
Comtech Telecommunications	4,100	b	120,007
Digi International	5,500	a,b	68,915
EndWave	4,000	a,b	49,720
Imation	4,000		164,200
Komag	9,300	a,b	429,474
Micrel	6,400	b	64,064
Multi-Fineline Electronix	9,100	a,b	302,029
Newport	5,600	b	90,272
Orbital Sciences	19,500	a,b	314,730
Plexus	3,900	b	133,419

Common Stocks (continued)	Shares		Value ($)
Electronic Technology (continued)			
Power Integrations	18,300	b	319,884
Semtech	4,700	b	67,915
Spectralink	12,700		112,014
Trident Microsystems	16,700	b	316,966
			3,733,592
Energy Minerals—2.6%			
Comstock Resources	7,000	b	209,020
Harvest Natural Resources	7,600	b	102,904
Unit	6,200	b	352,718
W & T Offshore	6,000	a	233,340
			897,982
Finance—22.4%			
Accredited Home Lenders Holding	1,600	b	76,496
American Campus Communities	3,200		79,520
Arbor Realty Trust	7,500		187,875
Boykin Lodging	9,200	b	100,188
CentraCore Properties Trust	2,200	a	54,450
Citizens Banking	7,100	a	173,311
Colonial Properties Trust	6,700	a	330,980
Columbia Banking System	4,300	a	160,734
CompuCredit	4,700	a,b	180,668
Corus Bankshares	13,400	a	350,812
Deerfield Triarc Capital	9,400		122,012
Equity Inns	14,100		233,496
FelCor Lodging Trust	15,000		326,100
Financial Federal	2,900		80,649
First Busey	1,600	a	32,752
First Community Bancorp/CA	5,000		295,400
FirstFed Financial	3,100	a,b	178,777
Fremont General	18,100		335,936
Getty Realty	4,600		130,824
HomeBanc/Atlanta, GA	19,200	a	152,448
Independent Bank/MI	5,425	a	142,678
Inland Real Estate	16,100		239,568

Common Stocks (continued)	Shares		Value ($)
Finance (continued)			
Knight Capital Group, Cl. A	20,700	b	315,261
LandAmerica Financial Group	3,800		245,480
LaSalle Hotel Properties	5,400		250,020
LTC Properties	6,600		147,510
MAF Bancorp	6,400		274,176
MainSource Financial Group	2,700	a	47,061
Max Re Capital	5,800		126,672
Mercantile Bank	2,325	a	92,651
National Financial Partners	7,000		310,170
National Health Investors	3,200		86,048
Omega Healthcare Investors	5,700		75,354
Pacific Capital Bancorp	4,800		149,376
Partners Trust Financial Group	14,930	a	170,351
Prosperity Bancshares	5,200	a	171,028
Provident New York Bancorp	12,200		161,284
R-G Financial, Cl. B	14,900		127,991
Renasant	1,600	a	64,560
Rent-Way	7,200	a,b	53,136
Republic Bancorp/MI	17,100		211,869
Senior Housing Properties Trust	7,200		128,952
Spirit Finance	7,700		86,702
Texas Regional Bancshares, Cl. A	8,270		313,598
Universal Health Realty Income Trust	2,300	a	72,105
			7,647,029
Health Technology—9.6%			
Alpharma, Cl. A	7,800		187,512
Analogic	1,700		79,237
Andrx	4,600	b	106,674
Applera—Celera Genomics Group	8,800	b	113,960
Aspect Medical Systems	5,400	a,b	94,176
BioMarin Pharmaceutical	20,000	b	287,400
Exelixis	19,400	a,b	194,970
Geron	26,300	a,b	181,470
Hologic	2,000	b	98,720

Common Stocks (continued)	Shares		Value ($)
Health Technology (continued)			
Introgen Therapeutics	10,500	a,b	44,625
Intuitive Surgical	2,400	b	283,128
Lifecell	5,200	a,b	160,784
Medarex	26,300	b	252,743
Neurometrix	4,800	b	146,208
OraSure Technologies	32,600	a,b	310,352
Pain Therapeutics	11,400	a,b	95,190
Sciele Pharma	11,700	a,b	271,323
United Therapeutics	4,300	b	248,411
Zoll Medical	3,700	b	121,212
			3,278,095
Industrial Services—1.3%			
Todco, Cl. A	8,300		339,055
Trico Marine Services	3,000	b	102,000
			441,055
Non-Energy Minerals—3.6%			
Metal Management	5,900		180,658
NS Group	7,000	b	385,560
Quanex	4,200		180,894
Steel Dynamics	7,100		466,754
			1,213,866
Process Industries—2.6%			
Greif, Cl. A	1,200	a	89,952
HB Fuller	3,600		156,852
Headwaters	11,600	a,b	296,496
Myers Industries	9,100		156,429
Pioneer Cos.	6,700	b	182,776
			882,505
Producer Manufacturing—7.7%			
American Woodmark	4,100		143,664
Bucyrus International, Cl. A	5,000		252,500
Encore Wire	8,000	a,b	287,520
EnPro Industries	2,300	b	77,280
Freightcar America	1,900		105,469

Common Stocks (continued)	Shares		Value ($)
Producer Manufacturing (continued)			
Gardner Denver	6,400	b	246,400
Herman Miller	7,800		201,006
Littelfuse	4,100	b	140,958
Manitowoc	5,600		249,200
Minefinders	12,100	b	98,857
Nordson	5,000		245,900
Simpson Manufacturing	5,800	a	209,090
Wabtec	9,600		359,040
			2,616,884
Retail Trade—4.4%			
Aeropostale	3,100	b	89,559
Asbury Automotive Group	5,000	b	104,700
Conn’s	8,300	a,b	220,365
Dress Barn	6,500	b	164,775
Great Atlantic & Pacific Tea	10,900		247,648
Hibbett Sporting Goods	4,050	b	96,795
Pacific Sunwear of California	14,200	a,b	254,606
Sonic Automotive	11,000		243,980
Stein Mart	4,500		66,600
			1,489,028
Technology Services—11.4%			
Albany Molecular Research	13,900	b	148,452
American Retirement	3,600	b	117,972
CNET Networks	26,100	a,b	208,278
Digital Insight	4,000	b	137,160
Intergraph	5,300	b	166,897
Internet Capital Group	28,500	b	256,500
Lawson Software	14,400	b	96,480
Magellan Health Services	8,600	b	389,666
Mantech International, Cl. A	5,300	b	163,558

Common Stocks (continued)	Shares		Value ($)
Technology Services (continued)			
MapInfo	16,400	b	214,020
Per-Se Technologies	4,700	b	118,346
Perot Systems, Cl. A	18,500	a,b	267,880
Secure Computing	15,400	b	132,440
SPSS	2,400	b	77,136
SYKES Enterprises	21,700	b	350,672
Trizetto Group	24,500	b	362,355
United Online	22,000		264,000
Vignette	16,400	b	239,112
Wind River Systems	18,200	b	161,980
			3,872,904
Transportation—2.8%			
EGL	6,500	b	326,300
Mesa Air Group	27,100	b	266,935
SCS Transportation	3,600	b	99,108
Skywest	11,200		277,760
			970,103
Utilities—1.5%			
Avista	3,900		89,037
El Paso Electric	13,500	b	272,160
Laclede Group	2,100		72,156
Otter Tail	3,100	a	84,723
			518,076
Total Common Stocks (cost $32,763,926)			**33,864,484**

Other Investment—.6%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $197,000)	197,000	c	**197,000**

Investment of Cash Collateral for Securities Loaned—26.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $8,905,832)	8,905,832 [c]	**8,905,832**
Total Investments (cost $41,866,758)	**126.0%**	**42,967,316**
Liabilities, Less Cash and Receivables	**(26.0%)**	**(8,857,883)**
Net Assets	**100.0%**	**34,109,433**

a *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $8,593,657 and the total market value of the collateral held by the portfolio is $8,905,832.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	26.7	Consumer Durables	4.6
Finance	22.4	Retail Trade	4.4
Technology Services	11.4	Consumer Services	3.8
Electronic Technology	10.9	Non-Energy Minerals	3.6
Health Technology	9.6	Other	14.0
Producer Manufacturing	7.7		
Commercial & Professional Services	6.9		**126.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $8,593,657)—Note 1(b):		
Unaffiliated issuers	32,763,926	33,864,484
Affiliated issuers	9,102,832	9,102,832
Cash		53,080
Receivable for shares of Beneficial Interest subscribed		29,343
Dividends and interest receivable		22,395
Prepaid expenses		4,517
		43,076,651
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		34,025
Liability for securities on loan—Note 1(b)		8,905,832
Payable for shares of Beneficial Interest redeemed		3,879
Accrued expenses		23,482
		8,967,218
Net Assets ($)		**34,109,433**
Composition of Net Assets ($):		
Paid-in capital		29,495,889
Accumulated investment (loss)—net		(5,410)
Accumulated net realized gain (loss) on investments		3,518,396
Accumulated net unrealized appreciation (depreciation) on investments		1,100,558
Net Assets ($)		**34,109,433**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	19,838,459	14,270,974
Shares Outstanding	972,684	710,888
Net Asset Value Per Share ($)	**20.40**	**20.07**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $256 foreign taxes withheld at source):	
Unaffiliated issuers	175,140
Affiliated issuers	3,903
Income from securities lending	18,126
Total Income	**197,169**
Expenses:	
Investment advisory fee—Note 3(a)	162,887
Distribution fees—Note 3(b)	19,058
Auditing fees	9,698
Custodian fees—Note 3(b)	5,874
Prospectus and shareholders' reports	4,699
Legal fees	963
Trustees' fees and expenses—Note 3(c)	771
Interest expense—Note 2	158
Miscellaneous	3,783
Total Expenses	**207,891**
Investment (Loss)—Net	**(10,722)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	3,528,136
Net unrealized appreciation (depreciation) on investments	(2,512,341)
Net Realized and Unrealized Gain (Loss) on Investments	**1,015,795**
Net Increase in Net Assets Resulting from Operations	**1,005,073**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment (loss)–net	(10,722)	(28,127)
Net realized gain (loss) on investments	3,528,136	5,238,844
Net unrealized appreciation (depreciation) on investments	(2,512,341)	(3,586,099)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,005,073**	**1,624,618**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Initial shares	(2,983,883)	(1,097,280)
Service shares	(2,181,908)	(882,945)
Total Dividends	**(5,165,791)**	**(1,980,225)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,185,271	4,091,471
Service shares	600,967	1,040,178
Dividends reinvested:		
Initial shares	2,983,883	1,097,280
Service shares	2,181,908	882,945
Cost of shares redeemed:		
Initial shares	(2,594,608)	(6,009,294)
Service shares	(2,250,326)	(3,050,618)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,107,095**	**(1,948,038)**
Total Increase (Decrease) in Net Assets	**(2,053,623)**	**(2,303,645)**
Net Assets ($):		
Beginning of Period	36,163,056	38,466,701
End of Period	**34,109,433**	**36,163,056**
Undistributed investment income (loss)–net	(5,410)	5,312
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	53,410	185,857
Shares issued for dividends reinvested	134,773	50,871
Shares redeemed	(116,922)	(271,360)
Net Increase (Decrease) in Shares Outstanding	**71,261**	**(34,632)**
Service Shares		
Shares sold	27,671	47,206
Shares issued for dividends reinvested	100,042	41,356
Shares redeemed	(100,486)	(143,572)
Net Increase (Decrease) in Shares Outstanding	**27,227**	**(55,010)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	22.94	23.06	21.92	14.85	18.53	17.05
Investment Operations:						
Investment income (loss)—net[a]	.01	.01	(.08)	(.12)	(.09)	(.08)
Net realized and unrealized gain (loss) on investments	.87	1.08	3.24	7.19	(3.59)	1.57
Total from Investment Operations	.88	1.09	3.16	7.07	(3.68)	1.49
Distributions:						
Dividends from net realized gain on investments	(3.42)	(1.21)	(2.02)	–	–	(.01)
Net asset value, end of period	20.40	22.94	23.06	21.92	14.85	18.53
Total Return (%)	2.70[b]	5.07	14.42	47.61	(19.86)	8.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.03	1.13	1.15	1.17	1.62
Ratio of net expenses to average net assets	.52[b]	1.03	1.09	1.15	1.17	1.46
Ratio of net investment income (loss) to average net assets	.02[b]	.03	(.35)	(.67)	(.51)	(.44)
Portfolio Turnover Rate	65.81[b]	68.78	88.95	111.28	127.24	175.21
Net Assets, end of period ($ x 1,000)	19,838	20,677	21,590	19,102	11,777	13,308

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	22.65	22.85	21.78	14.79	18.51	17.05
Investment Operations:						
Investment (loss)—net[a]	(.02)	(.05)	(.13)	(.16)	(.13)	(.08)
Net realized and unrealized gain (loss) on investments	.86	1.06	3.22	7.15	(3.59)	1.55
Total from Investment Operations	.84	1.01	3.09	6.99	(3.72)	1.47
Distributions:						
Dividends from net realized gain on investments	(3.42)	(1.21)	(2.02)	–	–	(.01)
Net asset value, end of period	20.07	22.65	22.85	21.78	14.79	18.51
Total Return (%)	2.54[b]	4.75	14.19	47.16	(20.04)	8.62
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.64[b]	1.28	1.38	1.41	1.43	1.80
Ratio of net expenses to average net assets	.64[b]	1.28	1.32	1.41	1.43	1.50
Ratio of net investment (loss) to average net assets	(.10)[b]	(.22)	(.59)	(.92)	(.79)	(.49)
Portfolio Turnover Rate	65.81[b]	68.78	88.95	111.28	127.24	175.21
Net Assets, end of period ($ x 1,000)	14,271	15,486	16,877	16,397	9,631	4,730

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company operating as a series company currently offering nine series, including the Emerging Leaders Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $601,753 and long-term capital gains $1,378,472. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2006, was $6,100, with a related weighted average annualized interest rate of 5.26%.

NOTE 3-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .90% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.50% of the value of the average daily net assets of their class. During the period ended June 30, 2006, there were no fees waived pursuant to the undertaking.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $19,058 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $76 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $5,874 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $24,491, Rule 12b-1 distribution plan fees $2,850, custodian fees $4,728, chief compliance officer fees $1,926 and transfer agency per account fees $30.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $23,951,587 and $27,117,287, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $1,100,558, consisting of $3,924,479 gross unrealized appreciation and $2,823,921 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus Investment Portfolios, Emerging Leaders Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0192SA0606

Dreyfus Investment Portfolios, Founders Discovery Portfolio

SEMIANNUAL REPORT June 30, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Founders Discovery Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

James Padgett and Brad Orr, Portfolio Managers

How did Dreyfus Investment Portfolios, Founders Discovery Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio produced total returns of 1.84% for its Initial shares and 1.65% for its Service shares.[1] In comparison, the Russell 2000 Growth Index, the portfolio's benchmark, produced a total return of 6.07% for the reporting period.[2]

As they have for some time, small-cap stocks continued to outperform their larger-cap counterparts in an environment of generally robust U.S. economic growth. While concerns later in the reporting period regarding inflation and rising interest rates dampened investor sentiment, it was not enough to erase earlier gains. The portfolio shared in a portion of the market's advance, but relatively strong performance in the materials, industrials and consumer discretionary sectors was offset by disappointing stock selections in the health care, information technology and energy sectors. As a result, the portfolio's returns underperformed versus the benchmark.

On a separate note, effective on or about August 1, 2006, Randy Watts will become the sole primary portfolio manager of the portfolio.

What is the portfolio's investment approach?

The portfolio invests primarily in equity securities of small U.S.-based companies that we believe possess high-growth potential. The portfolio may also invest in larger companies if, in our opinion, they represent better prospects for capital appreciation. Although the portfolio will normally invest in common stocks of U.S.-based companies, it may invest up to 30% of its total assets in foreign securities. The portfolio also may invest in investment-grade debt securities of domestic or foreign issuers that we believe — based on market conditions, the financial condition of the issuer, general economic conditions and other relevant factors — offer opportunities for capital appreciation.

Rather than utilizing a "top-down" approach to stock selection, which relies on forecasting stock market trends, we focus on a "bottom-up" approach in which stocks are chosen according to their own individual merits. Stock selection is made on a company-by-company basis, with particular emphasis on companies that we believe are well-managed and well-positioned within their industries.

What other factors influenced the portfolio's performance?

U.S. equity markets rose broadly over the first four months of 2006, as investors anticipated an end to the interest rate tightening campaign by the Federal Reserve Board (the "Fed") in an environment of apparently low inflation and sustainable economic growth. Beginning in May, however, investors anticipated that the Fed might raise interest rates more than they had previously expected, which they believed could lower future economic growth. As a result, stock prices began to slide. High commodity prices and political tensions from various sources also contributed to the market's decline.

The market correction in May and June proved to be particularly severe among small-cap growth stocks, which had ranked among the leaders in the market's advance over the past several years. As a result, small-cap growth stocks generally underperformed small-cap value stocks for the overall reporting period.

The portfolio's investments in the health care sector proved to be particularly disappointing, primarily due to company-specific issues affecting a handful of holdings in the medical technology industry, including Merge Technologies, I-Flow Corp. and Dexcom. In addition, Matria Healthcare, which provides disease management programs for health plans and employers, addressed the integration issues surrounding a large acquisition. In the information technology sector, specialty semiconductors maker Monolithic Power Systems declined after providing slightly weaker earnings guidance and expressing concerns about its end markets. The portfolio also lagged the benchmark in the energy sector, but no individual energy stocks stood out as particularly disappointing.

The portfolio received strong contributions to its relative performance from the materials, industrials and consumer discretionary sectors. However, the portfolio's performance during the first half of 2006 was helped by companies in a variety of sectors. Technology company Trident Microsystems, which makes integrated circuits for digital media applications, continued to take market share in the rapidly growing advanced television market. Industrial firm Hub Group, a freight transportation and logistics services provider, posted better-than-expected quarterly results due to success with a number of internal growth and margin-enhancement programs. Industrial and construction supply distributor Hughes Supply gained value when it was acquired by Home Depot. Pharmaceuticals developer MGI

Pharma rebounded from earlier weakness as a result of new product approvals, improving fundamentals and an attractive valuation. And oil services company Superior Energy Services saw earnings rebound amid a backlog of orders following the 2005 Gulf Coast hurricanes.

What is the portfolio's current strategy?

We have maintained the portfolio's sector allocations in proportions that roughly match those of the Index, enabling us to focus on seeking value through our bottom-up security selection process. As of the end of the reporting period, we have continued to find small-cap companies in a variety of market sectors that, in our judgment, are poised for potential gains. However, we recently have found no stocks meeting our criteria in the relatively small utilities sectors, where few businesses are considered growth companies, and in the information technology sectors, where we believe valuations are high and fundamentals are deteriorating.

July 17, 2006

The portfolio is only available as a funding vehicle under various life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Discovery Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*
Part of the portfolio's recent performance is attributable to positive returns from its initial public offering (IPO) investments. There can be no guarantee that IPOs will have or continue to have a positive effect on the portfolio's performance. Currently, the portfolio is relatively small in asset size. IPOs tend to have a reduced effect on performance as a portfolio's asset base grows.

2 *SOURCE: LIPPER INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Growth Index is an unmanaged index, which measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Discovery Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.35	$ 6.30
Ending value (after expenses)	$1,018.40	$1,016.50

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 5.36	$ 6.31
Ending value (after expenses)	$1,019.49	$1,018.55

† *Expenses are equal to the portfolio's annualized expense ratio of 1.07% for Initial shares and 1.26% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—96.0%	Shares		Value ($)
Finance—8.6%			
Affiliated Managers Group	4,836	a,b	420,200
American Equity Investment Life Holding	21,559	a	229,819
NewAlliance Bancshares	37,048		530,157
SVB Financial Group	8,396	b	381,682
Trammell Crow	19,776	b	695,522
			2,257,380
Health Care—16.7%			
ArthroCare	8,846	a,b	371,620
Dexcom	11,938	b	162,118
ev3	49,116	a	727,408
I-Flow	44,354	b	479,910
Integra LifeSciences Holdings	9,687	b	375,953
LCA-Vision	10,328	a	546,455
Matria Healthcare	7,134	a,b	152,810
MGI Pharma	33,436	a,b	718,874
Neurometrix	6,576	b	200,305
NuVasive	21,491	a,b	391,781
United Surgical Partners International	9,138	b	274,780
			4,402,014
Hotels, Restaurants & Leisure—11.6%			
Gaylord Entertainment	10,958	a,b	478,207
Intrawest	15,625		497,813
Kerzner International	6,700	a,b	531,176
Life Time Fitness	8,796	b	406,991
Ruth's Chris Steak House	20,473		418,059
WMS Industries	26,240	a,b	718,714
			3,050,960
Industrial—10.9%			
ASV	13,786	a,b	317,629
Bucyrus International, Cl. A	6,971		352,035
Evergreen Solar	20,454	a,b	265,493
Foster Wheeler	10,229	b	441,893
Glamis Gold	10,148	b	384,203
NCI Building Systems	11,853	b	630,224
Perini	20,991	b	472,298
			2,863,775

Common Stocks (continued)	Shares	Value ($)
Oil & Gas—7.8%		
Bronco Drilling	12,337	257,720
Hydril	5,548 [a,b]	435,629
KFX	40,976 [a,b]	626,113
Superior Energy Services	9,085 [a,b]	307,981
Tetra Technologies	14,275 [b]	432,390
		2,059,833
Retail—9.9%		
Aaron Rents	20,424 [a]	548,997
Central European Distribution	20,510 [b]	516,032
Guitar Center	9,873 [a,b]	439,052
Pacific Sunwear of California	17,263 [a,b]	309,525
Sotheby's, Cl. A	18,714 [b]	491,243
Valuevision Media, Cl. A	28,761 [b]	317,234
		2,622,083
Services—5.0%		
CRA International	10,116 [a,b]	456,636
Knoll	30,328 [a]	556,822
Resources Connection	12,400 [a,b]	310,248
		1,323,706
Technology—21.5%		
Aeroflex	55,926 [a,b]	652,656
Digitas	20,612 [a,b]	239,511
DSP Group	16,709 [a,b]	415,219
Earthlink	40,090 [b]	347,179
Entegris	45,057 [b]	429,393
InPhonic	37,984 [b]	239,299
Microsemi	13,234 [b]	322,645
Monolithic Power Systems	27,539 [b]	325,786
Nuance Communications	25,855 [a,b]	260,101
Quality Systems	11,979 [a]	441,067
Rackable Systems	21,021	830,119
RF Micro Devices	71,174 [b]	424,909
Syniverse Holdings	17,521 [b]	257,559
Witness Systems	23,998 [b]	484,040
		5,669,483

Common Stocks (continued)	Shares		Value ($)
Transportation—4.0%			
HUB Group, Cl. A	23,564	b	578,025
Old Dominion Freight Line	8,844	b	332,446
UTi Worldwide	5,200		131,196
			1,041,667
Total Common Stocks (cost $24,536,917)			**25,290,901**
Other Investment—3.7%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $991,000)	991,000	c	**991,000**
Investment of Cash Collateral for Securities Loaned—35.6%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $9,375,322)	9,375,322	c	**9,375,322**
Total Investments (cost $34,903,239)	**135.3%**		**35,657,223**
Liabilities, Less Cash and Receivables	**(35.3%)**		**(9,301,930)**
Net Assets	**100.0%**		**26,355,293**

[a] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $9,059,759 and the total market value of the collateral held by the portfolio is $9,375,322.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Money Market Investments	39.3	Finance	8.6
Technology	21.5	Oil & Gas	7.8
Health Care	16.7	Services	5.0
Hotels, Restaurants & Leisure	11.6	Transportation	4.0
Industrial	10.9		
Retail	9.9		**135.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities on loan, valued at $9,059,759)—Note 1(b):		
Unaffiliated issuers	24,536,917	25,290,901
Affiliated issuers	10,366,322	10,366,322
Cash		37,849
Receivable for investment securities sold		67,001
Receivable for shares of Beneficial Interest subscribed		13,312
Dividends receivable		7,442
Prepaid expenses		1,589
		35,784,416
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		28,266
Liability for securities on loan—Note 1(b)		9,375,322
Payable for shares of Beneficial Interest redeemed		139
Accrued expenses		25,396
		9,429,123
Net Assets ($)		**26,355,293**
Composition of Net Assets ($):		
Paid-in capital		29,979,240
Accumulated investment (loss)—net		(72,003)
Accumulated net realized gain (loss) on investments		(4,305,928)
Accumulated net unrealized appreciation (depreciation) on investments		753,984
Net Assets ($)		**26,355,293**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	23,840,166	2,515,127
Shares Outstanding	2,391,899	254,853
Net Asset Value Per Share ($)	**9.97**	**9.87**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	31,712
Affiliated issuers	9,942
Interest	14,547
Income from securities lending	22,135
Total Income	**78,336**
Expenses:	
Investment advisory fee—Note 3(a)	124,833
Auditing fees	19,269
Prospectus and shareholders' reports	11,716
Custodian fees—Note 3(b)	7,961
Distribution fees—Note 3(b)	3,429
Legal fees	837
Trustees' fees and expenses—Note 3(c)	563
Loan commitment fees—Note 2	163
Miscellaneous	2,354
Total Expenses	**171,125**
Less—waiver of fees due to undertaking—Note 3(a)	(20,555)
Less—reduction in custody fees due to earnings credits—Note 1(b)	(231)
Net Expenses	**150,339**
Investment (Loss)—Net	**(72,003)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	1,514,801
Net unrealized appreciation (depreciation) on investments	(927,123)
Net Realized and Unrealized Gain (Loss) on Investments	**587,678**
Net Increase in Net Assets Resulting from Operations	**515,675**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment (loss)—net	(72,003)	(168,286)
Net realized gain (loss) on investments	1,514,801	3,515,976
Net unrealized appreciation (depreciation) on investments	(927,123)	(3,350,978)
Net Increase (Decrease) in Net Assets Resulting from Operations	**515,675**	**(3,288)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,474,846	3,683,886
Service shares	115,432	145,106
Cost of shares redeemed:		
Initial shares	(1,974,382)	(2,839,882)
Service shares	(380,783)	(455,122)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(764,887)**	**533,988**
Total Increase (Decrease) in Net Assets	**(249,212)**	**530,700**
Net Assets ($):		
Beginning of Period	26,604,505	26,073,805
End of Period	**26,355,293**	**26,604,505**
Undistributed investment (loss)—net	(72,003)	–
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	142,016	391,230
Shares redeemed	(190,079)	(300,019)
Net Increase (Decrease) in Shares Outstanding	**(48,063)**	**91,211**
Service Shares		
Shares sold	11,662	15,646
Shares redeemed	(36,410)	(48,933)
Net Increase (Decrease) in Shares Outstanding	**(24,748)**	**(33,287)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	9.79	9.80	8.92	6.55	9.81	12.04
Investment Operations:						
Investment (loss)—net[a]	(.03)	(.06)	(.08)	(.09)	(.08)	(.08)
Net realized and unrealized gain (loss) on investments	.21	.05	.96	2.46	(3.18)	(2.15)
Total from Investment Operations	.18	(.01)	.88	2.37	(3.26)	(2.23)
Net asset value, end of period	9.97	9.79	9.80	8.92	6.55	9.81
Total Return (%)	1.84[b]	(.10)	9.87	36.18	(33.23)	(18.52)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60[b]	1.21	1.26	1.41	1.39	1.50
Ratio of net expenses to average net assets	.53[b]	1.16	1.26	1.41	1.34	1.39
Ratio of net investment (loss) to average net assets	(.25)[b]	(.64)	(.94)	(1.15)	(1.06)	(.77)
Portfolio Turnover Rate	71.78[b]	199.86	113.02	120.85	132.08	106.00
Net Assets, end of period ($ x 1,000)	23,840	23,891	23,027	15,918	8,881	14,755

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	9.70	9.74	8.88	6.53	9.78	12.04
Investment Operations:						
Investment (loss)—net[a]	(.04)	(.08)	(.11)	(.09)	(.09)	(.09)
Net realized and unrealized gain (loss) on investments	.21	.04	.97	2.44	(3.16)	(2.17)
Total from Investment Operations	.17	(.04)	.86	2.35	(3.25)	(2.26)
Net asset value, end of period	9.87	9.70	9.74	8.88	6.53	9.78
Total Return (%)	1.65[b]	(.31)	9.68	35.99	(33.23)	(18.77)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.72[b]	1.46	1.50	1.69	1.64	1.77
Ratio of net expenses to average net assets	.62[b]	1.39	1.50	1.50	1.46	1.49
Ratio of net investment (loss) to average net assets	(.34)[b]	(.87)	(1.19)	(1.23)	(1.17)	(1.02)
Portfolio Turnover Rate	71.78[b]	199.86	113.02	120.85	132.08	106.00
Net Assets, end of period ($ x 1,000)	2,515	2,713	3,047	3,117	2,369	2,599

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Discovery Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations, expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (including options and financial futures) are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $5,573,497 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,514,318 of the carryover expires in fiscal 2009, $3,800,802 expires in fiscal 2010 and $258,377 expires in fiscal 2011.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .90% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, do not exceed 1.08% for its Initial Shares and 1.26% for its Service Shares. During the period ended June 30, 2006, Dreyfus waived receipt of fees of $20,555, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.25%
$100 million to $1 billion	.20%
$1 billion to $1.5 billion	.16%
$1.5 billion	.10%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $3,429 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $65 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $7,961 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $21,878, Rule 12b-1 distribution plan fees $502, custodian fees $3,938, chief compliance officer fees $1,926 and transfer agency per account fees $22.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Managment fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $19,430,098 and $19,981,834, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $753,984, consisting of $2,430,219 gross unrealized appreciation and $1,676,235 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus Investment Portfolios, Founders Discovery Portfolio

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0193SA0606

Dreyfus Investment Portfolios, Founders Growth Portfolio

SEMIANNUAL REPORT June 30, 2006


Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Founders Growth Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

John Jares, CFA, Portfolio Manager

How did Dreyfus Investment Portfolios, Founders Growth Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio produced total returns of 0.85% for its Initial Shares and 0.93% for its Service shares.[1] In comparison, the Russell 1000 Growth Index (the "Index"), the portfolio's benchmark, produced a total return of –0.93% for the same period.[2]

Inflation concerns and higher interest rates caused investors to sell stocks in May and June, giving back gains achieved over the first four months of 2006. The portfolio produced higher returns than its benchmark, mainly through strong stock selections in consumer- and industrial-related market sectors that have benefited from the economy's strength.

What is the portfolio's investment approach?

The portfolio seeks long-term growth of capital. To pursue this goal, the portfolio invests primarily in equity securities of well-established, high-quality "growth" companies. Utilizing a "bottom-up" approach, we focus on individual stock selection rather than on forecasting stock market trends. We look for high-quality companies which tend to have strong performance records, solid market positions and reasonable financial strength, and have continuous operating records of three years or more. The portfolio seeks investment opportunities, generally, in companies which we believe have fundamental strengths that indicate the potential for growth in earnings per share. We believe the companies we select have a sustainable competitive advantage, such as a dominant brand name, a high barrier to entry from competition and/or large untapped market opportunities. The portfolio may purchase securities of companies in initial public offerings. The portfolio may invest up to 30% of its assets in foreign securities, and up to 25% of its assets in any one foreign country.

What other factors influenced the portfolio's performance?

Short-term interest rates continued to climb during the first half of 2006, ending the reporting period at 5.25%. At the same time, energy costs moved sharply higher, with crude oil prices reaching record levels. Despite these potentially adverse influences, investor sentiment remained positive over the first four months of 2006 as the U.S. economy expanded at a robust 5.6% annualized rate during the first quarter of the year, supporting corporate earnings and stock prices.

However, investor sentiment took a turn for the worse in early May, when mounting inflationary pressures and hawkish comments from Federal Reserve Board (the "Fed") Chairman Ben Bernanke led investors to worry that interest rates might rise more than previously expected, potentially choking off future economic growth. In addition, geopolitical anxiety intensified, adding to investor uncertainty. As a result, stock prices fell sharply in May and June, erasing gains achieved during the early part of the year.

The portfolio weathered the downturn better than its benchmark, due in part to our emphasis on consumer-oriented companies. Although many analysts feared that rising interest rates and high gasoline prices might dampen consumer spending, the strong economy and low unemployment helped support sales and revenues for a number of the portfolio's consumer-oriented portfolio holdings, such as apparel retailer Kohl's, cable systems operator Comcast and entertainment company Pixar Animation Studios. Kohl's, which has more than 700 stores across the United States, has seen strong trends in sales and earnings and also benefited from industry consolidation. Comcast achieved gains by bundling cable-television, Internet access and telephone service. Pixar was acquired by The Walt Disney Company during the reporting period.

Despite higher energy costs, many parts of the industrial sector continued to perform well, including the transportation industry. Among railroads, Union Pacific has seen solid demand for its services, giving it the ability to raise prices. Similarly, airlines have been able to raise prices, partly because recent bankruptcies in the airline industry have reduced capacity at a time in which leisure and business air travel remained strong.

On the other hand, the technology sector continued to struggle, detracting from the portfolio's results. For example, Microsoft's delay in the release of major upgrades to some of its key products disappointed investors, as did the company's higher-than-expected spending to strengthen its Internet presence.

What is the portfolio's current strategy?

We have maintained the fund's emphasis on growth-oriented companies that, in our judgment, are poised to achieve higher earnings due to the success of their products and services. It is worth noting that companies such as these tend to fare relatively well in environments of slower economic growth, unlike more cyclical companies, which do well when the economy is strong and languish when conditions weaken. For example, we recently have found growth opportunities among health care companies, which produce products that consumers need regardless of economic conditions.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is a widely accepted, unmanaged large-cap index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders Growth Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.63	$ 4.93
Ending value (after expenses)	$1,008.50	$1,009.30

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.66	$ 4.96
Ending value (after expenses)	$1,020.18	$1,019.89

† *Expenses are equal to the portfolio's annualized expense ratio of .93% for Initial shares and .99% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—96.4%	Shares		Value ($)
Chemicals—.7%			
EI Du Pont de Nemours & Co.	3,043		**126,589**
Consumer Cyclical—3.6%			
AutoZone	953	a	84,055
JC Penney	2,529		170,733
Marriott International, Cl. A	2,358		89,887
Walgreen	6,122		274,510
			619,185
Entertainment/Media—2.7%			
Comcast, Cl. A (Special)	5,266	a	172,619
Harrah's Entertainment	1,631		116,095
Walt Disney	5,683		170,490
			459,204
Exchange Traded—3.0%			
iShares Russell 1000 Growth Index Fund	4,533	b	229,279
Nasdaq-100 Index Tracking Stock	3,352	b	129,924
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,171	b	149,045
			508,248
Financial Services—10.1%			
Allstate	4,251		232,657
American International Group	1,611		95,130
Assurant	3,785		183,194
Charles Schwab	17,912		286,234
Goldman Sachs Group	1,562		234,972
JPMorgan Chase & Co.	5,662		237,804
Morgan Stanley	2,050		129,580
SLM	2,570		136,004
State Street	1,884		109,442
TD Ameritrade Holding	5,074		75,146
			1,720,163
Food & Beverages—5.4%			
Cadbury Schweppes, ADR	3,400		131,988
PepsiCo	4,946		296,958

Common Stocks (continued)	Shares	Value ($)
Food & Beverages (continued)		
Safeway	10,224	265,824
SYSCO	7,553	230,820
		925,590
Health Care—12.4%		
Advanced Medical Optics	3,696 [a]	187,387
Amgen	2,428 [a]	158,378
Beckman Coulter	1,710	94,990
Boston Scientific	8,636 [a]	145,430
Genzyme	1,453 [a]	88,706
Intuitive Surgical	784 [a]	92,488
Johnson & Johnson	4,860	291,211
Medco Health Solutions	3,302 [a]	189,139
Medimmune	2,868 [a]	77,723
Medtronic	3,066	143,857
Pfizer	7,518	176,447
Schering-Plough	8,838	168,187
Wyeth	6,966	309,360
		2,123,303
Household & Personal Products—6.7%		
Avon Products	6,119	189,689
Colgate-Palmolive	5,364	321,304
Estee Lauder Cos., Cl. A	5,088	196,753
Harman International Industries	1,066	91,004
Procter & Gamble	6,257	347,889
		1,146,639
Industrial—7.6%		
Emerson Electric	4,066	340,771
Empresa Brasileira de Aeronautica, ADR	2,590 [b]	94,457
General Electric	19,075	628,712
Nucor	2,416	131,068
Waste Management	2,902	104,124
		1,299,132

Common Stocks (continued)	Shares		Value ($)
Oil & Gas—4.0%			
Exxon Mobil	6,177		378,959
Schlumberger	4,765		310,249
			689,208
Retail—6.3%			
Best Buy	4,190		229,780
eBay	1,803	a	52,810
Family Dollar Stores	8,496		207,557
Federated Department Stores	6,596		241,414
Home Depot	4,179		149,566
Kohl's	831	a	49,129
Wal-Mart Stores	2,982		143,643
			1,073,899
Semiconductors—5.2%			
ASML Holding (New York Reg. Shares)	12,515	a	253,053
Broadcom, Cl. A	2,258	a	67,853
Freescale Semiconductor, Cl. B	2,738	a	80,497
Linear Technology	6,778		226,995
Maxim Integrated Products	5,091		163,472
Texas Instruments	2,951		89,386
			881,256
Technology—21.9%			
Accenture, Cl. A	3,158		89,435
Adobe Systems	10,930	a	331,835
Agilent Technologies	2,479	a	78,237
Apple Computer	3,270	a	186,782
Autodesk	2,332	a	80,361
Automatic Data Processing	3,048		138,227
BEA Systems	10,784	a	141,163
Dell	3,552	a	86,704
Diebold	4,148		168,492
Electronic Arts	2,767	a	119,092
Google, Cl. A	1,127	a	472,585

Common Stocks (continued)	Shares		Value ($)
Technology (continued)			
Hewlett-Packard	9,683		306,757
Intel	7,902		149,743
Microsoft	25,194		587,020
Oracle	12,036	a	174,402
SAP, ADR	1,402		73,633
Seagate Technology	11,222		254,066
Symantec	4,254	a	66,107
Yahoo!	7,139	a	235,587
			3,740,228
Telecommunications–4.4%			
Cisco Systems	19,310	a	377,124
Motorola	10,691		215,424
Qualcomm	2,007		80,420
Sprint Nextel	4,307		86,097
			759,065
Transportation–2.4%			
AMR	3,771	a	95,859
Continental Airlines, Cl. B	3,436	a	102,393
Union Pacific	1,401		130,237
US Airways Group	1,461	a	73,839
			402,328
Total Common Stocks (cost $15,380,057)			**16,474,037**

Other Investment–3.6%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $606,000)	606,000	c	**606,000**

Investment of Cash Collateral for Securities Loaned—3.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $590,140)	590,140 [c]	**590,140**
Total Investments (cost $16,576,197)	**103.5%**	**17,670,177**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(603,034)**
Net Assets	**100.0%**	**17,067,143**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $575,779 and the total market value of the collateral held by the portfolio is $590,140.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Technology	21.9	Telecommunications	4.4
Health Care	12.4	Oil & Gas	4.0
Financial Services	10.1	Consumer Cyclical	3.6
Industrial	7.6	Exchange Traded	3.0
Money Market Investments	7.1	Entertainment/Media	2.7
Household & Personal Products	6.7	Transportation	2.4
Retail	6.3	Chemicals	.7
Food & Beverages	5.4		
Semiconductors	5.2		**103.5**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities		
on loan, valued at $575,779)—Note 1(b):		
Unaffiliated issuers	15,380,057	16,474,037
Affiliated issuers	1,196,140	1,196,140
Cash		1,416
Receivable for investment securities sold		427,222
Dividends and interest receivable		18,924
Receivable for shares of Beneficial Interest subscribed		766
Prepaid expenses		3,309
		18,121,814
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		15,003
Liability for securities on loan—Note 1(b)		590,140
Payable for investment securities purchased		414,910
Payable for shares of Beneficial Interest redeemed		13,042
Accrued expenses		21,576
		1,054,671
Net Assets ($)		**17,067,143**
Composition of Net Assets ($):		
Paid-in capital		30,491,046
Accumulated undistibuted investment income—net		25,129
Accumulated net realized gain (loss) on investments		(14,543,012)
Accumulated net unrealized appreciation (depreciation) on investments		1,093,980
Net Assets ($)		**17,067,143**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	12,831,009	4,236,134
Shares Outstanding	1,033,143	341,562
Net Asset Value Per Share ($)	**12.42**	**12.40**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $301 foreign taxes withheld at source):	
Unaffiliated issuers	94,143
Affiliated issuers	10,882
Interest	5,451
Income from securities lending	437
Total Income	**110,913**
Expenses:	
Investment advisory fee—Note 3(a)	68,096
Auditing fees	18,256
Custodian fees—Note 3(b)	6,297
Distribution fees—Note 3(b)	5,736
Prospectus and shareholders' reports	4,259
Trustees' fees and expenses—Note 3(c)	540
Legal fees	523
Loan commitment fees—Note 2	174
Miscellaneous	488
Total Expenses	**104,369**
Less—waiver of fees due to undertaking—Note 3(a)	(18,849)
Net Expenses	**85,520**
Investment Income—Net	**25,393**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	951,023
Net unrealized appreciation (depreciation) on investments	(795,072)
Net Realized and Unrealized Gain (Loss) on Investments	**155,951**
Net Increase in Net Assets Resulting from Operations	**181,344**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	25,393	51,341
Net realized gain (loss) on investments	951,023	2,333,582
Net unrealized appreciation (depreciation) on investments	(795,072)	(1,580,457)
Net Increase (Decrease) in Net Assets Resulting from Operations	**181,344**	**804,466**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(38,728)	(42,733)
Service shares	(12,744)	(10,865)
Total Dividends	**(51,472)**	**(53,598)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	214,143	333,541
Service shares	141,949	336,390
Dividends reinvested:		
Initial shares	38,728	42,733
Service shares	12,744	10,865
Cost of shares redeemed:		
Initial shares	(1,161,678)	(3,313,092)
Service shares	(898,256)	(986,967)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(1,652,370)**	**(3,576,530)**
Total Increase (Decrease) in Net Assets	**(1,522,498)**	**(2,825,662)**
Net Assets ($):		
Beginning of Period	18,589,641	21,415,303
End of Period	**17,067,143**	**18,589,641**
Undistributed investment income—net	25,129	51,208

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Initial Shares		
Shares sold	16,692	28,560
Shares issued for dividends reinvested	3,021	3,722
Shares redeemed	(91,929)	(282,116)
Net Increase (Decrease) in Shares Outstanding	**(72,216)**	**(249,834)**
Service Shares		
Shares sold	11,247	29,299
Shares issued for dividends reinvested	995	947
Shares redeemed	(71,567)	(83,728)
Net Increase (Decrease) in Shares Outstanding	**(59,325)**	**(53,482)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	12.35	11.84	11.03	8.44	11.77	14.73
Investment Operations:						
Investment income (loss)—net[a]	.02	.03	.07	.01	(.01)	.01
Net realized and unrealized gain (loss) on investments	.09	.51	.80	2.58	(3.31)	(2.96)
Total from Investment Operations	.11	.54	.87	2.59	(3.32)	(2.95)
Distributions:						
Dividends from investment income—net	(.04)	(.03)	(.06)	–	(.01)	(.01)
Net asset value, end of period	12.42	12.35	11.84	11.03	8.44	11.77
Total Return (%)	.85[b]	4.61	7.86	30.69	(28.25)	(20.03)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.54[b]	1.11	1.00	1.09	1.09	1.09
Ratio of net expenses to average net assets	.46[b]	1.00	.97	1.00	1.00	.99
Ratio of net investment income (loss) to average net assets	.15[b]	.26	.65	.08	(.08)	.08
Portfolio Turnover Rate	63.13[b]	125.05	114.49	126.24	165.08	180.84
Net Assets, end of period ($ x 1,000)	12,831	13,646	16,045	16,725	14,442	25,607

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	12.33	11.82	11.02	8.43	11.76	14.73
Investment Operations:						
Investment income (loss)—net [a]	.01	.03	.07	.01	(.01)	(.00)[b]
Net realized and unrealized gain (loss) on investments	.10	.51	.79	2.58	(3.31)	(2.96)
Total from Investment Operations	.11	.54	.86	2.59	(3.32)	(2.96)
Distributions:						
Dividends from investment income—net	(.04)	(.03)	(.06)	–	(.01)	(.01)
Net asset value, end of period	12.40	12.33	11.82	11.02	8.43	11.76
Total Return (%)	.93[c]	4.63	7.68	30.72	(28.21)	(20.16)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.66[c]	1.36	1.25	1.35	1.34	1.40
Ratio of net expenses to average net assets	.49[c]	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income (loss) to average net assets	.11[c]	.26	.63	.09	(.06)	(.01)
Portfolio Turnover Rate	63.13[c]	125.05	114.49	126.24	165.08	180.84
Net Assets, end of period ($ x 1,000)	4,236	4,944	5,370	5,719	4,333	4,147

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $15,164,476 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $9,445,400 of the carryover expires in fiscal 2009 and $5,719,076 expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $53,598. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. During the period ended June 30, 2006, Dreyfus waived receipt of fees of $18,849, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.25%
$100 million to $1 billion	.20%
$1 billion to $1.5 billion	.16%
In excess of $1.5 billion	.10%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $5,736 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $32 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $6,297 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $10,583, Rule 12b-1 distribution plan fees $878, custodian fees $3,867, chief compliance officer fees $1,926 and transfer agency per account fees $10, which are offset against an expense reimbursement currently in effect in the amount of $2,261.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $11,141,464 and $13,419,150, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $1,093,980, consisting of $1,464,486 gross unrealized appreciation and $370,506 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

Dreyfus Investment Portfolios, Founders Growth Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
Founders Financial Center
2930 East Third Avenue
Denver, CO 80206

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0176SA0606

Dreyfus Investment Portfolios, Founders International Equity Portfolio

SEMIANNUAL REPORT June 30, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Founders International Equity Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

International stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. and global economies move into more mature phases. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a global recession currently appears unlikely, we expect slower growth in the United States and Europe in 2007. Economic expansion in Japan and China seems likely to continue, but lower demand for exports could contribute to a slowdown elsewhere in Asia. Indicators to watch in the months ahead include the outlook for inflation in the United States and overseas, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in short-term interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio managers.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Remi J. Browne, CFA, and Jeffrey R. Sullivan, CFA, Portfolio Managers

How did Dreyfus Investment Portfolios, Founders International Equity Portfolio perform relative to its benchmarks?

For the six-month period ended June 30, 2006, the portfolio produced total returns of 9.81% for its Initial shares and 9.81% for its Service shares.[1] In comparison, the portfolio's benchmarks, the Morgan Stanley Capital International (MSCI) World ex U.S. Index and the MSCI World ex U.S. Growth Index, produced total returns of 10.06% and 9.60%, respectively, for the same period.[2,3]

During the first half of the year, the U.K. and Germany provided the largest positive impact to relative fund performance due to strong stock selection. This was somewhat offset by poor relative performance in Sweden and Japan. Across sectors, the portfolio benefited from strong selection in materials and financials, but was hurt by under-performance in the industrials and consumer discretionary sectors.

On a separate note, Jeffrey R. Sullivan became a primary portfolio manager of the portfolio on May 1, 2006, replacing Daniel B. LeVan, and will serve with the portfolio's other primary portfolio manager, Remi Browne.

What is the portfolio's investment approach?

The portfolio seeks long-term growth of capital. To pursue this goal, the portfolio normally invests at least 80% of its assets in the equity securities of foreign companies. The portfolio focuses on equity securities of foreign companies that are characterized as "growth" companies. The portfolio may purchase securities of companies in initial public offerings or shortly thereafter.

The portfolio will invest primarily in foreign issuers from at least three foreign countries with established or emerging economies, but will not invest more than 50% of its assets in issuers in any one foreign country. Although the portfolio intends to invest substantially all of its assets in issuers located outside the United States, at times it may invest in U.S.-based companies.

The portfolio focuses on individual stock selection. We do not attempt to predict interest rates or market movements, nor do we have country allocation models or targets. Rather, we choose investments on a company-by-company basis, searching to find what we believe are well-managed, well-positioned companies, wherever they may be.

What other factors influenced the portfolio's performance?

During the reporting period, international equity markets continued their three-year rally. Mergers-and-acquisition (M&A) activity increased and strong earnings announcements overcame significant tightening in global monetary policy. Investor sentiment was boosted by benign inflation, historically low interest rates and an ongoing economic expansion, primarily driven by the United States. However, later in the reporting period, investors became concerned about numerous economic issues that prompted a reversal in global markets. These macroeconomic issues included a slowdown in the housing market, U.S. dollar weakness, rising consumer prices and the continued interest rate increases by the Federal Reserve and a move away from quantitative easing by the Bank of Japan. Against this backdrop, global equity markets suffered a major sell-off beginning in the middle of May and lasting until mid-June.

The portfolio's strongest relative performance came from the U.K., Germany and Hong Kong. In the U.K., mining companies Xstrata and Vedanta Resources performed particularly well early in the reporting period due to rising commodity prices. Robust mergers-and-acquisitions activity benefited the portfolio's German stocks, including the acquisition of pharmaceutical maker Schering by former rival Bayer, which was not owned by the fund during the reporting period. ThyssenKrupp, a German steel company, flourished amid industry-wide consolidations. The portfolio also benefited from its holdings in Hong Kong-based China Mobile, which rallied on the strength of a growing customer base.

On the other hand, the portfolio's Swedish, French and Japanese holdings hindered its relative performance. In Sweden, truckmaker Volvo's stock price fell following its announced profit warning, at which time we sold the stock. In France, the stock price of EADS, the European

Aeronautics Defense and Space Company, fell due to extensive delays at Airbus, particularly with respect to its new A380 plane. The portfolio's Japanese declines can be traced primarily to one holding, Yamada Denki, a consumer electronics retailer that encountered the effects of profit-taking after a prolonged period of outperformance.

What is the portfolio's current strategy?

We viewed the recent sell-off in international stocks not as the onset of a secular bear market, but as a healthy, cyclical correction that helped to maintain gains achieved over the past several years. We plan to continue our strategy of maintaining country and sector weights that are in line with the portfolio's benchmarks, while attempting to outperform through our individual stock selections.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Founders International Equity Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Index is an unmanaged index of global stock market performance, excluding the U.S., consisting solely of equity securities.*

3 *SOURCE: Morgan Stanley Capital International Inc. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World ex U.S. Growth Index measures global developed market equity performance of growth securities outside of the U.S.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Founders International Equity Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 7.75	$ 7.75
Ending value (after expenses)	$1,098.10	$1,098.10

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 7.45	$ 7.45
Ending value (after expenses)	$1,017.41	$1,017.41

† *Expenses are equal to the portfolio's annualized expense ratio of 1.49% for Initial shares and 1.49% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—95.1%	Shares		Value ($)
Australia—4.7%			
BHP Billiton	13,970		301,133
CSL	3,200		127,848
Rinker Group	7,760		94,538
			523,519
Belgium—2.5%			
Delhaize Group	1,500		103,983
InBev	3,460		169,712
			273,695
Canada—6.1%			
Alcan	2,000		93,634
ATI Technologies	3,400	a	49,376
Canadian National Railway	2,880		125,731
Gildan Activewear	1,200	a	56,718
Manulife Financial	1,800		57,002
Precision Drilling Trust	1,700		56,469
Shaw Communications, Cl. B	2,600		73,444
Teck Cominco, Cl. B	1,600		95,951
Trican Well Service	3,200		63,891
			672,216
China—.6%			
Foxconn International Holdings	29,000	a	**61,798**
Finland—1.6%			
Nokia	8,600		**175,550**
France—10.1%			
BNP Paribas	1,446		138,430
Bouygues	1,190		61,185
PPR	400		51,007
Sanofi-Aventis	2,680		261,535
Schneider Electric	860		89,645
Societe Generale	1,030		151,498
SOITEC	1,800	a	53,250
Total	1,844		121,344
Vivendi	5,290		185,386
			1,113,280

Common Stocks (continued)	Shares	Value ($)
Germany—6.3%		
BASF	1,660	133,291
Continental	1,380	141,237
E.ON	560	64,462
MAN	1,100	79,659
Merck	1,330	121,116
SAP	320	67,531
ThyssenKrupp	2,720	93,130
		700,426
Greece—.9%		
Coca-Cola Hellenic Bottling	3,400	**101,322**
Hong Kong—1.3%		
China Mobile	25,800	**147,497**
Italy—3.1%		
Banca Intesa	21,300	124,772
Capitalia	8,870	72,776
ENI	5,000	147,277
		344,825
Japan—19.7%		
Canon	4,650	227,909
Daiwa Securities Group	8,900	106,060
Fujitsu	12,000	92,993
Honda Motor	6,200	196,628
Kirin Brewery	3,500	55,010
Matsushita Electric Industrial	5,000	105,495
Mitsubishi	8,200	163,699
Mitsubishi Electric	17,200	137,798
Mitsui & Co.	7,000	98,829
Nomura Holdings	6,900	129,307
ORIX	390	95,234
Rengo	6,800	51,389
Sony	4,600	202,953
SUMCO	1,000	56,963

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Sumitomo Electric Industries	9,800	143,498
Takeda Pharmaceutical	900	55,985
TDK	800	60,807
Tokyo Electron	2,000	139,787
Toshiba	9,000	58,737
		2,179,081
Netherlands—3.1%		
Heineken	2,000	84,798
ING Groep	6,410	251,937
		336,735
Norway—2.2%		
Norsk Hydro	2,800	74,189
Orkla	1,750	81,074
Telenor	7,600	91,838
		247,101
Spain—3.3%		
ACS-Actividades de Construccion y Servicios	2,890	120,537
Banco Santander Central Hispano	4,000	58,425
Repsol YPF	1,940	55,555
Telefonica	7,660	127,559
		362,076
Sweden—.6%		
Atlas Copco, Cl. A	2,500	**69,457**
Switzerland—8.1%		
Baloise Holding	1,020	78,330
Compagnie Financiere Richemont, Cl. A	2,200	100,703
Credit Suisse Group	3,460	193,448
Nestle	200	62,776
Roche Holding	1,920	317,175
UBS	648	70,976
Zurich Financial Services	300	65,718
		889,126

Common Stocks (continued)	Shares	Value ($)
United Kingdom—20.9%		
AstraZeneca	1,010	60,919
Aviva	4,020	56,866
Barclays	4,909	55,743
BG Group	9,300	124,165
BP	22,163	258,221
British Airways	19,600 [a]	124,140
British American Tobacco	7,930	199,585
BT Group	20,420	90,279
Diageo	4,950	83,193
First Choice Holidays	15,900	67,210
GlaxoSmithKline	12,220	341,204
HBOS	4,790	83,204
HSBC Holdings	3,300	58,023
International Power	26,250	138,003
Michael Page International	9,600	62,178
Royal Bank of Scotland Group	1,680	55,198
Royal Dutch Shell, Cl. A	1,800	60,537
Vedanta Resources	5,500	138,528
WPP Group	5,600	67,729
Xstrata	4,740	179,560
		2,304,485
Total Common Stocks (cost $8,123,797)		**10,502,189**

Preferred Stocks—1.5%	Shares	Value ($)
Germany		
Fresenius (cost $154,110)	1,020	**169,843**

Other Investment—3.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $370,000)	370,000 [b]	**370,000**
Total Investments (cost $8,647,907)	**99.9%**	**11,042,032**
Cash and Receivables (Net)	**.1%**	**8,576**
Net Assets	**100.0%**	**11,050,608**

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	14.9	Money Market Investment	3.3
Pharmaceuticals	10.5	Consumer Services	2.8
Telecommunications	10.3	Distributors	2.4
Technology	9.1	Insurance	2.3
Oil & Gas Drilling & Equipment	7.6	Other	18.0
Diversified Metals & Mining	7.3	Futures	.1
Consumer Non-Durables	6.7		
Industrial	4.7		**100.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2006 ($)
Financial Futures Long				
MSCI PAN EURO	4	110,690	September 2006	5,937
TOPIX	1	138,869	September 2006	3,217
				9,154

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments:		
Unaffiliated issuers	8,277,907	10,672,032
Affiliated issuers	370,000	370,000
Cash		4,131
Cash denominated in foreign currencies	2,273	2,302
Receivable for investment securities sold		184,958
Dividends and interest receivable		20,548
Receivable for futures variation margin		5,805
Prepaid expenses		1,499
		11,261,275
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		5,931
Payable for investment securities purchased		153,956
Payable for shares of Beneficial Interest redeemed		17,993
Accrued expenses		32,787
		210,667
Net Assets ($)		**11,050,608**
Composition of Net Assets ($):		
Paid-in capital		12,395,391
Accumulated undistributed investment income—net		89,361
Accumulated net realized gain (loss) on investments		(3,837,504)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $9,154 net unrealized appreciation on financial futures)		2,403,360
Net Assets ($)		**11,050,608**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	8,900,420	2,150,188
Shares Outstanding	498,548	120,376
Net Asset Value Per Share ($)	**17.85**	**17.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $21,155 foreign taxes withheld at source):	
Unaffiliated issuers	164,539
Affiliated issuers	3,075
Interest	4,957
Total Income	**172,571**
Expenses:	
Investment advisory fee—Note 3(a)	55,842
Custodian fees	34,452
Auditing fees	19,137
Prospectus and shareholders' reports	4,033
Distribution fees—Note 3(b)	2,970
Trustees' fees and expenses—Note 3(c)	310
Legal fees	281
Loan commitment fees—Note 2	62
Miscellaneous	5,415
Total Expenses	**122,502**
Less—waiver of fees due to undertaking—Note 3(a)	(38,682)
Less—reduction in custody fees due to earnings credits—Note 1(c)	(635)
Net Expenses	**83,185**
Investment Income—Net	**89,386**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	1,127,329
Net realized gain (loss) on financial futures	(4,901)
Net Realized Gain (Loss)	**1,122,428**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $9,154 net unrealized appreciation on financial futures)	(184,710)
Net Realized and Unrealized Gain (Loss) on Investments	**937,718**
Net Increase in Net Assets Resulting from Operations	**1,027,104**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	89,386	75,795
Net realized gain (loss) on investments	1,122,428	878,688
Net unrealized appreciation (depreciation) on investments	(184,710)	332,455
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,027,104**	**1,286,938**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(57,027)	(44,227)
Service shares	(16,131)	(11,460)
Total Dividends	**(73,158)**	**(55,687)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	1,105,422	1,728,396
Service shares	456,326	371,568
Dividends reinvested:		
Initial shares	57,027	44,227
Service shares	16,131	11,460
Cost of shares redeemed:		
Initial shares	(1,091,628)	(1,988,891)
Service shares	(807,312)	(765,231)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(264,034)**	**(598,471)**
Total Increase (Decrease) in Net Assets	**689,912**	**632,780**
Net Assets ($):		
Beginning of Period	10,360,696	9,727,916
End of Period	**11,050,608**	**10,360,696**
Undistributed investment income—net	89,361	73,133

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Initial Shares		
Shares sold	62,446	117,732
Shares issued for dividends reinvested	3,213	3,090
Shares redeemed	(62,037)	(132,803)
Net Increase (Decrease) in Shares Outstanding	**3,622**	**(11,981)**
Service Shares		
Shares sold	26,116	24,455
Shares issued for dividends reinvested	908	801
Shares redeemed	(45,008)	(52,793)
Net Increase (Decrease) in Shares Outstanding	**(17,984)**	**(27,537)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2006	Year Ended December 31,				
Initial Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.36	14.46	11.83	8.72	11.97	17.00
Investment Operations:						
Investment income (loss)—net [a]	.14	.12	.08	.06	.01	(.02)
Net realized and unrealized gain (loss) on investments	1.46	1.86	2.61	3.06	(3.26)	(5.00)
Total from Investment Operations	1.60	1.98	2.69	3.12	(3.25)	(5.02)
Distributions:						
Dividends from investment income—net	(.11)	(.08)	(.06)	(.01)	–	(.01)
Net asset value, end of period	17.85	16.36	14.46	11.83	8.72	11.97
Total Return (%)	9.81 [b]	13.80	22.85	35.81	(27.15)	(29.56)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.06 [b]	1.82	2.11	2.41	2.01	2.22
Ratio of net expenses to average net assets	.74 [b]	1.49	1.49	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.80 [b]	.79	.64	.66	.06	(.13)
Portfolio Turnover Rate	43.57 [b]	62.51	90.61	145.42	226.63	201.61
Net Assets, end of period ($ x 1,000)	8,900	8,096	7,329	6,483	5,103	9,099

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	16.37	14.46	11.84	8.72	11.98	17.00
Investment Operations:						
Investment income (loss)—net [a]	.14	.11	.08	.06	.01	(.06)
Net realized and unrealized gain (loss) on investments	1.46	1.88	2.60	3.07	(3.27)	(4.95)
Total from Investment Operations	1.60	1.99	2.68	3.13	(3.26)	(5.01)
Distributions:						
Dividends from investment income—net	(.11)	(.08)	(.06)	(.01)	–	(.01)
Net asset value, end of period	17.86	16.37	14.46	11.84	8.72	11.98
Total Return (%)	9.81 [b]	13.87	22.74	35.92	(27.21)	(29.50)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.18 [b]	2.05	2.36	2.66	2.26	2.55
Ratio of net expenses to average net assets	.74 [b]	1.49	1.49	1.50	1.50	1.50
Ratio of net investment income (loss) to average net assets	.77 [b]	.75	.61	.64	.05	(.46)
Portfolio Turnover Rate	43.57 [b]	62.51	90.61	145.42	226.63	201.61
Net Assets, end of period ($ x 1,000)	2,150	2,264	2,399	2,085	1,602	1,504

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Founders International Equity Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide long-term growth of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Founders Asset Management LLC ("Founders") serves as the portfolio's sub-investment adviser. Founders is a wholly-owned subsidiary of Dreyfus Service Corporation, which is a wholly-owned subsidiary of Dreyfus.

Dreyfus Service Corporation (the "Distributor") is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Forward currency exchange contracts are valued at the forward rate. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue

Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $ 4,949,713 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $1,947,385 of the carryover expires in fiscal 2009, $1,508,081 expires in fiscal 2010 and $1,494,247 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005, were as follows: ordinary income $55,687. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2006, the portfolio did not borrow under the Facility.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of 1% of the value of the portfolio's average daily net assets and is payable monthly.

Dreyfus has agreed, from January 1, 2006 to December 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1.50% of the value of the average daily net assets of their class. During the period ended June 30, 2006, Dreyfus waived receipt of fees and assumed expenses of the portfolio of $38,682, pursuant to the undertaking.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Founders, the sub-investment advisory fee is payable monthly by Dreyfus, and is based upon the value of the portfolio's average daily net assets, computed at the following annual rates:

Average Net Assets	
0 to $100 million	.35%
$100 million to $1 billion	.30%
$1 billion to $1.5 billion	.26%
In excess of $1.5 billion	.20%

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $2,970 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $25 pursuant to the transfer agency agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $8,908, chief compliance officer fees $1,926, Rule 12b-1 distribution plan fees $437 and transfer agency per account fees $9, which are offset against an expense reimbursement currently in effect in the amount of $5,349.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each portfolio based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2006, amounted to $4,738,575 and $5,022,913, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or

Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2006, are set forth in the Statement of Financial Futures.

At June 30, 2006, accumulated net unrealized appreciation on investments was $2,394,125, consisting of $2,511,146 gross unrealized appreciation and $117,021 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus
Investment Portfolios,
Founders International
Equity Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0177SA0606

Dreyfus Investment Portfolios, MidCap Stock Portfolio

SEMIANNUAL REPORT June 30, 2006


Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, MidCap Stock Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

John O'Toole, Portfolio Manager

How did Dreyfus Investment Portfolios, MidCap Stock Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio's Initial shares produced a total return of 4.71%, and its Service shares produced a total return of 4.63%.[1] This compares with the total return of 4.24% provided by the portfolio's benchmark, the Standard & Poor's MidCap 400 Index (the "S&P 400"), for the same period.[2]

We attribute these results to continued U.S. economic growth in the face of high energy prices, mounting inflationary pressures and rising short-term interest rates. The stock market responded favorably to these conditions during the first four months of the reporting period before retreating in response to investor concerns in May and June. Midcap stocks outperformed their large-cap counterparts and slightly underperformed small-cap stocks. The portfolio shared in the midcap market's gains, delivering slightly better performance than its benchmark on the strength of good individual stock selections in the health care and consumer cyclical sectors.

What is the portfolio's investment approach?

The portfolio normally invests at least 80% of its assets in growth and value stocks of midsize companies, which are chosen through a disciplined process that combines computer modeling techniques, fundamental analysis and risk management.

In selecting securities, our investment team uses a computer model to identify and rank stocks within an industry or sector, based on:

- *value,* or how a stock is priced relative to its perceived intrinsic worth;
- *growth,* in this case the sustainability or growth of earnings; and
- *financial profile,* which measures the financial health of the company.

We then use fundamental analysis to select the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research and company management. We attempt to manage risk by diversifying across companies and industries, limiting the potential adverse impact from any one stock or industry. The portfolio is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are similar to those of the S&P 400.

What other factors influenced the portfolio's performance?

The stock market climbed during the first four months of 2006, with the portfolio's benchmark rising nearly 10% from the beginning of January through early May. However, the market later gave up those gains, moving into negative territory by early June over concerns that economic growth might slow during the second half of 2006. A continuing flow of favorable economic news enabled the market to bounce back during the final weeks of June, enabling midcap stocks to post positive absolute returns for the reporting period overall.

Although the portfolio failed to match the market's gains during the first few months of 2006, it more than made up the difference during the second half of the reporting period. Individual stock selections proved to be particularly strong in the health care sector. Magellan Health Services, which expanded its focus into new, specialized health markets, and Laboratory Corporation of America Holdings, one of the nation's largest clinical labs, which reported strong financial results both helped the portfolio's performance. The portfolio also gained ground on its benchmark in the consumer cyclical sector as a result of good stock selections. Key holdings included American Eagle Outfitters, an apparel retailer that effectively targeted the youth market, and Choice Hotels International, which benefited from a boom in personal and business travel. Notably strong holdings in other areas included freight transportation service provider C.H. Robinson Worldwide and software systems developer Transactions Systems Architects.

On the other hand, a few stocks detracted from the portfolio's performance compared to the benchmark. Most significant of these were two energy holdings, independent oil and gas developer Pioneer Natural Resources and offshore drilling services provider ENSCO International. Both stocks retreated after posting sharp gains during the prior reporting period. In other areas, homebuilder NVR was hurt by a slowdown in housing starts prompted by rising interest rates, and poultry producer Pilgrim's Pride was undermined by consumers' avian flu concerns, leading us to sell the portfolio's position in the stock.

What is the portfolio's current strategy?

We believe the stock market, particularly in the midcap area, could prove vulnerable to slowing U.S. economic growth. In light of this concern, we are emphasizing companies that we believe offer greater predictability with regard to future revenue and earning prospects, and have the potential to deliver consistently positive financial results under a variety of economic conditions. At the same time, we are maintaining our disciplined midcap focus and a sector-neutral investment approach.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, MidCap Stock Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an agreement in effect through December 31, 2006, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, MidCap Stock Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.01	$ 4.67
Ending value (after expenses)	$1,047.10	$1,046.30

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 3.96	$ 4.61
Ending value (after expenses)	$1,020.88	$1,020.23

† *Expenses are equal to the portfolio's annualized expense ratio of .79% for Initial shares and .92% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—99.1%	Shares		Value ($)
Consumer Cyclical—10.5%			
Abercrombie & Fitch, Cl. A	66,800		3,702,724
American Eagle Outfitters	143,250		4,876,230
Barnes & Noble	70,500		2,573,250
CDW	42,300	a	2,311,695
Choice Hotels International	54,500		3,302,700
Continental Airlines, Cl. B	59,500	a,b	1,773,100
Dick's Sporting Goods	67,400	b	2,669,040
Domino's Pizza	81,900	a	2,026,206
Dress Barn	110,300	b	2,796,105
GameStop, Cl. A	79,850	a,b	3,353,700
Longs Drug Stores	58,100		2,650,522
Men's Wearhouse	54,800	a	1,660,440
MSC Industrial Direct, Cl. A	53,600		2,549,752
Polo Ralph Lauren	39,000		2,141,100
Sonic	82,000	b	1,704,780
United Auto Group	87,400	a	1,865,990
Williams-Sonoma	90,400		3,078,120
World Fuel Services	44,300		2,024,067
			47,059,521
Consumer Goods—2.9%			
BorgWarner	36,200		2,356,620
HNI	42,700		1,936,445
Life Time Fitness	40,700	b	1,883,189
Speedway Motorsports	28,900		1,090,686
Thor Industries	38,500		1,865,325
Toro	44,200		2,064,140
Whirlpool	21,400		1,768,710
			12,965,115
Consumer Staples—1.5%			
Hormel Foods	123,900		4,601,646
Pepsi Bottling Group	72,100		2,318,015
			6,919,661
Financial—17.6%			
American Financial Group/OH	91,850		3,940,365
AmeriCredit	122,300	b	3,414,616
Ameriprise Financial	45,300		2,023,551

Common Stocks (continued)	Shares		Value ($)
Financial (continued)			
BancorpSouth	105,300	a	2,869,425
BankUnited Financial, Cl. A	64,100		1,956,332
Cathay General Bancorp	73,450		2,672,111
CBL & Associates Properties	77,700	a	3,024,861
City National/Beverly Hills, CA	51,800		3,371,662
Colonial Properties Trust	45,800		2,262,520
Comerica	54,200		2,817,858
CompuCredit	65,000	a,b	2,498,600
Dime Bancorp (Warrants 12/26/2050)	19,900	b	4,378
Downey Financial	32,600	a	2,211,910
Equity One	107,000		2,236,300
Fidelity National Financial	43,300		1,686,535
First American	112,800		4,768,056
FirstFed Financial	39,600	a,b	2,283,732
Greenhill & Co.	26,500	a	1,610,140
Hanover Insurance Group	44,600		2,116,716
Mack-Cali Realty	72,200		3,315,424
New Plan Excel Realty Trust	167,300		4,130,637
Public Storage	36,000		2,732,400
SEI Investments	83,200		4,066,816
Selective Insurance Group	42,700	a	2,385,649
Sky Financial Group	94,500		2,231,145
StanCorp Financial Group	61,100		3,110,601
TCF Financial	81,700		2,160,965
Unitrin	55,900		2,436,681
WR Berkley	124,200		4,238,946
			78,578,932
Health Care—10.1%			
AmerisourceBergen	50,800		2,129,536
Beckman Coulter	89,800		4,988,390
Henry Schein	61,400	b	2,869,222
Hospira	56,300	b	2,417,522
IDEXX Laboratories	33,050	b	2,483,046
Invitrogen	55,600	b	3,673,492
King Pharmaceuticals	117,700	b	2,000,900
Kos Pharmaceuticals	33,800	b	1,271,556

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Laboratory Corp. of America Holdings	54,600	b	3,397,758
Magellan Health Services	69,900	b	3,167,169
MGI Pharma	109,000	b	2,343,500
Mine Safety Appliances	59,900	a	2,407,980
Pediatrix Medical Group	48,400	b	2,192,520
Sepracor	63,100	a,b	3,605,534
St. Jude Medical	51,100	b	1,656,662
United Therapeutics	25,600	b	1,478,912
Universal Health Services, Cl. B	64,100		3,221,666
			45,305,365
Industrial—15.0%			
Alliant Techsystems	35,800	b	2,733,330
Applied Industrial Technologies	104,100		2,530,671
CH Robinson Worldwide	112,500		5,996,250
Crane	68,000		2,828,800
Cummins	22,000		2,689,500
EGL	45,300	b	2,274,060
EMCOR Group	28,200	b	1,372,494
Expeditors International Washington	93,000		5,208,930
Florida Rock Industries	38,050		1,889,943
Flowserve	43,000	b	2,446,700
Genlyte Group	27,800	b	2,013,554
Graco	52,400		2,409,352
Granite Construction	31,600		1,430,532
Joy Global	37,250		1,940,353
Manpower	79,400		5,129,240
Monster Worldwide	35,400	b	1,510,164
NVR	3,475	a,b	1,707,094
Pacer International	69,800		2,274,084
Republic Services	96,100		3,876,674
Robert Half International	32,750		1,375,500
Ryder System	56,000		3,272,080
Teleflex	33,000		1,782,660
Texas Industries	36,900		1,959,390
Thomas & Betts	55,500	b	2,847,150

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Wabtec	36,500		1,365,100
Watsco	37,900		2,267,178
			67,130,783
Information Services—6.9%			
Catalina Marketing	69,700		1,983,662
CheckFree	38,300	b	1,898,148
ChoicePoint	63,300	b	2,644,041
Cognizant Technology Solutions, Cl. A	64,650	b	4,355,471
Corporate Executive Board	37,800		3,787,560
Emdeon	160,250	b	1,988,702
Equifax	71,200		2,445,008
Fair Isaac	69,600		2,527,176
Global Payments	52,900		2,568,295
John H. Harland	44,200		1,922,700
Washington Post, Cl. B	5,875		4,582,559
			30,703,322
Materials—6.9%			
Airgas	112,100		4,175,725
Ashland	43,200		2,881,440
Avery Dennison	45,800		2,659,148
Celanese, Ser. A	65,400		1,335,468
Commercial Metals	106,600		2,739,620
HB Fuller	44,400		1,934,508
Peabody Energy	150,700		8,401,525
Quanex	54,900		2,364,543
Temple-Inland	53,100		2,276,397
Universal Forest Products	30,500		1,913,265
			30,681,639
Oil & Gas Producers—8.4%			
Chesapeake Energy	103,050	a	3,117,262
Cimarex Energy	79,500		3,418,500
ENSCO International	91,100		4,192,422
Helmerich & Payne	68,900		4,151,914
Newfield Exploration	110,800	b	5,422,552
Oneok	51,300		1,746,252
Patterson-UTI Energy	100,600		2,847,986

Common Stocks (continued)	Shares		Value ($)
Oil & Gas Producers (continued)			
Pride International	135,300	b	4,225,419
Southwestern Energy	66,800	b	2,081,488
Superior Energy Services	70,300	a,b	2,383,170
Tesoro	26,500		1,970,540
Unit	39,400	a,b	2,241,466
			37,798,971
Technology—12.5%			
ADTRAN	84,100		1,886,363
Amphenol, Cl. A	69,000		3,861,240
Arrow Electronics	105,300	b	3,390,660
BEA Systems	150,900	b	1,975,281
Cadence Design Systems	188,800	b	3,237,920
CommScope	81,900	a,b	2,573,298
Harris	82,300		3,416,273
Imation	70,700		2,902,235
Lam Research	127,100	b	5,925,402
MEMC Electronic Materials	149,400	b	5,602,500
Microchip Technology	167,400	a	5,616,270
NCR	45,200	b	1,656,128
Novellus Systems	86,800	b	2,143,960
SanDisk	39,900	b	2,034,102
Sybase	158,300	b	3,071,020
Transaction Systems Architects	81,100	a,b	3,381,059
Western Digital	154,800	b	3,066,588
			55,740,299
Telecommunications—.5%			
NII Holdings	37,500	b	**2,114,250**
Utilities—6.3%			
AGL Resources	106,400		4,055,968
Allegheny Energy	67,400	b	2,498,518
Mirant	107,700	b	2,886,360
NRG Energy	54,300	b	2,616,174
OGE Energy	128,850		4,513,616
Pinnacle West Capital	67,000		2,673,970
UGI	110,600	a	2,722,972
WPS Resources	70,200		3,481,920

Common Stocks (continued)	Shares		Value ($)
Utilities (continued)			
Xcel Energy	141,300	a	2,710,134
			28,159,632
Total Common Stocks (cost $412,771,293)			**443,157,490**
Other Investment—1.4%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $6,429,000)	6,429,000	c	**6,429,000**
Investment of Cash Collateral for Securities Loaned—10.4%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund (cost $46,249,828)	46,249,828	c	**46,249,828**
Total Investments (cost $465,450,121)	**110.9%**		**495,836,318**
Liabilities, Less Cash and Receivables	**(10.9%)**		**(48,557,329)**
Net Assets	**100.0%**		**447,278,989**

[a] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $45,437,212 and the total market value of the collateral held by the portfolio is $46,249,828.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	17.6	Information Services	6.9
Industrial	15.0	Materials	6.9
Technology	12.5	Utilities	6.3
Money Market Investments	11.8	Consumer Goods	2.9
Consumer Cyclical	10.5	Consumer Staples	1.5
Health Care	10.1	Telecommunications	.5
Oil & Gas Producers	8.4		**110.9**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $45,437,212)—Note 1(b):		
Unaffiliated issuers	412,771,293	443,157,490
Affiliated issuers	52,678,828	52,678,828
Cash		52,678
Receivable for investment securities sold		5,771,117
Dividends and interest receivable		378,549
Receivable for shares of Beneficial Interest subscribed		16,211
Prepaid expenses		15,941
		502,070,814
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		299,618
Liability for securities on loan—Note 1(b)		46,249,828
Payable for investment securities purchased		7,953,418
Payable for shares of Beneficial Interest redeemed		242,241
Interest payable—Note 2		1,228
Accrued expenses		45,492
		54,791,825
Net Assets ($)		**447,278,989**
Composition of Net Assets ($):		
Paid-in capital		378,331,395
Accumulated undistributed investment income—net		1,005,585
Accumulated net realized gain (loss) on investments		37,555,812
Accumulated net unrealized appreciation (depreciation) on investments		30,386,197
Net Assets ($)		**447,278,989**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	358,267,493	89,011,496
Shares Outstanding	21,203,143	5,289,500
Net Asset Value Per Share ($)	**16.90**	**16.83**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	2,736,051
Affiliated issuers	70,780
Income from securities lending	27,574
Total Income	**2,834,405**
Expenses:	
Investment advisory fee—Note 3(a)	1,716,478
Distribution fees—Note 3(b)	113,851
Professional fees	33,440
Custodian fees—Note 3(b)	22,171
Prospectus and shareholders' reports	21,054
Trustees' fees and expenses—Note 3(c)	6,261
Interest expense—Note 2	2,566
Shareholder servicing costs—Note 3(b)	1,516
Registration fees	530
Miscellaneous	5,898
Total Expenses	**1,923,765**
Less—waiver of fees due to undertaking—Note 3(a)	(55,723)
Net Expenses	**1,868,042**
Investment Income—Net	**966,363**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	37,588,721
Net unrealized appreciation (depreciation) on investments	(17,167,279)
Net Realized and Unrealized Gain (Loss) on Investments	**20,421,442**
Net Increase in Net Assets Resulting from Operations	**21,387,805**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	966,363	1,678,973
Net realized gain (loss) on investments	37,588,721	72,458,985
Net unrealized appreciation (depreciation) on investments	(17,167,279)	(35,672,859)
Net Increase (Decrease) in Net Assets Resulting from Operations	**21,387,805**	**38,465,099**
Dividends to Shareholders from ($):		
Investment income—net:		
Initial shares	(1,362,755)	(105,741)
Service shares	(160,836)	—
Net realized gain on investments:		
Initial shares	(58,101,236)	(1,407,926)
Service shares	(14,498,194)	(339,127)
Total Dividends	**(74,123,021)**	**(1,852,794)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	15,290,607	33,046,475
Service shares	4,311,654	11,856,989
Dividends reinvested:		
Initial shares	59,463,991	1,513,667
Service shares	14,659,030	339,127
Cost of shares redeemed:		
Initial shares	(37,102,512)	(46,371,291)
Service shares	(8,661,927)	(11,602,504)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**47,960,843**	**(11,217,537)**
Total Increase (Decrease) in Net Assets	**(4,774,373)**	**25,394,768**
Net Assets ($):		
Beginning of Period	452,053,362	426,658,594
End of Period	**447,278,989**	**452,053,362**
Undistributed investment income—net	1,005,585	1,562,813

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Capital Share Transactions:		
Initial Shares		
Shares sold	847,927	1,864,146
Shares issued for dividends reinvested	3,435,239	87,850
Shares redeemed	(2,020,199)	(2,589,219)
Net Increase (Decrease) in Shares Outstanding	**2,262,967**	**(637,223)**
Service Shares		
Shares sold	233,300	668,722
Shares issued for dividends reinvested	849,799	19,751
Shares redeemed	(476,299)	(655,124)
Net Increase (Decrease) in Shares Outstanding	**606,800**	**33,349**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

Initial Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.15	17.62	15.82	12.04	13.80	14.29
Investment Operations:						
Investment income—net[a]	.04	.08	.07	.04	.04	.03
Net realized and unrealized gain (loss) on investments	.94	1.53	2.22	3.78	(1.76)	(.50)
Total from Investment Operations	.98	1.61	2.29	3.82	(1.72)	(.47)
Distributions:						
Dividends from investment income—net	(.07)	(.01)	(.07)	(.04)	(.04)	(.02)
Dividends from net realized gain on investments	(3.16)	(.07)	(.42)	–	–	–
Total Distributions	(3.23)	(.08)	(.49)	(.04)	(.04)	(.02)
Net asset value, end of period	16.90	19.15	17.62	15.82	12.04	13.80
Total Return (%)	4.71[b]	9.17	14.48	31.72	(12.49)	(3.26)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.39[b]	.79	.78	.82	.85	.89
Ratio of net expenses to average net assets	.39[b]	.79	.78	.82	.85	.89
Ratio of net investment income to average net assets	.22[b]	.43	.43	.32	.32	.24
Portfolio Turnover Rate	79.04[b]	99.27	79.75	74.15	69.15	76.37
Net Assets, end of period ($ x 1,000)	358,267	362,789	344,979	302,253	218,387	181,028

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Services Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	19.06	17.57	15.77	12.02	13.78	14.29
Investment Operations:						
Investment income—net[a]	.03	.04	.04	.02	.02	.01
Net realized and unrealized gain (loss) on investments	.94	1.52	2.21	3.75	(1.75)	(.50)
Total from Investment Operations	.97	1.56	2.25	3.77	(1.73)	(.49)
Distributions:						
Dividends from investment income—net	(.04)	–	(.03)	(.02)	(.03)	(.02)
Dividends from net realized gain on investments	(3.16)	(.07)	(.42)	–	–	–
Total Distributions	(3.20)	(.07)	(.45)	(.02)	(.03)	(.02)
Net asset value, end of period	16.83	19.06	17.57	15.77	12.02	13.78
Total Return (%)	4.63[b]	8.93	14.23	31.48	(12.64)	(3.36)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.52[b]	1.04	1.03	1.06	1.10	1.17
Ratio of net expenses to average net assets	.46[b]	1.00	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets	.16[b]	.22	.22	.12	.15	.07
Portfolio Turnover Rate	79.04[b]	99.27	79.75	74.15	69.15	76.37
Net Assets, end of period ($ x 1,000)	89,011	89,264	81,680	58,224	18,320	9,764

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the MidCap Stock Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide investment results that are greater than the total return performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $105,741 and long-term capital gains $1,747,053. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the line of credit during the period ended June 30, 2006, was approximately $93,000, with a related weighted average annualized interest rate of 5.57%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

The Manager had agreed, from January 1, 2006 to January 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1% of the value of the average daily net assets of their class. The Manager has agreed from February 1, 2006 to July 31, 2006, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of neither class, exclusive of certain expenses as described above, exceed .90% of the value of the average daily net assets of their class. During the period ended June 30, 2006, the Manager waived receipt of fees of $55,723, pursuant to the undertakings.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $113,851 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $410 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $22,171 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $267,390, Rule 12b-1 distribution plan fees $17,878, custodian fees $17,990, chief compliance officer fees $1,926 and transfer agency per account fees $192, which are offset against an expense reimbursement currently in effect in the amount of $5,758.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2006, amounted to $361,463,774 and $380,587,435, respectively.

At June 30, 2006, accumulated net unrealized appreciation on investments was $30,386,197, consisting of $43,454,321 gross unrealized appreciation and $13,068,124 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE PORTFOLIO'S INVESTMENT ADVISORY AGREEMENT (Unaudited)

At a meeting of the Board of Trustees of Dreyfus Investment Portfolios (the "Company") held on January 26, 2006, the Board considered the re-approval, through its annual renewal date of August 31, 2006, of the portfolio's Investment Advisory Agreement, pursuant to which The Dreyfus Corporation (the "Manager") provides the portfolio with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Portfolio. The Board members considered information previously provided to them in a presentation from representatives of the Manager at the July 12-13, 2005 Board meeting (the "July Meeting") regarding services provided to the portfolio and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the portfolio pursuant to the portfolio's Investment Advisory Agreement. The Manager's representatives reviewed the portfolio's distribution of accounts and the Board members also referenced information provided and discussions at the July Meeting regarding the relationships the Manager has with various intermediaries and the different needs of each. The Board members noted that the portfolio's shares are offered only to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the portfolio. The Board also reviewed the number of shareholder accounts in the portfolio, as well as the portfolio's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day portfolio operations, including portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Portfolio's Performance, Investment Advisory Fee and Expense Ratios. The Board members reviewed the portfolio's performance, advisory fee and expense ratios and placed significant emphasis on comparisons to two groups of comparable funds and to Lipper averages (with respect to performance only). The Manager's representatives advised the Board members that the first comparison group of funds includes funds in the applicable Lipper category that are not subject to a Rule 12b-1 plan (collectively, "Comparison Group I") and that the second comparison group of funds includes funds in the applicable Lipper category that are subject to a Rule 12b-1 plan (collectively, "Comparison Group II"). Each group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the portfolio. The Board members did not rely on comparisons to Lipper averages with respect to the portfolio's expense ratios because the average expense ratio of the applicable Lipper category for variable insurance products reflects not only expenses of mutual funds offered to fund variable annuity contracts and variable life insurance policies but also expenses of the separate accounts in which this type of mutual fund is offered.

The Board members discussed the results of the comparisons for various periods ended November 30, 2005, and it was noted that the total return performance of the portfolio's Initial shares (which are not subject to a Rule 12b-1 plan) was below the averages of Comparison Group I for the one-, three- and five-year periods, and that the total return performance of the portfolio's Service shares (which are subject to a Rule 12b-1 plan) was below the averages of Comparison Group II for the one- and three-year periods and was above the average of Comparison Group II for the five-year period. It was noted that the five-year total return performance of the portfolio's Service shares reflects the performance of the portfolio's Initial shares prior to December 31, 2000 (at which time the portfolio began offering Service shares) and reflects the performance of the portfolio's Service shares thereafter. The Board members noted that the portfolio's performance was improving and that the Manager had reassessed the factors included in the model used for selecting stocks for the portfolio. The Board noted that the total return performance of the portfolio's Initial shares and Service shares was below the Comparison Group I and Comparison Group II Lipper category averages, respectively, for the one-, three- and five-year periods.

The Board members also discussed the portfolio's expense ratios, noting that the expense ratio of the portfolio's Initial shares was lower than the average expense ratio of Comparison Group I and that the current fee waiver and expense reimbursement arrangement undertaken by the Manager had caused the expense ratio of the portfolio's Service shares to be comparable to the average expense ratio of Comparison Group II. The Board reviewed the range of management fees in each comparison group, noting several funds having the same or higher management fees than the portfolio. The Board members also considered the Manager's contractual undertaking for the portfolio in effect through December 31, 2006. They requested that the Manager waive additional amounts with respect to the portfolio, until July 31, 2006, so that the expenses of neither class of the portfolio's shares (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) exceed 0.90% (versus 1.00% under the former waiver), and the Manager agreed to that request.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (the "Similar Funds"), and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the portfolio (collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the portfolio. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds generally had management fees that were comparable to the fee borne by the portfolio or reflected the pricing of a "unitary fee" fund or a fund that imposes a separate administration fee. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the portfolio's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the portfolio. The Board members evaluated the analysis in light of the relevant circumstances for the portfolio, and the extent to which economies of scale would be realized as the portfolio grows and whether fee levels reflect these economies of scale for the benefit of portfolio investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the portfolio, including soft dollar arrangements with respect to trading the portfolio's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the portfolio as part of their evaluation of whether the fee under the Investment Advisory Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a portfolio's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the portfolio was not unreasonable given the portfolio's overall performance and generally superior service levels provided. The Board also noted the current fee waiver and expense reimbursement arrangement and its effect on the profitability of the Manager.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the portfolio's Investment Advisory Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the portfolio.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the portfolio are adequate and appropriate.
- While the Board was concerned with the portfolio's total return performance, the Board members noted that the portfolio's short-term performance is improving and the Manager had reassessed the factors included in the model used for selecting stocks for the portfolio.
- The Board concluded that the fee paid to the Manager by the portfolio was reasonable in light of the services provided, comparative performance and expense and advisory fee information, including the Manager's undertaking to waive or reimburse certain fees and expenses, particularly given the Manager's increase in the amount of the waiver pertaining to the portfolio, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the portfolio.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the portfolio had been adequately considered by the Manager in connection with the advisory fee rate charged to the portfolio, and that, to the extent in the future it were determined that material economies of scale had not been shared with the portfolio, the Board would seek to have those economies of scale shared with the portfolio.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the portfolio's Investment Advisory Agreement was in the best interests of the portfolio and its shareholders and that the Investment Advisory Agreement would be renewed through its annual renewal date of August 31, 2006.

NOTES

For More Information

Dreyfus
Investment Portfolios,
MidCap Stock Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0174SA0606

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio

SEMIANNUAL REPORT June 30, 2006


Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Thomas Durante, CFA, Portfolio Manager

How did Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio perform relative to its benchmark?

For the six-month period ended June 30, 2006, the portfolio's Service shares produced a total return of 7.46%.[1] In comparison, the Standard & Poor's SmallCap 600 Index ("S&P 600 Index"), the portfolio's benchmark, produced a 7.70% return for the same period.[2,3]

While a growing economy and rising corporate profits helped small-cap stocks produce generally positive results in the early part of the reporting period, stock prices generally fell sharply in May and June due to mounting concerns regarding a potential economic slowdown in the United States. The difference in returns between the portfolio and the S&P 600 Index was primarily due to the portfolio's expenses, sampling strategy and transaction costs.

What is the portfolio's investment approach?

The portfolio seeks to match the total return of the S&P 600 Index. To pursue this goal, the portfolio invests in a representative sample of stocks included in the S&P 600 Index and in futures whose performance is related to the S&P 600 Index.

The portfolio's investments are selected by a "sampling" process based on market capitalization, industry representation and other means. By using this sampling process, the portfolio typically will not invest in all 600 stocks in the S&P 600 Index. However, at times, the portfolio may be fully invested in all of the stocks that comprise the S&P 600 Index. Under these circumstances, the portfolio maintains approximately the same weighting for each stock as the S&P 600 Index does.

The S&P 600 Index is composed of 600 domestic stocks with market capitalizations ranging between approximately $40 million and approximately $5.2 billion, depending on S&P 600 Index composition. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the S&P 600 Index than smaller ones. The portfolio may also invest in stock futures as a substitute for the sale or purchase of securities.

What other factors influenced the portfolio's performance?

Over the first four months of the reporting period, small-cap stocks posted generally positive returns due to a growing U.S. economy, rising corporate earnings, a stronger labor market and persistently low inflation. Even higher fuel and borrowing costs failed to dampen investor confidence.

However, beginning in May, the U.S. equity markets sold off sharply due to renewed concerns over mounting inflationary pressures, rising short-term interest rates, moderating growth in consumer spending and a housing-market slowdown. During the downturn, investors shed what they perceived to be riskier investments, including some formerly high-flying small-cap stocks. Instead, investors shifted their attention to larger, better known businesses that offered the potential for more consistent growth rates under a variety of economic conditions. While declines in small-cap stocks in May and June hindered the portfolio's performance, they were not enough to offset earlier gains achieved by the S&P 600 Index.

Energy stocks posted some of the S&P 600 Index's stronger gains for the reporting period, as rising global demand for crude oil and natural gas drove energy-related commodity prices to record levels. What's more, many small-cap energy companies benefited from mergers or acquisitions by larger-cap energy companies seeking to integrate and expand their operations. Smaller energy companies also benefited from contracts to repair damage to oil production and refining facilities in the aftermath of the 2005 Gulf Coast hurricanes.

Gains for the S&P 600 Index were particularly robust in the producer goods sector, which was driven higher by intensifying global demand for heavy machinery, industrial parts, chemicals, metals, construction and freight services. Stocks of steel producers advanced especially strongly due to surging industrial demand from China and India and the benefits of industry consolidation. Within the financials sector, the S&P 600 Index gained value on the strength of real estate investment trusts (REITs). Many of these stocks performed well due to robust commercial real estate and rental apartment markets, despite a slow-down in sales of single-family homes.

On the other hand, stocks of many of the home builders in the S&P 600 Index, already hurt by the housing slowdown and higher interest rates, fell sharply during the market correction. Companies that targeted more expensive, higher-end homes were particularly hard-hit. A number of software companies also detracted from the market's performance, primarily due to delays in security-related updates and new video game products. Some computer hardware manufacturers also suffered due to generally lackluster customer demand. Finally, several health care-related technology firms posted negative absolute returns, including companies that manage pharmaceutical sales, track clinical systems, file regulatory information and record patients' medical data.

What is the portfolio's current strategy?

Our strategy is to attempt to replicate the returns of the small-cap market as represented by the S&P 600 Index. Accordingly, the percentages of the portfolio's assets invested in each market sector closely approximate its representation in the S&P 600 Index.

July 17, 2006

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns. Return figures provided reflect the absorption of certain portfolio expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the portfolio's returns would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

3 *"Standard & Poor's®," "S&P®," "S&P SmallCap 600" and "Standard & Poor's SmallCap 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the portfolio. The portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the portfolio.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

Expenses paid per $1,000†	$ 3.09
Ending value (after expenses)	$1,074.60

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

Expenses paid per $1,000†	$ 3.01
Ending value (after expenses)	$1,021.82

† *Expenses are equal to the portfolio's annualized expense ratio of .60% multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—99.8%	Shares		Value ($)
Consumer Discretionary—14.9%			
4Kids Entertainment	9,100	[a]	147,511
Aaron Rents	36,800		989,184
ADVO	25,850		636,168
Arbitron	25,500	[b]	977,415
Arctic Cat	11,200		218,512
Ashworth	6,900	[a]	62,100
Audiovox, Cl. A	14,500	[a,b]	198,070
Aztar	29,300	[a]	1,522,428
Bally Total Fitness Holding	23,400	[a,b]	158,652
Bassett Furniture Industries	7,700		142,527
Brown Shoe	24,850		846,888
Building Material Holding	26,300	[b]	732,981
Cato, Cl. A	28,450		735,432
CEC Entertainment	27,750	[a,b]	891,330
Champion Enterprises	61,300	[a]	676,752
Children's Place Retail Stores	18,200	[a,b]	1,092,910
Christopher & Banks	29,350		851,150
Coachmen Industries	9,300	[b]	111,042
Cost Plus	13,100	[a,b]	192,046
CPI	4,000		122,800
Deckers Outdoor	9,300	[a]	358,608
Dress Barn	38,000	[a,b]	963,300
Drew Industries	11,200	[a]	362,880
Ethan Allen Interiors	27,300	[b]	997,815
Finish Line, Cl. A	31,300		370,279
Fleetwood Enterprises	50,900	[a]	383,786
Fossil	39,000	[a]	702,390
Fred's	34,100		455,235
Genesco	21,300	[a,b]	721,431
Group 1 Automotive	19,600		1,104,264
Guitar Center	20,700	[a]	920,529
Gymboree	26,200	[a]	910,712
Hancock Fabrics/DE	3,600		12,024
Haverty Furniture Cos.	19,200		301,248
Hibbett Sporting Goods	30,400	[a]	726,560
HOT Topic	30,770	[a]	354,163

Common Stocks (continued)	Shares		Value ($)
Consumer Discretionary (continued)			
IHOP	16,300		783,704
Interface, Cl. A	36,300	a	415,635
Jack in the Box	29,500	a	1,156,400
Jakks Pacific	21,600	a,b	433,944
Jo-Ann Stores	12,125	a,b	177,631
Jos A Bank Clothiers	10,775	a,b	258,169
K-Swiss, Cl. A	21,600		576,720
K2	36,100	a	394,934
Kellwood	22,100		646,867
La-Z-Boy	41,000	b	574,000
Landry's Restaurants	12,700		412,115
Lenox Group	11,300	a	80,117
Libbey	9,500		69,825
Live Nation	53,800	a	1,095,368
LKQ	38,300	a	727,700
Lone Star Steakhouse & Saloon	16,300		427,549
M/I Homes	7,700		270,116
Marcus	17,800		371,664
MarineMax	13,600	a,b	356,728
Men's Wearhouse	43,600		1,321,080
Meritage Homes	17,600	a,b	831,600
Midas	9,500	a	174,800
Monaco Coach	22,100	b	280,670
Multimedia Games	24,700	a	250,211
National Presto Industries	1,600		83,648
Nautilus	24,900	b	391,179
NVR	4,100	a	2,014,125
O'Charleys	19,900	a,b	338,300
Oxford Industries	10,900		429,569
Panera Bread, Cl. A	25,100	a	1,687,724
Papa John's International	22,100	a	733,720
PEP Boys-Manny Moe & Jack	37,500		439,875
PetMed Express	17,900	a,b	196,363
PF Chang's China Bistro	19,900	a,b	756,598
Phillips-Van Heusen	40,800		1,556,928
Pinnacle Entertainment	36,600	a	1,121,790

Common Stocks (continued)	Shares		Value ($)
Consumer Discretionary (continued)			
Polaris Industries	34,500	b	1,493,850
Pool	43,925		1,916,448
Pre-Paid Legal Services	10,100	b	348,450
Quiksilver	91,000	a	1,108,380
Radio One, Cl. D	60,200	a	445,480
Rare Hospitality International	27,450	a	789,462
Red Robin Gourmet Burgers	10,900	a,b	463,904
Russ Berrie & Co.	9,800	a	120,148
Russell	24,100		437,656
Ryan's Restaurant Group	33,900	a	403,749
Select Comfort	45,950	a,b	1,055,471
Shuffle Master	27,850	a,b	912,923
Skechers U.S.A., Cl. A	21,600	a	520,776
Skyline	6,200		265,236
Sonic	70,575	a	1,467,254
Sonic Automotive	26,000		576,680
Stage Stores	20,200		666,600
Stamps.com	15,000	a,b	417,300
Standard Motor Products	5,000	b	41,700
Standard-Pacific	52,700		1,354,390
Steak n Shake	21,200	a	320,968
Stein Mart	25,000		370,000
Stride Rite	31,500		415,485
Sturm Ruger & Co.	13,400	b	83,750
Superior Industries International	16,700	b	305,443
Too	27,600	a	1,059,564
Tractor Supply	27,700	a	1,530,979
Triarc Cos., Cl. B	48,800	b	762,744
Tuesday Morning	19,100	b	251,165
Universal Technical Institute	17,400	a	383,148
Vertrue	9,300	a	400,179
Winnebago Industries	27,400	b	850,496
WMS Industries	17,800	a,b	487,542
Wolverine World Wide	47,900		1,117,507
Zale	38,900	a	937,101
			66,870,416

Common Stocks (continued)	Shares		Value ($)
Consumer Staples—4.1%			
Alliance One International	59,400		263,736
American Italian Pasta, Cl. A	18,100	b	154,936
Casey's General Stores	43,400	b	1,085,434
Corn Products International	59,700		1,826,820
Delta & Pine Land	30,600		899,640
Flowers Foods	43,000		1,231,520
Great Atlantic & Pacific Tea	13,200		299,904
Hain Celestial Group	30,200	a	777,952
Hansen Natural	10,600	a	2,017,922
J & J Snack Foods	12,900		426,603
Lance	23,300		536,366
Longs Drug Stores	24,200		1,104,004
Nash Finch	12,000	b	255,480
NBTY	46,300	a	1,107,033
Peet's Coffee & Tea	9,000	a,b	271,710
Performance Food Group	31,700	a,b	963,046
Playtex Products	50,800	a,b	529,844
Ralcorp Holdings	21,600	a	918,648
RC2	16,000	a	618,560
Sanderson Farms	10,500		293,895
Spectrum Brands	26,300	a,b	339,796
TreeHouse Foods	26,000	a	621,140
United Natural Foods	31,400	a	1,036,828
USANA Health Sciences	9,100	a,b	344,890
WD-40	14,800		496,836
			18,422,543
Energy—9.0%			
Atwood Oceanics	21,200	a	1,051,520
Bristow Group	18,300	a,b	658,800
Cabot Oil & Gas	38,500		1,886,500
CARBO Ceramics	14,400		707,472
Cimarex Energy	67,900		2,919,700
Dril-Quip	6,600	a	544,104
Frontier Oil	93,800		3,039,120
Helix Energy Solutions Group	68,800	a	2,776,768
Hydril	15,400	a	1,209,208
Input/Output	57,000	a,b	538,650

Common Stocks (continued)	Shares		Value ($)
Energy (continued)			
Lone Star Technologies	23,400	a	1,264,068
Lufkin Industries	11,500		683,445
Massey Energy	65,900	b	2,372,400
Maverick Tube	30,400	a,b	1,920,976
NS Group	19,100	a	1,052,028
Oceaneering International	46,600	a	2,136,610
Penn Virginia	14,100		985,308
Petroleum Development	13,100	a	493,870
Remington Oil & Gas	20,300	a	892,591
SEACOR Holdings	16,400	a	1,346,440
St. Mary Land & Exploration	44,800	b	1,803,200
Stone Energy	20,800	a	968,240
Swift Energy	25,000	a	1,073,250
Tetra Technologies	58,200	a	1,762,878
Unit	39,100	a	2,224,399
Veritas DGC	29,300	a	1,511,294
W-H Energy Services	24,200	a	1,230,086
World Fuel Services	22,600		1,032,594
			40,085,519
Financial—15.8%			
Acadia Realty Trust	22,500		532,125
Anchor Bancorp Wisconsin	15,400	b	464,618
Bank Mutual	46,200		564,564
BankAtlantic Bancorp, Cl. A	34,000		504,560
BankUnited Financial, Cl. A	29,000		885,080
Boston Private Financial Holdings	28,600	b	797,940
Brookline Bancorp	46,400	b	638,928
Cash America International	25,000		800,000
Central Pacific Financial	25,000		967,500
Chittenden	39,225		1,013,966
Colonial Properties Trust	37,800	b	1,867,320
Community Bank System	25,200		508,284
Delphi Financial Group, Cl. A	35,100		1,276,236
Dime Community Bancshares	18,000		244,260
Downey Financial	17,800		1,207,730
East West Bancorp	48,900		1,853,799
EastGroup Properties	18,100		844,908

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Entertainment Properties Trust	23,300	1,003,065
Essex Property Trust	18,100	2,021,046
Fidelity Bankshares	16,800	534,576
Financial Federal	21,950	610,429
First Bancorp/Puerto Rico	68,700	638,910
First Commonwealth Financial	55,200 [b]	701,040
First Indiana	9,700	252,491
First Midwest Bancorp/IL	39,500	1,464,660
First Republic Bank/San Francisco, CA	18,900	865,620
FirstFed Financial	15,000 [a,b]	865,050
Flagstar Bancorp	26,600 [b]	424,536
Franklin Bank/Houston, TX	19,000 [a]	383,610
Fremont General	56,300 [b]	1,044,928
Glacier Bancorp	23,600	690,772
Glenborough Realty Trust	23,900	514,806
Hanmi Financial	34,500 [b]	670,680
Harbor Florida Bancshares	16,000	594,240
Hilb, Rogal & Hobbs	27,300	1,017,471
Independent Bank/MI	15,400	405,020
Infinity Property & Casualty	17,900	733,900
Investment Technology Group	34,400 [a]	1,749,584
Irwin Financial	15,400	298,606
Kilroy Realty	24,200	1,748,450
LaBranche & Co.	53,400 [a,b]	646,674
LandAmerica Financial Group	15,500	1,001,300
Lexington Corporate Properties Trust	43,200 [b]	933,120
LTC Properties	17,600	393,360
MAF Bancorp	22,400 [b]	959,616
Nara Bancorp	19,600 [b]	367,500
National Retail Properties	46,000	917,700
New Century Financial	47,650 [b]	2,179,988
Parkway Properties/Md	12,700 [b]	577,850
Philadelphia Consolidated Holding	43,900 [a]	1,332,804
Piper Jaffray Cos.	17,000 [a]	1,040,570
Portfolio Recovery Associates	12,400 [a,b]	566,680
Presidential Life	19,200	471,936
PrivateBancorp	13,200 [b]	546,612

Common Stocks (continued)	Shares		Value ($)
Financial (continued)			
ProAssurance	24,900	a	1,199,682
Prosperity Bancshares	18,100	b	595,309
Provident Bankshares	25,900		942,501
Republic Bancorp/MI	63,503		786,802
Rewards Network	20,900	a	170,753
RLI	18,000		867,240
Safety Insurance Group	12,200		580,110
Selective Insurance Group	23,600	b	1,318,532
Shurgard Storage Centers, Cl. A	37,600		2,350,000
South Financial Group	58,500		1,544,985
Sovran Self Storage	15,600	b	792,324
Sterling Bancorp/NY	14,300		278,850
Sterling Bancshares/TX	39,200		735,000
Sterling Financial/WA	27,780	b	847,568
Stewart Information Services	16,600		602,746
Susquehanna Bancshares	46,300		1,106,570
SWS Group	12,800		308,736
TradeStation Group	16,200	a	205,254
Trustco Bank NY	59,700	b	657,894
UCBH Holdings	72,900		1,205,766
Umpqua Holdings	47,000	b	1,205,550
United Bankshares	28,800		1,054,944
United Fire & Casualty	14,100	b	424,833
Whitney Holding	54,600		1,931,202
Wilshire Bancorp	12,400	b	223,448
Wintrust Financial	20,000		1,017,000
World Acceptance	13,700	a	486,624
Zenith National Insurance	32,200	b	1,277,374
			70,858,615
Health Care—11.9%			
Alpharma, Cl. A	37,100		891,884
Amedisys	12,500	a,b	473,750
American Medical Systems Holdings	58,000	a	965,700
AMERIGROUP	43,600	a	1,353,344
Amsurg	25,150	a	572,162
Analogic	10,400		484,744
ArQule	28,000	a	157,920

Common Stocks (continued)	Shares	Value ($)
Health Care (continued)		
ArthroCare	20,500 [a]	861,205
BIOLASE Technology	10,400 [b]	87,360
Biosite	14,500 [a]	662,070
Bradley Pharmaceuticals	14,200 [a,b]	144,840
Cambrex	21,900	456,177
Centene	33,100 [a]	778,843
Cerner	51,900 [a,b]	1,926,009
Chemed	20,600	1,123,318
CNS	13,800	338,100
Conmed	23,000 [a]	476,100
Connetics	23,200 [a,b]	272,832
Cooper Cos.	35,500	1,572,295
Cross Country Healthcare	15,900 [a,b]	289,221
Cyberonics	15,700 [a,b]	334,724
Datascope	12,000	370,080
Dendrite International	35,300 [a]	326,172
Diagnostic Products	19,100	1,111,047
Dionex	16,100 [a]	880,026
DJO	17,800 [a]	655,574
Enzo Biochem	25,266 [a]	381,011
Genesis HealthCare	15,700 [a]	743,709
Gentiva Health Services	23,000 [a]	368,690
Greatbatch	18,800 [a]	443,680
Haemonetics/Mass	22,000 [a]	1,023,220
Healthways	28,100 [a]	1,479,184
Hologic	37,000 [a]	1,826,320
Hooper Holmes	49,700	151,585
ICU Medical	12,000 [a]	506,880
IDEXX Laboratories	26,600 [a]	1,998,458
Immucor	56,425 [a]	1,085,053
Integra LifeSciences Holdings	14,300 [a]	554,983
Intermagnetics General	28,900 [a]	779,722
Invacare	27,300	679,224
inVentiv Health	22,300 [a]	641,794
Kendle International	10,000 [a]	367,300
Kensey Nash	8,000 [a,b]	236,000
Laserscope	13,700 [a]	422,097

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
LCA-Vision	16,950	b	896,824
Matria Healthcare	15,600	a,b	334,152
Mentor	30,300		1,318,050
Merit Medical Systems	19,900	a	273,824
MGI Pharma	62,400	a	1,341,600
Noven Pharmaceuticals	17,000	a	304,300
Odyssey HealthCare	30,200	a	530,614
Osteotech	13,600	a	54,944
Owens & Minor	33,600	b	960,960
Parexel International	22,100	a	637,585
Pediatrix Medical Group	40,400	a	1,830,120
Per-Se Technologies	27,550	a	693,709
PolyMedica	17,700		636,492
Possis Medical	17,200	a	151,532
Regeneron Pharmaceuticals	34,700	a	444,854
RehabCare Group	12,900	a	224,202
Resmed	61,100	a	2,868,645
Respironics	59,300	a	2,029,246
Savient Pharmaceuticals	49,300	a	258,825
Sciele Pharma	23,200	a,b	538,008
SFBC International	14,200	a	215,272
Sierra Health Services	43,200	a	1,945,296
Sunrise Senior Living	33,800	a	934,570
SurModics	14,400	a,b	519,984
Theragenics	29,700	a	101,277
United Surgical Partners International	35,850	a	1,078,009
Viasys Healthcare	25,400	a	650,240
Vital Signs	6,300		312,039
			53,339,580
Industrial—17.6%			
AAR	27,100	a	602,433
ABM Industries	30,800		526,680
Acuity Brands	36,500		1,420,215
Administaff	21,700		777,077
Albany International, Cl. A	24,900		1,055,511
Angelica	5,300	b	92,962
AO Smith	18,300		848,388

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Apogee Enterprises	21,000		308,700
Applied Industrial Technologies	32,550		791,291
Applied Signal Technology	9,600		163,584
Arkansas Best	23,200		1,164,872
Armor Holdings	25,000	a	1,370,750
Astec Industries	14,800	a	504,976
ASV	12,700	a,b	292,608
Baldor Electric	22,700	b	710,283
Barnes Group	30,000		598,500
Bowne & Co.	24,300		347,490
Brady, Cl. A	41,600	b	1,532,544
Briggs & Stratton	39,800	b	1,238,178
C & D Technologies	13,600	b	102,272
CDI	10,500		304,500
Central Parking	13,500	b	216,000
Ceradyne	21,650	a,b	1,071,458
Clarcor	41,800		1,245,222
Coinstar	22,300	a,b	533,862
Consolidated Graphics	10,400	a,b	541,424
Cubic	12,500	b	245,125
Curtiss-Wright	34,000		1,049,920
EDO	11,000	b	267,740
EGL	28,000	a	1,405,600
ElkCorp	14,100		391,557
EMCOR Group	25,800	a	1,255,686
EnPro Industries	18,200	a	611,520
Esterline Technologies	22,200	a	923,298
Forward Air	24,300		989,739
Frontier Airlines Holdings	22,200	a,b	160,062
G & K Services, Cl. A	16,600		569,380
Gardner Denver	41,400	a	1,593,900
GenCorp	40,000	a,b	641,200
Griffon	19,700	a	514,170
Healthcare Services Group	25,750		539,463
Heartland Express	49,966		893,892
Heidrick & Struggles International	14,600	a,b	494,064
HUB Group, Cl. A	37,500	a	919,875

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
IDEX	43,000		2,029,600
Insituform Technologies, Cl. A	19,700	a	450,933
JLG Industries	85,800		1,930,500
John H. Harland	24,200		1,052,700
Kaman	22,400		407,680
Kansas City Southern	58,500	a,b	1,620,450
Kaydon	23,900		891,709
Kirby	42,500	a	1,678,750
Knight Transportation	42,275		853,955
Labor Ready	46,400	a	1,050,960
Landstar System	46,700		2,205,641
Lawson Products	3,900	b	153,738
Lennox International	47,700		1,263,096
Lindsay Manufacturing	10,800	b	292,896
Lydall	12,000	a	110,640
Manitowoc	51,800		2,305,100
Mesa Air Group	31,300	a	308,305
Mobile Mini	27,000	a	790,020
Moog, Cl. A	30,350	a,b	1,038,577
Mueller Industries	30,900		1,020,627
NCI Building Systems	17,200	a	914,524
NCO Group	24,100	a	637,204
Old Dominion Freight Line	23,050	a	866,450
Regal-Beloit	24,800		1,094,920
Robbins & Myers	9,500		248,330
School Specialty	17,400	a,b	554,190
Shaw Group	63,500	a	1,765,300
Simpson Manufacturing	29,800	b	1,074,290
Skywest	49,100		1,217,680
SourceCorp	13,700	a	339,623
Spherion	55,300	a	504,336
Standard Register	10,300		122,055
Standex International	9,200		279,220
Teledyne Technologies	29,500	a	966,420
Tetra Tech	46,600	a	826,684
Toro	36,100		1,685,870
Tredegar	19,900		314,818

Common Stocks (continued)	Shares		Value ($)
Industrial (continued)			
Triumph Group	13,300	a	638,400
United Stationers	28,600	a	1,410,552
Universal Forest Products	14,900		934,677
URS	36,000	a	1,512,000
Valmont Industries	14,700		683,403
Viad	17,100		535,230
Vicor	13,400		222,038
Volt Information Sciences	8,300	a	386,780
Wabash National	24,200	b	371,712
Waste Connections	36,250	a	1,319,500
Watsco	19,800		1,184,436
Watson Wyatt Worldwide, Cl. A	36,300		1,275,582
Watts Water Technologies, Cl. A	19,400	b	650,870
Wolverine Tube	1,200	a,b	4,404
Woodward Governor	23,900		729,189
			78,554,535
Information Technology—16.4%			
Actel	18,700	a	268,345
Adaptec	87,600	a,b	380,184
Advanced Energy Industries	21,600	a	285,984
Aeroflex	61,300	a	715,371
Agilysys	28,300		509,400
Altiris	18,400	a,b	331,936
Anixter International	27,500	b	1,305,150
Ansys	33,800	a	1,616,316
ATMI	30,600	a	753,372
Avid Technology	33,867	a	1,128,787
Axcelis Technologies	76,900	a	453,710
Bankrate	9,000	a	339,840
Bel Fuse, Cl. B	10,700	b	351,067
Belden CDT	34,800		1,150,140
Bell Microproducts	22,100	a,b	119,782
Benchmark Electronics	52,250	a	1,260,270
Black Box	13,700		525,121
Blue Coat Systems	11,700	a,b	197,262
Brightpoint	40,800	a	552,024
Brooks Automation	57,512	a	678,642

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
C-COR	27,900 [a]	215,388
CACI International, Cl. A	24,100 [a]	1,405,753
Captaris	18,000 [a]	83,700
Carreker	15,900 [a]	113,685
Catapult Communications	7,400 [a]	80,660
Checkpoint Systems	31,800 [a,b]	706,278
CIBER	38,000 [a,b]	250,420
Cognex	37,000	963,110
Coherent	26,700 [a]	900,591
Cohu	19,000 [b]	333,450
Comtech Telecommunications	17,000 [a,b]	497,590
CTS	30,600	455,634
Cymer	29,600 [a]	1,375,216
Daktronics	25,200	727,524
Digi International	17,200 [a]	215,516
Digital Insight	29,300 [a]	1,004,697
Diodes	18,100 [a]	750,064
Ditech Networks	22,700 [a]	197,944
DSP Group	24,400 [a]	606,340
eFunds	34,500 [a]	760,725
Electro Scientific Industries	22,500 [a]	404,775
Epicor Software	43,400 [a]	457,002
EPIQ Systems	12,600 [a,b]	209,664
ESS Technology	24,000 [a]	51,840
Exar	28,500 [a]	378,195
Factset Research Systems	28,600	1,352,780
FEI	17,100 [a,b]	387,828
Filenet	35,500 [a,b]	956,015
Flir Systems	56,600 [a,b]	1,248,596
Gerber Scientific	16,800 [a]	218,568
Gevity HR	20,100	533,655
Global Imaging Systems	19,800 [a,b]	817,344
Global Payments	56,400	2,738,220
Harmonic	46,800 [a,b]	209,664
Hutchinson Technology	18,800 [a]	406,644
Hyperion Solutions	49,000 [a]	1,352,400
InfoSpace	21,600 [a]	489,672

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Insight Enterprises	37,500 [a]	714,375
Inter-Tel	17,300	364,338
Internet Security Systems	30,400 [a]	573,040
Itron	21,200 [a]	1,256,312
j2 Global Communications	43,400 [a,b]	1,354,948
JDA Software Group	24,200 [a]	339,526
Keane	32,800 [a]	410,000
Keithley Instruments	13,900	176,947
Komag	27,200 [a,b]	1,256,096
Kopin	57,400 [a]	207,214
Kronos/MA	25,100 [a,b]	908,871
Kulicke & Soffa Industries	38,200 [a]	283,062
Littelfuse	18,100 [a]	622,278
LoJack	16,500 [a,b]	311,190
Manhattan Associates	23,300 [a]	472,757
Mantech International, Cl. A	14,800 [a]	456,728
MapInfo	17,300 [a]	225,765
MAXIMUS	15,100	349,565
Mercury Computer Systems	14,400 [a]	221,616
Methode Electronics	32,700	343,677
Micros Systems	31,300 [a,b]	1,367,184
Microsemi	57,800 [a]	1,409,164
MIVA	8,100 [a]	32,805
MRO Software	18,600 [a]	373,302
MTS Systems	17,600 [b]	695,376
Napster	24,200 [a]	74,536
Neoware	16,400 [a]	201,556
Netgear	27,000 [a,b]	584,550
Network Equipment Technologies	9,600 [a]	30,144
Novatel Wireless	18,900 [a,b]	196,182
Open Solutions	16,800 [a]	447,048
Park Electrochemical	19,800	509,850
Paxar	27,300 [a]	561,561
PC-Tel	7,600 [a]	64,904
Pericom Semiconductor	17,200 [a]	142,760
Phoenix Technologies	11,300 [a]	54,353

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Photronics	35,200 [a]	520,960
Photon Dynamics	8,400 [a]	105,168
Planar Systems	19,000 [a,b]	228,760
Power Integrations	23,800 [a]	416,024
Progress Software	32,500 [a]	760,825
Quality Systems	14,200	522,844
Radiant Systems	19,700 [a]	208,229
Radisys	17,100 [a]	375,516
Rogers	13,600 [a]	766,224
Rudolph Technologies	15,300 [a]	221,850
Scansource	21,500 [a]	630,380
Secure Computing	43,000 [a]	369,800
Skyworks Solutions	132,000 [a]	727,320
Sonic Solutions	19,800 [a]	326,700
SPSS	15,000 [a]	482,100
Standard Microsystems	18,200 [a]	397,306
Startek	9,700	145,015
Supertex	10,400 [a,b]	415,376
Symmetricom	33,600 [a]	237,552
Synaptics	20,800 [a,b]	445,120
Take-Two Interactive Software	51,000 [a,b]	543,660
TALX	24,550	536,909
Technitrol	33,500	775,525
THQ	50,250 [a,b]	1,085,400
Tollgrade Communications	12,300 [a]	119,310
Trimble Navigation	44,900 [a]	2,004,336
Ultratech	14,300 [a]	225,082
United Online	53,700	644,400
Varian Semiconductor Equipment Associates	46,650 [a]	1,521,257
Veeco Instruments	20,600 [a]	491,104
ViaSat	19,000 [a]	487,920
WebEx Communications	28,500 [a]	1,012,890
Websense	41,800 [a]	858,572
X-Rite	14,100	154,959
		73,137,823

Common Stocks (continued)	Shares	Value ($)
Materials—5.2%		
Aleris International	24,765 [a]	1,135,475
AM Castle & Co.	8,600	277,350
AMCOL International	16,500 [b]	434,775
Aptargroup	27,700	1,374,197
Arch Chemicals	19,300	695,765
Brush Engineered Materials	14,500 [a,b]	302,325
Buckeye Technologies	20,800 [a]	158,912
Caraustar Industries	17,700 [a]	159,300
Carpenter Technology	18,300	2,113,650
Century Aluminum	17,300 [a,b]	617,437
Chaparral Steel	18,300 [a]	1,317,966
Chesapeake	14,400	236,304
Cleveland-Cliffs	19,000 [b]	1,506,510
Deltic Timber	9,900	558,063
Georgia Gulf	29,000 [b]	725,580
HB Fuller	25,400	1,106,678
Headwaters	31,400 [a,b]	802,584
MacDermid	20,700 [b]	596,160
Myers Industries	28,402	488,230
Neenah Paper	11,200	341,040
OM Group	23,400 [a]	721,890
Omnova Solutions	32,200 [a]	182,896
Penford	6,900	116,610
PolyOne	80,400 [a]	705,912
Pope & Talbot	6,100 [b]	38,003
Quaker Chemical	6,700	125,290
Quanex	33,050	1,423,464
Rock-Tenn, Cl. A	25,800	411,510
RTI International Metals	17,100 [a,b]	954,864
Ryerson	21,000 [b]	567,000
Schulman (A.)	24,700	565,383
Schweitzer-Mauduit International	12,500	270,625
Steel Technologies	11,500	223,560
Texas Industries	20,800	1,104,480
Tronox, Cl. B	32,100	422,757
Wausau Paper	41,000	510,450

Common Stocks (continued)	Shares		Value ($)
Materials (continued)			
Wellman	8,500	b	34,340
			23,327,335
Telecommunication Services—.2%			
Commonwealth Telephone Enterprises	19,400		643,304
General Communication, Cl. A	33,900	a	417,648
			1,060,952
Utilities—4.7%			
Allete	24,700		1,169,545
American States Water	13,950		497,318
Atmos Energy	66,900		1,867,179
Avista	40,500		924,615
Cascade Natural Gas	9,400		198,246
Central Vermont Public Service	9,500		175,560
CH Energy Group	11,100	b	532,800
Cleco	40,700		946,275
El Paso Electric	36,300	a	731,808
Energen	60,100		2,308,441
Green Mountain Power	3,000		101,970
Laclede Group	18,100		621,916
New Jersey Resources	24,000		1,122,720
Northwest Natural Gas	23,100	b	855,393
Piedmont Natural Gas	59,800	b	1,453,140
South Jersey Industries	23,700	b	649,143
Southern Union	77,443		2,095,608
Southwest Gas	33,500		1,049,890
UGI	83,800		2,063,156
UIL Holdings	12,300		692,367
Unisource Energy	26,900		837,935
			20,895,025
Total Common Stocks (cost $332,433,624)			**446,552,343**

Short-Term Investments—.0%	Principal Amount ($)		Value ($)
U.S. Treasury Bills; 4.57%, 7/20/06 (cost $149,638)	150,000	c	**149,694**

Other Investment—.4%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,932,000)	1,932,000	d	**1,932,000**
Investment of Cash Collateral for Securities Loaned—15.6%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $69,736,208)	69,736,208	d	**69,736,208**
Total Investments (cost $404,251,470)	**115.8%**		**518,370,245**
Liabilities, Less Cash and Receivables	**(15.8%)**		**(70,787,138)**
Net Assets	**100.0%**		**447,583,107**

a *Non-income producing security.*

b *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $71,164,313 and the total market value of the collateral held by the portfolio is $73,901,903, consisting of $69,736,208 in cash collateral and in U.S. Government and agency securities valued at $4,165,695.*

c *Partially held by a broker as collateral for open financial futures positions.*

d *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Industrial	17.6	Energy	9.0
Information Technology	16.4	Materials	5.2
Short-Term/Money Market Investments	16.0	Utilities	4.7
		Consumer Staples	4.1
Financial	15.8	Telecommunication Services	.2
Consumer Discretionary	14.9	Futures	.0
Health Care	11.9		**115.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

June 30, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 6/30/2006 ($)
Financial Futures Long				
Russell 2000 E-mini	35	2,560,250	September 2006	**134,260**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $71,164,313)—Note 1(b):		
Unaffiliated issuers	332,583,262	446,702,037
Affiliated issuers	71,668,208	71,668,208
Cash		241,988
Dividends and interest receivable		441,001
Receivable for shares of Beneficial Interest subscribed		102,505
Receivable for futures variation margin—Note 4		35,350
		519,191,089
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		217,417
Liability for securities on loan—Note 1(b)		69,736,208
Payable for investment securities purchased		1,111,780
Payable for shares of Beneficial Interest redeemed		532,866
Interest payable		9,711
		71,607,982
Net Assets ($)		**447,583,107**
Composition of Net Assets ($):		
Paid-in capital		332,264,143
Accumulated undistributed investment income—net		1,401,636
Accumulated net realized gain (loss) on investments		(335,707)
Accumulated net unrealized appreciation (depreciation) on investments (including $134,260 net unrealized appreciation on financial futures)		114,253,035
Net Assets ($)		**447,583,107**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		25,629,996
Net Asset Value, offering and redemption price per share ($)		**17.46**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $989 foreign taxes withheld at source):	
Unaffiliated issuers	2,381,448
Affiliated issuers	26,419
Income from securities lending	130,842
Interest	20,492
Total Income	**2,559,201**
Expenses:	
Investment advisory fee—Note 3(a)	802,471
Distribution fees—Note 3(b)	573,194
Interest expense—Note 2	17,311
Loan commitment fees—Note 2	1,267
Total Expenses	**1,394,243**
Investment Income—Net	**1,164,958**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	11,430,964
Net realized gain (loss) on financial futures	20,685
Net Realized Gain (Loss)	**11,451,649**
Net unrealized appreciation (depreciation) on investments (including $139,010 net unrealized appreciation on financial futures)	17,519,725
Net Realized and Unrealized Gain (Loss) on Investments	**28,971,374**
Net Increase in Net Assets Resulting from Operations	**30,136,332**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment income—net	1,164,958	2,076,735
Net realized gain (loss) on investments	11,451,649	6,592,901
Net unrealized appreciation (depreciation) on investments	17,519,725	16,542,908
Net Increase (Decrease) in Net Assets Resulting from Operations	**30,136,332**	**25,212,544**
Dividends to Shareholders from ($):		
Investment income—net	(1,809,278)	–
Net realized gain on investments	(10,261,189)	(997,515)
Total Dividends	**(12,070,467)**	**(997,515)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	62,505,742	139,842,181
Dividends reinvested	12,070,467	997,515
Cost of shares redeemed	(66,061,240)	(99,227,774)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**8,514,969**	**41,611,922**
Total Increase (Decrease) in Net Assets	**26,580,834**	**65,826,951**
Net Assets ($):		
Beginning of Period	421,002,273	355,175,322
End of Period	**447,583,107**	**421,002,273**
Undistributed investment income—net	1,401,636	2,045,956
Capital Share Transactions (Shares):		
Shares sold	3,501,196	8,833,017
Shares issued for dividends reinvested	670,581	65,540
Shares redeemed	(3,804,628)	(6,417,091)
Net Increase (Decrease) in Shares Outstanding	**367,149**	**2,481,466**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describe the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002[a]
Per Share Data ($):					
Net asset value, beginning of period	16.66	15.59	13.11	9.58	12.50
Investment Operations:					
Investment income—net[b]	.04	.09	.08	.04	.03
Net realized and unrealized gain (loss) on investments	1.23	1.02	2.79	3.58	(2.94)
Total from Investment Operations	1.27	1.11	2.87	3.62	(2.91)
Distributions:					
Dividends from investment income—net	(.07)	–	(.06)	(.02)	(.01)
Dividends from net realized gain on investments	(.40)	(.04)	(.33)	(.07)	–
Total Distributions	(.47)	(.04)	(.39)	(.09)	(.01)
Net asset value, end of period	17.46	16.66	15.59	13.11	9.58
Total Return (%)	7.46[c]	7.23	21.89	37.78	(23.25)[c]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30[c]	.60	.60	.60	.40[c]
Ratio of net investment income to average net assets	.25[c]	.55	.57	.33	.27[c]
Portfolio Turnover Rate	15.54[c]	25.56	25.06	32.49	117.52[c]
Net Assets, end of period ($ x 1,000)	447,583	421,002	355,175	179,454	42,094

[a] *From May 1, 2002 (commencement of operations) to December 31, 2002.*

[b] *Based on average shares outstanding at each month end.*

[c] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company currently offering nine series, including the Small Cap Stock Index Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to match the performance of the Standard & Poor's SmallCap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus ") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge.

The fund accounts separately for the assets, liabilities and operations of series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The portfolio may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the portfolio's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the portfolio's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the portfolio maintains the right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2005 were as follows: ordinary income $101,131 and long-term capital gains $896,384. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the 'Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the portfolio has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2006 was approximately $640,500, with a related weighted average annualized interest rate of 5.45%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement ('Agreement") with the Manager, the investment advisory fee is computed at the annual rate of .35% of the value of the portfolio's average daily net assets and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all of the expenses of the portfolio except management fees, Rule 12b-1 distribution Plan fees, taxes, interest expenses, brokerage commissions, fees and expenses of independent counsel to the portfolio and the non-interested Board members, and extraordinary expenses. In addition, the Manager has also agreed to reduce its fee in an amount equal to the portfolio's allocated portion of the accrued fees and expenses of non-interested board members and fees and expenses of independent counsel to the portfolio.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the portfolio pays the Distributor for distributing their shares, for servicing and/or maintaining shareholder accounts and for advertising and marketing. The Plan provides for payments to be made at an annual rate of .25% of the value of the portfolio's average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, the portfolio was charged $573,194 pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $126,827 and Rule 12b-1 distribution plan fees $90,590.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended June 30, 2006, amounted to $71,278,752 and $73,882,106, respectively.

The portfolio may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The portfolio is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the portfolio to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the portfolio recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents, up to approximately 10% of the contract amount. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at June 30, 2006, are set forth in the Statement of Financial Futures.

At June 30, 2006, accumulated net unrealized appreciation on investments was $114,118,775, consisting of $128,672,702 gross unrealized appreciation and $14,553,927 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTES

For More Information

Dreyfus Investment Portfolios, Small Cap Stock Index Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0410SA0606

Dreyfus Investment Portfolios, Technology Growth Portfolio

SEMIANNUAL REPORT June 30, 2006


Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus portfolio are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus portfolio.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE PORTFOLIO

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Investment Portfolios, Technology Growth Portfolio, covering the six-month period from January 1, 2006, through June 30, 2006.

Stock market gains over the first four months of 2006 were given back in May and June, when investors reacted negatively to suggestions that the U.S. Federal Reserve Board (the "Fed") and other central banks, in their fight against inflation, might raise short-term interest rates more than previously expected. In the judgment of our Chief Economist, Richard Hoey, the recent correction reflects an adjustment among leveraged investors toward lower risk levels as the U.S. economy moves into a more mature phase with milder rates of growth. In our view, corrections such as these generally are healthy mechanisms that help wring speculative excesses from the financial markets, potentially setting the stage for future rallies.

While a recession currently appears unlikely, a number of economic uncertainties remain. Indicators to watch in the months ahead include the outlook for inflation, the extent of softness in the U.S. housing market, the impact of slower economic growth on consumer spending, additional changes in interest rates from the Fed and other central banks, and the strength of the U.S. dollar relative to other major currencies. As always, we encourage you to discuss these and other investment-related issues with your financial advisor, who can help you prepare for the challenges and opportunities that lie ahead.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 17, 2006



DISCUSSION OF PERFORMANCE

Mark Herskovitz, Primary Portfolio Manager

How did Dreyfus Investment Portfolios, Technology Growth Portfolio perform relative to its benchmarks?

For the six-month period ended June 30, 2006, the portfolio's Initial shares produced a total return of –2.98%, and its Service shares produced a total return of –3.03%.[1] The portfolio's benchmarks, the Morgan Stanley High Technology 35 Index (the "MS High Tech 35 Index") and the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced total returns of –5.15% and 2.71%, respectively, over the same period.[2,3]

Although stocks, including those of technology companies, rallied over the first four months of the reporting period in an environment of robust economic growth, concerns arising in May and June regarding the effects of rising interest rates and intensifying inflationary pressures on future economic conditions led to a market correction that was particularly sharp among technology companies. The portfolio produced lower returns than the S&P 500 Index, mainly due to weakness among hardware manufacturers and software developers.

What is the portfolio's investment approach?

The portfolio seeks capital appreciation by investing at least 80% of its assets in growth companies of any size that we believe are leading producers or beneficiaries of technological innovation. These investments may include companies in the computer, Internet, semiconductor, electronics, communications, health care, biotechnology, medical services, computer software and hardware, electronic components and systems, network and cable broadcasting, telecommunications, defense and aerospace, and environmental sectors.

When evaluating investment opportunities, we first assess economic and market conditions in an attempt to identify trends that we believe are likely to drive demand within the various technology-related sectors. The more attractive sectors are overweighted. Second, we strive to identify the companies that are most likely to benefit from these overall trends. Typically, these companies are leaders in their market segments and are characterized by rapid earnings or revenue growth and dominant market shares. We conduct extensive fundamental research to understand these companies' competitive advantages and to evaluate their ability to maintain their leadership positions over time.

This process enables us to identify the stocks of what we believe are leading technology companies for the portfolio. Many of those stocks are considered core holdings that we believe will lead their industry segments over the long term. We complement these positions with non-core holdings that we believe can provide above-average gains over a shorter time frame.

Although the portfolio looks for companies with the potential for strong earnings growth rates, some of the portfolio's investments may currently be experiencing losses. Moreover, the portfolio may invest in small-, mid- and large-cap securities in all available trading markets, including initial public offerings ("IPOs") and the aftermarket.

What other factors influenced the portfolio's performance?

Over the first four months of the year, investors generally favored growth-oriented companies and industry groups, including the technology sector, as the U.S. economy continued to grow. In early May, however, investors' attitudes toward risk appeared to change when investors became worried that interest rates might climb more than previously expected. At the same time, signs of economic weakness began to emerge and inflationary pressures seemed to intensify, as reflected by higher prices for energy, industrial commodities and precious metals.

The resulting "flight to quality" led to declines in a number of the portfolio's holdings. Semiconductor manufacturer Advanced Micro Devices, which had gained value after posting impressive gains in 2005, fell as demand for personal computers weakened and competitive pressures intensified. Similarly, Apple Computer gave back some of last year's gains as its products matured and its growth rate slowed. Juniper Networks, a networking equipment maker that we believe is well positioned for the growth of the Internet, also encountered product-cycle and competitive issues. Comverse Technologies, a provider of multimedia network-based software and systems, was hurt by regulatory questions related to stock option grants. Finally, the portfolio's software holdings lagged the averages due to its lack of exposure to Oracle and Intuit, which fared relatively well for the benchmark.

These disappointments were offset to a degree by better results in other areas. Longstanding holding Corning continued to benefit from its dominant position as a provider of glass for flat-panel televisions. Global positioning systems specialist Garmin saw earnings rise after introducing a new generation of user-friendly consumer products. Akamai Technologies, a leader in distributed computing solutions, has prospered by helping customers expand the capacity of their networks to accommodate data-intensive video applications. Outsourcer Cognizant Technology Solutions has continued to achieve success in providing lower-cost labor from overseas markets to U.S. corporations. Finally, telecommunications billing management company Amdocs rebounded by capturing market share in a consolidating industry.

What is the portfolio's current strategy?

Although we currently are concerned that business conditions may weaken over the near term, we believe that the longer-term outlook for the technology sector remains bright. Accordingly, we have continued to invest in companies that, in our judgment, have the potential to establish or maintain leadership positions in growth segments of the U.S. and global economies.

July 17, 2006

The portfolio's share price is likely to be more volatile than that of other portfolios that do not concentrate in one sector. The technology sector involves special risks, such as the faster rate of change and obsolescence of technological advances, and has been among the most volatile sectors of the stock market. An investment in the portfolio should be considered only as a supplement to a complete investment program.

The portfolio is only available as a funding vehicle under variable life insurance policies or variable annuity contracts issued by insurance companies. Individuals may not purchase shares of the portfolio directly. A variable annuity is an insurance contract issued by an insurance company that enables investors to accumulate assets on a tax-deferred basis for retirement or other long-term goals. The investment objective and policies of Dreyfus Investment Portfolios, Technology Growth Portfolio made available through insurance products may be similar to other funds/portfolios managed or advised by Dreyfus. However, the investment results of the portfolio may be higher or lower than, and may not be comparable to, those of any other Dreyfus fund/portfolio.

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, portfolio shares may be worth more or less than their original cost. The portfolio's performance does not reflect the deduction of additional charges and expenses imposed in connection with investing in variable insurance contracts, which will reduce returns.*

2 *SOURCE: BLOOMBERG L.P. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley High Technology 35 Index is an unmanaged, equal dollar-weighted index of 35 stocks from the electronics-based subsectors.*

3 *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR PORTFOLIO'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your portfolio's prospectus or talk to your financial adviser.

Review your portfolio's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Investment Portfolios, Technology Growth Portfolio from January 1, 2006 to June 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.01	$ 5.23
Ending value (after expenses)	$ 970.20	$ 969.70

COMPARING YOUR PORTFOLIO'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your portfolio's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the portfolio with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2006

	Initial Shares	Service Shares
Expenses paid per $1,000†	$ 4.11	$ 5.36
Ending value (after expenses)	$1,020.73	$1,019.49

† *Expenses are equal to the portfolio's annualized expense ratio of .82% for Initial shares and 1.07% for Service shares, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2006 (Unaudited)

Common Stocks—92.4%	Shares		Value ($)
Consumer Discretionary—3.0%			
Garmin	38,000	a	**4,006,720**
Health Care—2.6%			
Amgen	22,200	b	1,448,106
Genentech	24,500	b	2,004,100
			3,452,206
Information Technology—86.8%			
Accenture, Cl. A	149,300		4,228,176
Adobe Systems	119,900	b	3,640,164
Advanced Micro Devices	27,300	b	666,666
Akamai Technologies	94,600	b	3,423,574
Amdocs	115,600	b	4,230,960
Apple Computer	65,900	b	3,764,208
Automatic Data Processing	83,700		3,795,795
Avid Technology	42,000	a,b	1,399,860
Broadcom, Cl. A	113,850	b	3,421,193
CheckFree	65,000	a,b	3,221,400
Cisco Systems	169,600	b	3,312,288
Citrix Systems	56,500	b	2,267,910
Cognizant Technology Solutions, Cl. A	68,100	a,b	4,587,897
Comverse Technology	144,700	a,b	2,860,719
Corning	272,000	b	6,579,680
Dell	77,500	b	1,891,775
Digital Insight	28,500	b	977,265
eBay	29,300	b	858,197
Electronic Arts	47,300	b	2,035,792
EMC/Massachusetts	194,500	b	2,133,665
Google, Cl. A	6,900	b	2,893,377
Hewlett-Packard	89,300		2,829,024
Infosys Technologies, ADR	36,500		2,788,965
Intel	101,700		1,927,215

Common Stocks (continued)	Shares		Value ($)
Information Technology (continued)			
Juniper Networks	228,700	a,b	3,656,913
Marvell Technology Group	45,900	b	2,034,747
MEMC Electronic Materials	65,400	a,b	2,452,500
Microsoft	232,600		5,419,580
Motorola	145,200		2,925,780
National Semiconductor	91,000		2,170,350
NAVTEQ	21,700	b	969,556
Network Appliance	104,800	b	3,699,440
Qualcomm	89,800		3,598,286
Red Hat	14,300	b	334,620
Salesforce.com	38,100	a,b	1,015,746
SAP, ADR	68,900		3,618,628
Seagate Technology	45,900		1,039,176
Sirf Technology Holdings	26,900	a,b	866,718
Taiwan Semiconductor Manufacturing	42,465		76,598
Taiwan Semiconductor Manufacturing, ADR	485,927		4,460,810
Tellabs	49,000	b	652,190
Texas Instruments	89,500		2,710,955
Yahoo!	141,200	b	4,659,600
			116,097,958
Total Common Stocks (cost $102,404,029)			**123,556,884**

Other Investment—3.0%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $4,086,718)	4,086,718	c	**4,086,718**

Investment of Cash Collateral for Securities Loaned—11.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $15,271,910)	15,271,910 [c]	**15,271,910**
Total Investments (cost $121,762,657)	**106.8%**	**142,915,512**
Liabilities, Less Cash and Receivables	**(6.8%)**	**(9,132,046)**
Net Assets	**100.0%**	**133,783,466**

ADR—American Depository Receipts

[a] *All or a portion of these securities are on loan. At June 30, 2006, the total market value of the portfolio's securities on loan is $14,685,845 and the total market value of the collateral held by the portfolio is $15,271,910.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	86.8	Health Care	2.6
Money Market Investments	14.4		
Consumer Discretionary	3.0		**106.8**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities— See Statement of Investments: (including securities on loan, valued at $14,685,845)—Note 1(c):		
Unaffiliated issuers	102,404,029	123,556,884
Affiliated issuers	19,358,628	19,358,628
Cash		124,873
Cash denominated in foreign currencies	4,246,913	4,274,852
Receivable for investment securities sold		2,918,277
Dividends receivable		221,890
Receivable for shares of Beneficial Interest subscribed		10,569
Prepaid expenses		7,391
		150,473,364
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		104,722
Liabilities for securities on loan—Note 1(c)		15,271,910
Payable for investment securities purchased		1,253,062
Payable for shares of Beneficial Interest redeemed		35,502
Accrued expenses		24,702
		16,689,898
Net Assets ($)		**133,783,466**
Composition of Net Assets ($):		
Paid-in capital		241,140,903
Accumulated investment (loss)—net		(8,636)
Accumulated net realized gain (loss) on investments		(128,530,156)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		21,181,355
Net Assets ($)		**133,783,466**

Net Asset Value Per Share

	Initial Shares	Service Shares
Net Assets ($)	72,180,640	61,602,826
Shares Outstanding	8,223,202	7,125,809
Net Asset Value Per Share ($)	**8.78**	**8.65**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2006 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $42,997 foreign taxes withheld at source):	
Unaffiliated issuers	353,730
Affiliated issuers	214,119
Income from securities lending	56,048
Total Income	**623,897**
Expenses:	
Investment advisory fee—Note 3(a)	510,409
Distribution fees—Note 3(b)	72,390
Professional fees	25,215
Custodian fees—Note 3(b)	16,598
Prospectus and shareholders' reports	2,055
Trustees' fees and expenses—Note 3(c)	1,911
Shareholder servicing costs—Note 3(b)	517
Miscellaneous	3,869
Total Expenses	**632,964**
Less—reduction in custody fees due to earnings credits—Note 1(c)	(431)
Net Expenses	**632,533**
Investment (Loss)—Net	**(8,636)**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	2,662,630
Net realized gain (loss) on forward currency exchange contracts	(1,823)
Net Realized Gain (Loss)	**2,660,807**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(6,907,587)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,246,780)**
Net (Decrease) in Net Assets Resulting from Operations	**(4,255,416)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005
Operations ($):		
Investment (loss)—net	(8,636)	(361,736)
Net realized gain (loss) on investments	2,660,807	1,071,068
Net unrealized appreciation (depreciation) on investments	(6,907,587)	3,580,187
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,255,416)**	**4,289,519**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Initial shares	3,344,364	5,340,546
Service shares	14,146,888	18,471,720
Cost of shares redeemed:		
Initial shares	(7,804,010)	(23,038,519)
Service shares	(2,722,470)	(4,433,718)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,964,772**	**(3,659,971)**
Total Increase (Decrease) in Net Assets	**2,709,356**	**629,548**
Net Assets ($):		
Beginning of Period	131,074,110	130,444,562
End of Period	**133,783,466**	**131,074,110**
Investment (loss)—net	(8,636)	–
Capital Share Transactions (Shares):		
Initial Shares		
Shares sold	356,741	631,081
Shares redeemed	(839,416)	(2,756,505)
Net Increase (Decrease) in Shares Outstanding	**(482,675)**	**(2,125,424)**
Service Shares		
Shares sold	1,556,810	2,219,052
Shares redeemed	(296,325)	(537,618)
Net Increase (Decrease) in Shares Outstanding	**1,260,485**	**1,681,434**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single portfolio share. Total return shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the portfolio's financial statements.

	Six Months Ended June 30, 2006	Year Ended December 31,				
Initial Shares	(Unaudited)	2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	9.05	8.72	8.68	5.75	9.49	14.19
Investment Operations:						
Investment (loss)—net[a]	(.00)[b]	(.02)	(.01)	(.03)	(.04)	(.02)
Net realized and unrealized gain (loss) on investments	(.27)	.35	.05	2.96	(3.70)	(4.68)
Total from Investment Operations	(.27)	.33	.04	2.93	(3.74)	(4.70)
Net asset value, end of period	8.78	9.05	8.72	8.68	5.75	9.49
Total Return (%)	(2.98)[c]	3.78	.46	50.96	(39.41)	(33.12)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.41[c]	.81	.85	.88	.89	.87
Ratio of net expenses to average net assets	.41[c]	.81	.85	.88	.89	.87
Ratio of net investment income (loss) to average net assets	.04[c]	(.21)	(.10)	(.42)	(.53)	(.15)
Portfolio Turnover Rate	44.09[c]	49.08	62.50	38.22	91.47	86.25
Net Assets, end of period ($ x 1,000)	72,181	78,753	94,397	102,441	52,786	94,992

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
See notes to financial statements.

Service Shares	Six Months Ended June 30, 2006 (Unaudited)	Year Ended December 31, 2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	8.92	8.62	8.60	5.71	9.45	14.19
Investment Operations:						
Investment (loss)—net[a]	(.01)	(.04)	(.02)	(.05)	(.05)	(.05)
Net realized and unrealized gain (loss) on investments	(.26)	.34	.04	2.94	(3.69)	(4.69)
Total from Investment Operations	(.27)	.30	.02	2.89	(3.74)	(4.74)
Net asset value, end of period	8.65	8.92	8.62	8.60	5.71	9.45
Total Return (%)	(3.03)[b]	3.48	.23	50.61	(39.58)	(33.40)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.53[b]	1.06	1.10	1.13	1.12	1.20
Ratio of net expenses to average net assets	.53[b]	1.06	1.10	1.13	1.12	1.20
Ratio of net investment (loss) to average net assets	(.07)[b]	(.46)	(.24)	(.70)	(.77)	(.60)
Portfolio Turnover Rate	44.09[b]	49.08	62.50	38.22	91.47	86.25
Net Assets, end of period ($ x 1,000)	61,603	52,321	36,047	17,353	5,787	8,151

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Investment Portfolios (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company, operating as a series company, currently offering nine series, including the Technology Growth Portfolio (the "portfolio"). The portfolio is only offered to separate accounts established by insurance companies to fund variable annuity contracts and variable life insurance policies. The portfolio is a diversified series. The portfolio's investment objective is to provide capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the portfolio's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the portfolio's shares, which are sold without a sales charge. The portfolio is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Initial and Service. Each class of shares has identical rights and privileges, except with respect to the distribution plan and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The portfolio's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The portfolio's maximum exposure under these arrangements is unknown. The portfolio does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolio's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The portfolio has an arrangement with the custodian bank whereby the portfolio receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the portfolio includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the portfolio may lend securities to qualified institutions. It is the portfolio's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The portfolio is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the portfolio bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the portfolio may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the portfolio not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the portfolio to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The portfolio has an unused capital loss carryover of $129,065,164 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2005. If not applied, $8,991,103 of the carryover expires in fiscal 2008, $68,467,967 expires in fiscal 2009, $40,345,577 expires in fiscal 2010, $7,722,694 expires in fiscal 2011 and $3,537,823 expires in fiscal 2012.

NOTE 2—Bank Line of Credit:

The portfolio participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the portfolio based on prevailing market rates in effect at the time of borrowing. During the period ended June 30, 2006, the portfolio did not borrow under the line of credit.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with the Manager, the investment advisory fee is computed at the annual rate of .75% of the value of the portfolio's average daily net assets and is payable monthly.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Service shares pay the Distributor for distributing their shares, for servicing and/or maintaining Service shares shareholder accounts and for advertising and marketing for Service shares. The Plan provides for payments to be made at an annual rate of .25% of the value of the Service shares' average daily net assets. The Distributor may make payments to Participating Insurance Companies and to brokers and dealers acting as principal underwriter for their variable insurance products. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended June 30, 2006, Service shares were charged $72,390 pursuant to the Plan.

The portfolio compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $211 pursuant to the transfer agency agreement.

The portfolio compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the portfolio. During the period ended June 30, 2006, the portfolio was charged $16,598 pursuant to the custody agreement.

During the period ended June 30, 2006, the portfolio was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: investment advisory fees $80,461, Rule 12b-1 distribution plan fees $12,128, custodian fees $10,141, chief compliance officer fees $1,926 and transfer agency per account fees $66.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the SEC, the portfolio may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and forward currency exchange contracts, during the period ended June 30, 2006, amounted to $63,368,256 and $56,201,574, respectively.

The portfolio may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the portfolio is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the portfolio would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The portfolio realizes a gain if the value of the contract increases between those dates. The portfolio is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2006, there were no forward currency exchange contracts outstanding.

At June 30, 2006, accumulated net unrealized appreciation on investments was $21,152,855, consisting of $24,675,357 gross unrealized appreciation and $3,522,502 gross unrealized depreciation.

At June 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

Dreyfus Investment Portfolios, Technology Growth Portfolio
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-554-4611 or 516-338-3300

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144
Attn: Investments Division

The portfolio files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The portfolio's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the portfolio uses to determine how to vote proxies relating to portfolio securities, and information regarding how the portfolio voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2006 Dreyfus Service Corporation

0175SA0606